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Follow-Up Materials

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REGISTRANT'S NAME DBS Group Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 3 1 2008

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03172

FISCAL YEAR 12-31-07

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DAT : 3/27/08

DBS Group Holdings Ltd
Annual Report 2007



A PASSION FOR ASIA

DBS

CONTENTS

A Passion for Asia

We believe the underlying momentum in key Asian economies will help this region ride out challenges in the global financial arena today. With a firm focus on Asia, DBS continues to grow stronger as we expand in this region. This would not be possible, however, without our most valuable asset – our people. Their drive and determination have enabled us to seize opportunities, bringing us to where we are today.

At DBS, we acknowledge the passion, commitment and can-do spirit in each of our 13,000 plus staff.



Dedicated to teamwork






BURMA
THAILAND
CAMBODIA



"I should be used to this by now," Richard mulls. Plastic bags, tin cans, cardboard boxes and other refuse cover the ground. Tsz Fai hands out another paper bag of food to the eager villagers.

Undaunted by the filth and stench, they teamed up to help children in a rubbish village in Cambodia.

We are Richard and Tsz Fai and we work at DBS.





30km cycle rides. 3km swims in freezing water. Each day, a test of discipline and endurance. Truth is, I relish every challenge.

From casual runs to marathons to triathlons. Setting his mind on the finishing line, he always goes the distance.

I am Frederick Ting and I work at DBS.

Confidence to excel








SEA
SOUTH





Passionate and committed



Limitless skies. Unending seas. A "Never-say-die" attitude. New experiences unfold at every turn. The more I discover, the more I want to discover. Pilot. Sailor. Biker. Poet. Historian.

With his zest for life, he believes life is an unending journey full of new experiences waiting to be discovered.

I am Mukund Murty and I work at DBS.



Integrity and respect

Challenges can be conquered when you believe in yourself and have someone by your side. An unfortunate accident 13 years ago left me paralysed from the neck down. With help from my mother, I support myself with a full time job.



Despite his predicament, he displays an uncommon strength, earning respect from colleagues and friends.

I am Peter Loh and I work at DBS.










TONKIN
DONG-SON



Value relationships


MEKONG RIVER

To save their sick child, a young couple left home. Alone in a strange land, they called out for help. I heard their cry, saw beyond. And resolved to extend hope to others, just like them.

Although miles away from Vietnam, a simple request for rice moved her to set up a charity to help children from her homeland.

I am Meggie Pham and I work at DBS.

Ten-Year Summary

Group	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Selected Income Statement Items ($ millions)										
Total income	**6,163**	5,344	4,338	4,479	4,265	4,143	3,387	2,931	2,855	1,876
Profit before allowances	**3,545**	2,975	2,312	2,523	2,473	2,333	1,670	1,686	1,791	1,121
Allowances	**431**	135	203	63	541	544	379	54	1,063	996
Profit before tax	**3,224**	2,910	2,163	2,509	1,992	1,797	1,469	1,675	866	44
Net profit excluding one-time items and goodwill charges	**2,487**	2,175	1,649	1,938	1,491	1,285	907	1,389	897	112
One-time items [1]	**(209)**	94	303	497	–	96	212	–	175	–
Goodwill charges	–	–	1,128	440	430	278	133	–	–	–
Net profit	**2,278**	2,269	824	1,995	1,061	1,103	986	1,389	1,072	112
Selected Balance Sheet Items ($ millions)										
Total assets	**233,591**	197,372	180,204	175,671	159,479	149,425	151,429	111,208	106,465	100,037
Customer loans [2]	**108,433**	86,630	79,462	69,659	64,330	60,704	68,202	52,024	54,370	56,215
Total liabilities	**210,433**	176,326	161,014	156,796	143,574	133,935	135,802	100,839	95,840	90,296
Customer deposits [2]	**153,572**	131,373	116,884	113,206	108,041	101,315	106,771	80,721	82,268	73,858
Ordinary shareholders' funds	**20,048**	18,242	16,291	16,011	14,259	13,681	13,007	9,899	9,921	7,800
Shareholders' funds (ordinary and preference)	**20,481**	18,675	16,724	16,444	14,818	14,241	13,602	10,495	10,876	9,812
Per Ordinary Share [3]										
Earnings excluding one-time items and goodwill charges	**1.64**	1.44	1.10	1.30	1.00	0.87	0.71	1.13	0.80	0.10
Earnings	**1.50**	1.50	0.54	1.33	0.71	0.75	0.77	1.13	0.97	0.10
Net tangible assets	**9.35**	8.21	6.99	6.08	4.67	4.07	5.38	8.14	8.42	7.68
Net asset value	**13.20**	12.08	10.87	10.72	9.69	9.30	8.98	8.14	8.42	7.68
Dividends [4]	**0.80**	0.76	0.58	0.40	0.30	0.30	0.30	0.45	0.26	0.16
Selected Financial Ratios (%)										
Dividend cover for ordinary shares (number of times)	**2.15**	2.46	1.17	4.14	3.03	3.15	3.18	3.32	5.05	1.65
Cost-to-income	**42.5**	44.3	46.7	43.7	42.0	43.7	50.7	42.5	37.3	40.2
Return on assets excluding one-time items and goodwill charges	**1.15**	1.15	0.93	1.16	0.97	0.85	0.69	1.28	0.87	0.13
Return on assets	**1.15**	1.20	0.46	1.19	0.69	0.73	0.75	1.28	1.04	0.13
Return on shareholders' funds excluding one-time items and goodwill charges	**12.7**	12.3	9.8	12.5	10.1	9.1	8.1	12.9	8.7	1.3
Return on shareholders' funds	**11.7**	12.8	5.0	12.8	7.3	7.9	8.8	12.9	10.4	1.3
Non-performing loans rate	**1.1**	1.7	2.1	2.5	5.2	6.1	5.7	7.6	13.0	11.8
Loss allowance coverage	**135**	115	97	89	63	59	60	52	53	44
Capital adequacy										
Tier I	**8.9**	10.2	10.6	11.3	10.5	10.3	12.2	14.4	15.7	14.6
Total	**13.4**	14.5	14.8	15.8	15.1	15.5	17.4	18.9	19.2	15.8

Prior years' figures have been restated to reflect the effects on adoption of new or revised Financial Reporting Standards

(1) One-time items arise from gains from sale of properties and/or investments. 2007 includes allowance write-back for a Singapore property and impairment charges for a Thai investment

(2) Including financial assets/liabilities at fair value through profit and loss

(3) Per ordinary share figures have been adjusted for bonus issues in 1998 and 1999, and a rights issue in 1998

(4) Dividend amounts are on a gross basis prior to the fourth quarter of 2007 and on a one-tier tax-exempt basis thereafter. 2000 and 2006 include special dividends of 15 cents and 5 cents respectively

Financial Highlights

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND RETURN ON SHAREHOLDERS' FUNDS ("ROE") (1)



2,487
2,175
1,649
1,938
1,491
1,285
907
1,389
897
112
12 7
12.3
9.8
12.5
10.1
9.1
8.1
12.9
8.7
1.3
07 06 05 04 03 02 01 00 99 98
Net Profit ($ millions)
ROE (%)

INCOME AND COST-TO-INCOME RATIO (1)



6,163
5,344
4,338
4,479
4,265
4,143
3,387
2,931
2,855
1,876
42.5
44.3
46.7
43.7
42.0
43.7
50.7
42.5
37.3
40.2
07 06 05 04 03 02 01 00 99 98
Income ($ millions)
Cost-to-Income (%)

CUSTOMER DEPOSITS AND LOANS (2)



153.6
131.4
116.9
113.2
108.0
101.3
106.8
80.7
82.3
73.9
108.4
86.6
79.5
69.7
64.3
60.7
68.2
52.0
54.4
56.2
07 06 05 04 03 02 01 00 99 98
Customer Deposits ($ billions)
Customer Loans ($ billions)

ASSET QUALITY



135
115
97
89
63
59
60
52
53
44
13.0
11.8
7.6
6.1
5.7
5.2
1.1
1.7
2.1
2.5
07 06 05 04 03 02 01 00 99 98
Loss allowance coverage (%)
Non-performing loans rate (%)

(1) Excludes one-time items
(2) Includes financial assets/liabilities at fair value through profit or loss

Leadership Viewpoint

LETTER TO SHAREHOLDERS



"During the year, DBS' strong operating performance and broad-based growth demonstrated that our competitive advantage as an Asia banking specialist continues to gain traction."

Asia's economies surged ahead in 2007, showing resilience amid record oil prices and global credit market dislocations caused by the bursting of the US housing bubble.

The US sub-prime mortgage crisis which erupted in August hit financial institutions worldwide. Banks in Asia, while not immune to the contagion, were affected to a lesser extent than their Western counterparts.

Against this backdrop, DBS demonstrated that it was capable of delivering consistent performance even in challenging market conditions.

Group net profit rose 14% to SGD 2.49 billion excluding one-time items, bolstered by a strong showing across businesses and geographies.



Bridging capital flows between the Middle East and Asia: DBS launched The Islamic Bank of Asia in May, combining DBS' Asia banking expertise with the extensive network of the Middle Eastern investors.

RECORD PERFORMANCE IN CORE BUSINESSES

Reflecting the strength of DBS' customer franchise in Asia, net earnings were lifted by strong revenue growth, even after taking provisions for our collateralised debt obligation (CDO) investments, particularly those with exposure to the US sub-prime market.

Having taken such provisions, we are comfortable with our exposure to CDOs in 2008. Our total exposure to CDOs is SGD 1.50 billion as at end January 2008. The size of our CDO exposure will not pose a strain to our strong balance sheet and capital positions.

During the year, DBS' strong operating performance and broad-based growth demonstrated that our competitive advantage as an Asia banking specialist continues to gain traction.

Net interest income increased 14% to a record SGD 4.11 billion, as loan growth and a stronger focus on asset and liability management more than offset margin pressure. Our loan book expanded by 25% to SGD 108.4 billion, led by corporate and SME loans across the region as well as Singapore consumer loans.

Net fee income rose 27% to a record SGD 1.46 billion as a broad range of fee activities grew.

We are also heartened that in an uncertain environment, DBS' asset quality continues to be among the best for Asian banks. The ratio of non-performing loans improved from 1.7% in 2006 to 1.1% in 2007. Allowance coverage also increased to 135% from 115% the year before.

MAKING OUR MARK AS AN ASIA BANKING SPECIALIST

As a bank that lives and breathes Asia, DBS takes pride in having deep insights and an intuitive understanding of how to do business in the region. The bank is also committed to strengthening our Asia franchise, to better serve our customers and meet their most important needs.

- POSB, which became part of the DBS family in 1998, celebrated its 130th anniversary with the completion of a two-year initiative to enhance the experience of branch banking customers. The rejuvenation of POSB's 49 branches underscores DBS' commitment to an iconic Singaporean brand that represents friendly neighbourhood banking with a heart. Following the revamp, POSB is able to serve customers with bigger, brighter branches;


星展银行(中国)有限公司
(China) Limited

Celebrating the birth of DBS China Limited: DBS was one of the first foreign banks to incorporate locally in China, further reinforcing our commitment to the Chinese market.

better-trained staff and innovative financial solutions. The initiative underscores DBS' belief that we need to be strong in our home market as we expand abroad.

- Islamic banking is a burgeoning USD 400 billion business, and as an Asia banking specialist, it is only natural for us to be at the forefront. To bridge growing capital flows between the Middle East and Asia, in May, DBS launched a new subsidiary, The Islamic Bank of Asia (IB Asia), in partnership with 34 investors from prominent families and industrial groups based in the Gulf Cooperation Council (GCC) countries. Since commencing business, IB Asia, whose initial focus is corporate finance, capital markets and private wealth management, has turned a profit. IB Asia has also set up its first representative office in Bahrain, marking its first step into the GCC markets.

- In Indonesia, where we are one of the largest trade finance banks and the fifth-largest foreign bank in wealth management, 2007 was a year in which we aggressively grew our footprint. DBS has been in Indonesia for 10 years, and the market is an important one for us.

  Last year, DBS Indonesia added 10 new branches and sub-branches to its network. Today, we are in 18 locations in 9 cities. Network expansion is central to DBS' efforts to grow our Enterprise Banking and DBS Treasures Priority Banking businesses in Indonesia, and will continue apace. Our aim is to have one of the largest foreign bank networks with a presence in all major cities.

- In Taiwan, DBS successfully bid for the "good bank assets" of Bowa Commercial Bank, giving us significant inroads into the fourth-largest economy and banking sector in Asia ex-Japan. Following the transaction, DBS will have a total of 43 distribution outlets across Taiwan, of which 20 are in the Taipei area. The investment reinforces our Greater China strategy, and enhances the bank's position as a leading provider of financial services in Asia, and a pioneer in wealth management.

  DBS intends to leverage its extensive footprint in Hong Kong, and our growing presence in China, to intermediate the increasing trade and investment flows between Taiwan, Hong Kong and China.

GAINING MOMENTUM IN CHINA AND INDIA

"Better prospects are swelling the ranks of the middle class in China and India, creating new opportunities for DBS to offer financial advisory and solutions to retail clients."

China and India are two of the fastest-growing economies in Asia, and will exert increasing influence on global economies. Better prospects are also swelling the ranks of the middle class in these two markets, creating new opportunities for DBS to offer financial advisory and solutions to retail clients. Over the year, DBS continued to position itself to take advantage of the vast opportunities that exist in these markets.

- In May, DBS set up a local banking subsidiary in China, making it one of the first few foreign banks, and the first Singapore bank, to incorporate in China.

  Headquartered in Shanghai, DBS Bank China has a registered capital of RMB 4 billion (USD 523 million) and will focus on mid-caps and the affluent priority banking segment.

  The bank started operations just a week after receiving approval from the China Banking Regulatory Commission. As a local subsidiary, it is able to offer a comprehensive suite of RMB products and services to local residents in China, subject to regulatory approval.

  Leveraging this opportunity, in October, DBS launched a range of RMB deposit services, mortgage loans as well as general insurance products to local residents in Shanghai.

  As part of its five-year growth plan, DBS China will strengthen its presence in the Beijing-Tianjin corridor, Yangtze River Delta, Fu-Xia Cluster and the Pearl River Delta. It will expand its existing branch network in Shanghai, Suzhou, Beijing, Shenzhen and Guangzhou into an integrated branch network offering consumer banking, corporate banking, enterprise banking and investment banking services.

- In 2007, DBS Asset Management (DBSAM) bought a 33% stake in Changsheng Fund Management Company, the first Asia-based asset management company to invest in a leading local fund management company in China. Our strategic investment and partnership with Changsheng combines DBSAM's expertise in investment management with Changsheng's local market knowledge and distribution capabilities.

  Changsheng was granted the Qualified Domestic Institutional Investor (QDII) licence in October. With this approval, Changsheng, one of the first six Sino-foreign fund management companies to receive approval under the QDII scheme, will be able to help its clients invest their funds in overseas markets.

- In India, we are successfully rolling out a wholesale banking platform; adding factoring, SME liabilities, treasury and wealth management services to our suite of products offered to institutional and corporate clients in all major cities across India.

  Our Cholamandalam DBS Finance partnership, in which we have a


DBS

Expanding aggressively in Indonesia: With the opening of 10 new branches and sub-branches in Indonesia last year, DBS continues to grow its Enterprise Banking and DBS Treasures businesses.

37.5% stake, has also grown substantially. The consumer finance venture has enabled us to penetrate a new customer segment with a wide range of products. In 2007, Chola DBS grew its network around the country to about 200 outlets.

"I am proud to say that we have made headway in instilling a stronger sense of organisational pride and ownership among our staff."

CELEBRATING OUR 40-YEAR HISTORY AND GROWING OUR COMMITMENT TO ASIA

The Board is recommending a one-tier tax-exempt dividend of 20 cents per share for the fourth quarter following a gross dividend payout of 20 cents for each of the first three quarters of 2007. In 2006, DBS had paid out 71 cents of gross ordinary dividends.

In September, DBS launched a share buyback programme of up to SGD 400 million for on-market purchases of its ordinary shares. DBS intends to hold the repurchased shares as treasury shares, which may be used for various corporate purposes including employee benefit plans. The programme enhances our ongoing capital management efforts and reaffirms our commitment to improving shareholder returns. It also complements our existing policy of paying progressively rising ordinary dividends to shareholders.

Our good 2007 financial results, amid a volatile second half, would not have been possible without the concerted and collective efforts of all our 13,000 staff. I would like to thank our colleagues, customers, partners and shareholders for supporting us throughout the year.

I would also like to express my gratitude to my fellow board members for their wise counsel and invaluable contributions throughout the year. Special thanks goes to CY Leung (Leung Chun Ying), who stepped down as a board director in May. CY has been a board member since July 2002, and we owe him a debt of gratitude for his valuable insights and perspective on doing business in Hong Kong and China.

I also welcome Christopher Cheng, who joined the DBS Boards in June. Christopher is the Chairman of USI Holdings Limited and Winsor Properties Holdings Limited, both part of the Wing Tai Group, a leading property and lifestyle group in the region. With Wing Tai Group's extensive business interests in Hong Kong and China, we will greatly benefit from his advice on the business and political environment in Greater China, where DBS is seeking to expand our franchise.

In addition, I would like to thank Jackson Tai, who stepped down in December after eight years with the bank, five of which as Vice-Chairman and CEO, to spend more time with his family in the United States. Jack has helped to transform DBS from a Singapore-centric bank into a leading regional bank. As CEO, he was instrumental in growing DBS' geographical reach and strengthening our Asian franchise.

After an extensive global search, we appointed veteran banker Richard Stanley as CEO in February 2008. With his broad-based banking experience in Asia, my fellow directors and I are confident that he will help


POSB

Neighbours first, bankers second: POSB celebrated its 130th anniversary with the revitalization of its brand, bigger branches and better-trained staff.


Largest Occupancy
December
Jackson Tai
Vice-Chairman & CEO

Anchoring Singapore's new financial hub: DBS will lease 700,000 square feet in the heart of the new Marina Bay Financial Centre from 2012 as part of its strategic occupancy programme.

DBS to grow its regional footprint, diversify its revenue base and focus on higher-return businesses.

DBS celebrates its 40th anniversary in 2008. DBS was set up in 1968 as a development bank to help fuel Singapore's industrialisation efforts. Today, we are not only Singapore's largest financial institution offering full banking services in Singapore and the region, we have built a second hub in Hong Kong and a growing presence in China, India and Indonesia.

Our unique heritage gives us a deep understanding of Asia, our customers in the region and the local communities in which we operate. This serves as a strong platform for our growing commitment to Asia.

What we want to nurture at DBS is a culture of collaboration that instinctively puts what's best for the customer first and then to work hard, as a team, to deliver that promise with a can-do attitude.

I am proud to say that we have made headway in instilling a stronger sense of organisational pride and ownership among our staff. Banking is ultimately a people-driven business, and greater employee engagement will translate into a stronger sense of empowerment and customer mindset. I am encouraged that we have made progress in this area as evidenced by improved employee engagement survey scores across the bank.

Over the past two years, we have made DBS staff the highlight of our regional brand campaigns. In 2006, we featured the face of DBS Bank through the energy, dynamism and vibrancy of our staff. Last year, we went beyond that to showcase the mettle, character and spirit of "can-do" of our employees.

To enable staff to give back to the community, and to foster a greater sense of teamwork among them, in November, about 200 staff took time off work to refurbish schools in Jakarta, Mumbai and Shanghai.

As a leading financial institution, we believe that DBS must not only distinguish itself in the marketplace through a relentless dedication to service excellence, but also make a positive difference in the communities we operate in.

We have good momentum going into 2008. In spite of the problems in the financial sector worldwide, banks in Asia are not affected to the same extent. DBS' balance sheet is strong and we are well-positioned to ride Asia's growth.

In order to build on our heritage and enhance DBS' stature in Asia's financial community, we must improve our efforts to manage our business in totality, build a strong DBS culture and centre all our efforts on our customers.

I am very proud of my colleagues at the Bank who have achieved much in 2007. I also believe that we can do more, with the depth and breadth of talent within the Bank. I remain confident that we will be able to further seize opportunities and transform DBS into one of the most respected and admired financial institutions anchored in Asia.



Koh Boon Hwee
Chairman, DBS Group Holdings

Board of Directors











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1. KOH BOON HWEE
Chairman
Appointed 15 June 2005, he assumed the role of Chairman of the Board of Directors of DBS Group Holdings and DBS Bank Ltd on 1 January 2006. He is Executive Director of MediaRing Ltd and Chairman and CEO of Sunningdale Tech Ltd. He is also Chairman of the Board of Trustees of Nanyang Technological University, and among the other boards he serves on are Temasek Holdings Pte Ltd, Agilent Technologies, Inc. and the Hewlett Foundation. He started his career at Hewlett Packard and rose to become its Managing Director in Singapore, a post he held from 1985 to 1990. From 1991 to 2001, he was Executive Chairman of the Wuthelam Group. Mr Koh is Chairman of the Board Credit Committee and the Board Strategy and Planning Committee. He also serves on the Compensation and Management Development Committee and the Nominating and Board Risk Management Committees. Age 57.

2. JACKSON TAI
Vice Chairman & Chief Executive Officer
(Stepped down 31 December 2007)
Appointed 13 May 2001, he has been Chief Executive Officer since June 2002. A United States citizen, he joined DBS in 1999 as Chief Financial Officer and was made President and Chief Operating Officer in January 2001. Prior to joining DBS, Mr Tai served 25 years at J.P. Morgan & Co as an investment banker. He is also a director of CapitaLand Ltd and the Islamic Bank of Asia Ltd. Age 57.

3. FRANK WONG KWONG SHING
Chief Operating Officer
Appointed 16 September 2003, he is Chief Operating Officer of DBS Group Holdings and DBS Bank, Vice Chairman of DBS Bank, Chairman of DBS Bank (Hong Kong) and Chairman of DBS Bank (China). A British citizen, he brings over 30 years of experience in financial markets, having worked for Citibank, J.P. Morgan and NatWest Markets, and in Hong Kong, Frankfurt, London and Singapore. He has served as Chairman of the HK Futures Exchange and as member of the Foreign Exchange and Money Market Practices Committee of the HK Association of Banks. Mr Wong is also Director of China Mobile Limited, National Healthcare Group Pte Ltd and Mapletree Investments Pte Ltd. Mr Wong sits on the Board Credit Committee and the Board Strategy and Planning Committee. Age 60.

4. ANG KONG HUA
Director
Appointed 21 March 2005, he is Executive Director of NatSteel Ltd in charge of strategic matters. Prior to this, he was Chief Executive Officer of NatSteel for 28 years. Mr Ang also serves on the boards of Neptune Orient Lines Ltd, Yantai Raffles Shipyard Ltd and the Government of Singapore Investment Corporation. He was formerly Chairman of Singapore Telecommunications Ltd and Singapore Post Pte Ltd. Mr Ang is Chairman of the Audit Committee and also serves on the Nominating Committee. Age 64.

5. ANDREW ROBERT FOWELL BUXTON
Director
Appointed on 17 February 2006, Mr Andrew is a career banker, who capped an illustrious 36-year career at Barclays Bank Plc with his appointment as Chairman in 1993, a position he held until his retirement from the executive board in 1999. He was President of the British Bankers Association from 1998 to 2002 and a Member of the Court of the Bank of England from 1997 to 2001. Mr Buxton was honoured for his services to international trade at the Queen's Birthday Honours in June 2003 when he was made a Companion of the Most

Distinguished Order of St. Michael and St. George. Mr Buxton is Chairman of the Board Risk Management Committee, and sits on the board of Islamic Bank of Asia Ltd. Age 68.

6. CHRISTOPHER CHENG WAI CHEE
Director
Appointed 1 June 2007, he is the Chairman of USI Holdings Limited and Winsor Properties Holdings Limited. He is also a director of Eagle Asset Management (CP) Limited (as manager of Champion Real Estate Investment Trust), NWS Holdings Limited and New World China Land Limited. Mr Cheng is currently a director of the Hong Kong Securities & Futures Commission, and a member of several regulatory and non-profit organisations, including the Exchange Fund Advisory Committee (defacto board of Hong Kong Monetary Authority), the International Council of INSEAD, Yale University's President's Council on International Activities and the University of Hong Kong. He is currently chairman of the Standing Committee on Judicial Salaries and Conditions of Service. He was appointed a JP in 1985, awarded an O.B.E. in 1992 and a GBS in 2004. Mr Cheng sits on the Audit Committee, and on the boards of DBS Bank (China) Ltd and DBS Bank (Hong Kong) Ltd. Age 59.

7. GOH GEOK LING
Director
Appointed 3 May 2004. Prior to his retirement in October 1999, he was in the electronics industry for 29 years. He spent 28 years with Texas Instruments Singapore Pte Ltd where he last held the post of Managing Director. Following the acquisition of Texas Instruments Singapore's assets by Micron Technology Inc in 1998, he became the Managing Director of Micron Semiconductor Asia Pte Ltd. Mr Goh is also a Council Member of Nanyang Technological University. Mr Goh is a member of the Audit Committee, Board Credit Committee, the Compensation and Management Development Committee and the Board Strategy and Planning Committee. Age 66.

8. KWA CHONG SENG
Director
Appointed 29 July 2003, he is Chairman and Managing Director of ExxonMobil Asia Pacific Pte Ltd and the Lead Country Manager for the ExxonMobil group of companies in Singapore. He is also Deputy Chairman of Temasek Holdings (Pte) Ltd and a director of Sinopec SenMei (Fujian) Petroleum Company Ltd. Mr Kwa also serves on the Public Service Commission. Mr Kwa is Chairman of the Compensation and Management Development Committee and member of the Board Credit Committee and the Board Strategy and Planning Committee. Age 61.

9. NARAYANA MURTHY
Director
Appointed 19 August 2003, he is Chairman of Infosys Technologies Ltd, a company he co-founded and in which he had served as Chief Executive Officer for 20 years. An Indian citizen, he is also Chairman of the Indian Institute of Information Technology, Bangalore and sits on the Board of Trustees of Singapore Management University. He is also a director of Unilever PLC and of the United Nations Foundation. Mr Murthy is Chairman of the Nominating Committee, and a member of the Compensation and Management Development Committee. Age 61.

10. PETER ONG BOON KWEE
Director
Appointed 26 March 2003, he is Permanent Secretary at the Ministry of Trade and Industry. Prior to that, he was Permanent Secretary at the Ministry of Transport and Second Permanent Secretary (Defence) at the Ministry of Defence. From 1998 to 2000, he was seconded to Temasek Holdings (Pte) Ltd as an Executive Vice President. He is also the current Chairman of the Maritime and Port Authority and Deputy Chairman of the Singapore Cooperation Enterprise. Mr Ong is a member of the Board Risk Management Committee. Age 46.

11. JOHN ALAN ROSS
Director
Appointed 6 February 2003, he is a retired banker. Prior to his retirement in February 2002, he was Corporate Chief Operating Officer for the Deutsche Bank Group. Before joining Deutsche Bank in 1992, he spent 21 years at the Bank of New York, where he was last its Executive Vice President, Head of Global Asset and Liability Management. A United States citizen, Mr Ross acts as a Trustee of the German Marshall Fund and of the Metropolitan Opera Guild. In addition to serving on the board of DBS Bank (China) Ltd, Mr Ross is a member of the Board Risk Management and Nominating Committees. Age 63.

12. WONG NGIT LIONG
Director
Appointed 3 May 2004, he is the Chairman and Chief Executive Officer of the Venture Group of companies. He is also a board member of Royal Philips Electronics, Chairman of the NUS Board of Trustees, and a member of the Research Innovation and Enterprise Council. Mr Wong sits on the Audit Committee, the Nominating Committee and Compensation and Management Development Committee. Age 66.

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Industry Buzz

DBS continued to garner numerous accolades in 2007 reflecting our expertise across corporate and investment banking, global financial markets, consumer banking, wealth management, and our focus on risk management and corporate governance. Some choice awards are listed here.

Asiamoney
- Best Bank Awards (Singapore)
  - Best Domestic Bank
  - Best Domestic Equity House
  - Best Domestic Debt House
- Corporate Governance Poll (Singapore)
  - Best Overall for Corporate Governance
  - Best for Disclosure & Transparency
- Brokers Poll (Singapore)
  - Best Local Brokerage
  - Best Overall Country Research
- FX Poll (Singapore)
  - Best Domestic Providers of FX Services (as voted by Corporates)

The Asian Banker
- Best Retail Bank in Singapore

Asia Risk
- House of the Year (Singapore)
- Asia Risk End-User Survey
  - Top 10 Asia Banks
  - Top 3 SGD Products (Interest Rate Swaps, Interest Rate Options, Currency Options)

The Asset
- The Asset Asian Awards (Singapore)
  - Best Domestic Bank
  - Best Domestic Investment Bank
  - Best Equity House
- The Asset Transaction Banking Awards
  - Best Transaction Banking (Singapore)
  - Best Trade Finance (Singapore)
  - Best Trade Finance (Indonesia)
  - Best Domestic Custody (Singapore)
  - Best Sub-Custodian (Singapore)
  - Best Cash Management (Singapore)
- The Asset Annual Corporate Governance Rankings
  - Singapore Best 60 Companies – No. 1

The Banker
- Best Bank (Singapore)
- Top 25 in Asia (Ranked 13th)

The Edge-Lipper Singapore Fund Awards
- Best Fund Over 3, 5 and 10 Years (Bond Global)
- Best Fund Over 5 and 10 Years (Equity Singapore)

Euromoney
- Best Local Private Bank (Singapore)
- Best Local Private Bank (Hong Kong)

Euroweek
- Asian Review of the Year
  - Best Arranger of Loans for Singapore Borrowers
  - Best Arranger of Loans for Indonesian Borrowers
  - Best Southeast Asian Syndicated Loan of the year
  - South Asian Syndicated Loan of the Year

Factors Chain International
- Export Factor Growth Award (International)
- Marketing Promotion Award (International)

FinanceAsia
- Country Awards for Achievement (Singapore)
  - Best Bank
  - Best Investment Bank
  - Best Equity House
  - Best Bond House
  - Best Broker
  - Best Forex Bank
- Year-End Achievement Awards
  - Best Small Cap Equity House

Global Finance
- World's Best Foreign Exchange Banks
  - Regional Winner (Southeast Asia)
  - Country Winner (Singapore)
- World's Best Sub-Custodians
  - Country Winner (Singapore)
- World's Best Banks
  - Country Winner (Singapore)
- World's Best Internet Banks
  - Best Consumer Internet Bank (Singapore)

Global Investor
- Global Investor Award
  - Asia Sub-Custody, Singapore – No. 1 (weighted scores)

IFR Asia
- Singapore Capital Markets Deal of the Year – DBS' USD 2 billion Lower Tier 2 Global Bond

OpRisk & Compliance
- Operational Risk and Compliance Achievement Award
  - Basel II Standardised or Alternative Standardised Operational Risk Framework

Reader's Digest Trusted Brand Awards
- DBS – Gold Award for Banks
- POSB – Gold Award for Banks
- DBS Asset Management – Gold Award for Investment Fund Companies

Securities Investors Association (Singapore)
- SIAS Investor's Choice Awards
  - Most Transparent Company for Finance Category

Standard & Poor's Singapore Fund Awards
- Fixed Income Global (3 and 5 Years)
- Equity Singapore (5 Years)

Structured Products
- Structured Products Awards
  - Best in Singapore

Thomson Financial
- Mergers & Acquisitions Financial Advisors
  - Asia ex-Japan – No. 6 (No. of Deals)



Igniting the Can-do Spirit




(from left to right) > Artwork from youth outreach programme "DBS Art on the Move" getting admiring glances from DBS Hong Kong's senior management. > DBS offices were decked with "can-do" messages to help instill a sense of organisational pride.

DBS staff from Singapore, Hong Kong and India were sprucing up a school in Mumbai that offers free education to the children living in nearby slums.

Oblivious to their paint-splattered faces and clothes, they were completely engrossed in getting the paintwork done. Some even deftly clambered up ladders to cover the hard-to-reach areas.

"This trip made me realise that in however small a way, I can actually make a difference in someone else's life. That is very empowering for me," commented Yong Chung Hau from Singapore.

The Mumbai trip was one of three Corporate and Social Responsibility projects that DBS implemented last year. As a bank that lives and breathes Asia, we recognise the importance of educating the young because they hold the key to Asia's future.

- Indonesia – DBS worked with Sampoerna Foundation to offer 600 scholarships and provide training for 100 teachers. About 150 DBS Indonesia staff and 20 colleagues from Singapore and Hong Kong spent the weekend scrubbing, cleaning and painting the compound of a run-down junior high school in downtown Jakarta.
- India – DBS worked with World Vision and Aseema to improve the infrastructure of two schools in Mumbai. DBS staff from Hong Kong and Singapore joined their colleagues in India to paint classrooms and create murals.
- China – About 20 colleagues from Singapore and Hong Kong planted a rooftop garden together with children at a Shanghai boarding school. Preserving the environment is a growing concern in China, and the initiative aimed to raise awareness of the issue among the young while cultivating the values of responsibility and patience.

In the process of helping the children, our colleagues not only forged teamwork with one another but also built rapport across different business units and markets.

Janice Lee from Hong Kong said: "I got to know my colleagues a lot better on this trip, even those from Singapore! This is a very precious opportunity as we have colleagues from both Hong Kong and Singapore working together with a common purpose."

Celebrating our own "Can-do" Heroes

To instill a powerful sense of organisational pride and belonging, we featured the energy and dynamism of our colleagues in a regional brand campaign in 2006. Last year, we took it further by showcasing real-life examples



"GOING OFF THE BEATEN TRACK OPENS UP A NEW WORLD."

Hendra Saputra – DBS Indonesia




DBS
我行
Can Do
Living, Breathing Asia
Karenge!
Boleh!

(from left to right) > DBS staff made a difference by giving more than 1,800 children living in Mumbai slums an improved learning environment.
> At DBS, we acknowledge the passion, commitment and 'can-do' spirit in each of our 13,000 plus staff.

of how some DBS colleagues lived adventurously, met physical challenges with confidence and gave back to the community with passion and commitment.

They embody the New Asia spirit and are heartwarming examples of the "can-do" attitude of our 13,000 employees across the globe.

Singaporean Peter Loh overcame his physical disabilities to support himself with a full-time job with the help of his mother. Manjula Shetty from DBS India volunteers selflessly to be mother, mentor and provider to the children at an orphanage.

"We highlighted these true and inspiring stories of DBS staff because we wanted our colleagues to realise their full potential and know that they can make a difference," said Karen Ngui, MD & Head of Group Strategic Marketing & Communications.

For the Children of Asia

"Will you come back to play with us?" asked a child from a special needs school in Hong Kong.

DBS Hong Kong partnered Hong Kong Youth Arts Foundation to present an art outreach programme called "DBS Art on the Move" in celebration of the 10th Anniversary of HKSAR.

DBS Hong Kong CEO Amy Yip noted: "2007 was a historically significant year for Hong Kong and we were keen to celebrate this moment with the community. Time and again, Hong Kong has overcome adversity and gone from strength to strength due primarily to the energy and creativity of our citizens. We hope to hand over this New Asia spirit to our next generation."

By transforming Hong Kong's bauhinia emblem into vibrant art creations, the programme aimed to instill an appreciation of Hong Kong's rich heritage through a series of traditional Chinese folk art workshops. Led by senior management, staff volunteers conducted workshops at selected schools, including those for under-privileged children.

Over at DBS Indonesia, our colleagues took the fasting month of Ramadan as an opportunity to build closer ties with the community. They lovingly prepared meals and invited children from a local orphanage to break fast together.

Investing in Our People

DBS' achievements over the years would not have been possible if not for the hard work and dedication of our 13,000 plus colleagues.

To celebrate the commitment and loyalty of our long-serving colleagues, senior management hosted a special service recognition award ceremony for 260 of them, where they spent a pleasant afternoon catching up with



"WHERE THERE IS HOPE, THERE CAN BE HAPPINESES."

Manjula Shetty – DBS India





(from left to right) > Our regional brand campaign in 2007 celebrated true and inspiring stories from our own staff. > Besides bringing joy, DBS staff also taught the children in a Shanghai boarding school the importance of protecting the environment.

old friends and regaling each other with war stories.

DBS is beginning to see improved employee engagement as greater emphasis is placed on people management; better training and development plans are provided; and good performance is recognised.

Under the sponsorship of Chairman Koh Boon Hwee, we launched our first bank-wide people management programme comprising two modules - the two-day Performance Management workshop and the three-day residential module "Managing People in DBS".

As testimony to DBS' expertise in developing training programmes, we were the first bank to be awarded the "Accredited Financial Training Provider" status by the Institute of Banking and Finance, the Singapore body tasked with appointing training providers for programmes covering all financial services disciplines. DBS received the accreditation for putting together comprehensive development programmes for "Corporate Banking Relationship Management – Enterprise Banking".

Promoting Work-life Harmony

As a strong advocate, DBS regularly conducts activities to promote work-life harmony. During Kids@Work day, staff were encouraged to bring their children to the office so that they could see their parents at work. DBS Hong Kong's Family Day saw an overwhelming 2000 staff and their families enjoying themselves at Ocean Park.

Similar staff bonding activities were organised at various offsite gatherings in India and Indonesia, forging stronger ties among colleagues.

Providing further support to our staff in both their work and personal life, an Employee Assistance Program set up in Hong Kong allowed staff and their family members to call up professional counselors to talk about any matter related to work, family or stress.

One Bank, One Team, One Heartbeat

We have seen encouraging results in 2007 from efforts to increase employee engagement and to exemplify our core values through the celebration of our staff "can-do heroes". The community service projects in three Asian countries have also gone some way to help our colleagues realise that they can play a part in shaping the lives of less privileged children in Asia.

We will continue to reinforce our 'can-do' spirit across the organisation in 2008, moving forward as One Bank, One Team, One Heartbeat.



"SMALL STEPS CAN MAKE A BIG DIFFERENCE."

Sean Goh – DBS Singapore

Management Discussion and Analysis

OVERVIEW

	2007	2006	% chg
Selected income statement items ($m)			
Net interest income	**4,108**	3,591	14
Net fee and commission income	**1,462**	1,155	27
Net trading income	**180**	522	(66)
Net income from financial instruments designated at fair value	**(86)**	(192)	55
Net income from financial investments	**450**	229	97
Other income	**49**	39	26
Total income	**6,163**	5,344	15
Less: Expenses	**2,618**	2,369	11
Profit before allowances	**3,545**	2,975	19
Less: Allowances for credit and other losses	**431**	135	>100
Share of profits of associates	**110**	70	57
Profit before tax	**3,224**	2,910	11
Net profit	**2,487**	2,175	14
Add: One-time items	**(209)**	94	nm
Net profit including one-time items and goodwill charges	**2,278**	2,269	0
Selected balance sheet items ($m)			
Customer loans[1]	**108,433**	86,630	25
Interbank assets[1]	**24,564**	26,515	(7)
Total assets	**233,591**	197,372	18
Customer deposits[2]	**153,572**	131,373	17
Total liabilities	**210,433**	176,326	19
Shareholders' funds	**20,481**	18,675	10
Key financial ratios (excluding one-time gains and goodwill charges) (%)			
Net interest margin	**2.17**	2.20	–
Non-interest/total income	**33.3**	32.8	–
Cost/income ratio	**42.5**	44.3	–
Return on assets	**1.15**	1.15	–
Return on equity	**12.66**	12.33	–
Loan/deposit ratio	**70.6**	65.9	–
NPL ratio	**1.1**	1.7	–
Specific allowances (loans)/average loans (bp)	**9**	19	–
Tier-1 capital adequacy ratio	**8.9**	10.2	–
Total capital adequacy ratio	**13.4**	14.5	–
Per share data ($)			
Per basic share			
– earnings excluding one-time items and goodwill charges	**1.64**	1.44	–
– earnings	**1.50**	1.50	–
– net book value	**13.20**	12.08	–
Per diluted share			
– earnings excluding one-time items and goodwill charges	**1.57**	1.39	–
– earnings	**1.44**	1.45	–
– net book value	**12.93**	11.84	–

1 Includes financial assets at fair value through profit or loss
2 Includes financial liabilities at fair value through profit or loss

The Group generated net profit of $2,487 million in 2007 excluding one-time items, a 14% increase over the prior year, and a 14% compounded annual growth over five years, as the Group capitalised on continued economic strength in the region to build its customer franchise.

A one-time net charge of $209 million was recorded in 2007, comprising $264 million of impairment charges on the Group's investment in TMB Bank in Thailand offset by a $55 million gain from an allowance write-back for a property in Singapore. In comparison, a one-time gain of $94 million from the sale of buildings was booked in 2006. Including these items, the Group's reported net profit amounted to $2,278 million in 2007 compared to $2,269 million in 2006. The following commentary excludes the effects of these non-operating items.

Total income reached $6,163 million in 2007, an increase of 15% compared to 2006. The rise was driven by higher net interest income and non-interest income. Net interest income grew 14% to $4,108 million in 2007, primarily due to higher loan volumes across most business and geographical segments. For the year, net customer loans expanded 25%, the fastest growth recorded since 2001.

Non-interest income rose 17% to $2,055 million, with higher net fee income and gains on sales of financial investments partially offset by lower trading income. Net fee income rose 27% to $1,462 million for a ninth consecutive year of growth as both corporate and consumer activities grew.

Net trading income, affected by US subprime mortgage concerns, declined from $522 million to $180 million. Wider spreads in the credit markets led to lower mark-to-market values of trading securities and credit-linked derivatives. The decline in net trading income included $136 million of mark-to-market losses for collateralised debt obligations (CDOs) in Red Orchid Secured Assets (Rosa), a fully-consolidated conduit. Subsequent to 31 December 2007, Rosa was liquidated, its CDOs dismantled and its component risks transferred to the trading book to be hedged and managed.

Gains on sales of financial investments were $450 million in 2007, up from $229 million a year ago, as the Group took profits on some equity positions.

The cost-income ratio improved to 42% from 44% a year ago through continued cost management. Expenses rose 11% to $2,618 million. Staff costs increased 11% to $1,384 million, reflecting tight labour markets and a 13% increase in headcount to support business expansion.

The credit environment remained benign. The non-performing loan ratio fell to 1.1% from 1.7% in 2006. Specific allowances for loans fell 42% to $92 million. Total allowances, however, increased due to allowances for investment CDOs which amounted to $270 million. At the end of 2007, the Group had set aside allowances amounting to 90% of its investment CDOs with exposure to US sub-prime mortgages.

The Group's return on assets was unchanged from a year ago at 1.15%, while return on equity improved to 12.7% from 12.3%.

There were no significant accounting changes for the year.

Goodwill was tested for impairment using the same methodology and key assumptions as the previous year. Goodwill for all entities tested was found to be intact.

NET INTEREST INCOME

	2007			2006		
Average balance sheet	**Average balance ($m)**	**Interest ($m)**	**Average rate (%)**	**Average balance ($m)**	**Interest ($m)**	**Average rate (%)**
Interest-bearing assets						
Customer loans	**97,423**	**5,405**	**5.55**	82,561	4,559	5.52
Interbank assets	**37,596**	**1,261**	**3.35**	30,718	1,001	3.26
Securities	**53,996**	**2,424**	**4.49**	49,908	2,249	4.51
Total	**189,015**	**9,090**	**4.81**	163,187	7,809	4.79
Interest-bearing liabilities						
Customer deposits	**141,232**	**3,079**	**2.18**	123,779	2,746	2.22
Other borrowings	**38,864**	**1,903**	**4.90**	31,713	1,472	4.64
Total	**180,096**	**4,982**	**2.77**	155,492	4,218	2.71
Net interest income/margin		**4,108**	**2.17**		3,591	2.20

Net interest income rose 14% to record $4,108 million in 2007. This amount represented 67% of the Group's total income in 2007, little changed from a year ago.

Average interest-earning assets expanded 16% to $189,015 million, with the asset mix improving as the proportion of customer loans increased.

Overall asset yields rose two basis points to 4.81%, slower than liability costs which rose by six basis points to 2.77%. As a result, the Group's net interest margin narrowed from 2.20% to 2.17%.

The table below indicates that higher volumes had a greater impact on net interest income growth in 2007 than interest margins.

Volume and rate analysis ($m)

Increase/(decrease) due to change in	**Volume**	**Rate**	**Net change**
Interest income			
Customer loans	**821**	**25**	**846**
Interbank assets	**224**	**36**	**260**
Securities	**184**	**(9)**	**175**
Total	**1,229**	**52**	**1,281**
Interest expense			
Customer deposits	**387**	**(54)**	**333**
Other borrowings	**329**	**102**	**431**
Total	**716**	**48**	**764**
Net interest income	**513**	**4**	**517**

NET FEE AND COMMISSION INCOME

($m)	**2007**	**2006**	**% chg**
Stockbroking	**250**	141	77
Investment banking	**171**	150	14
Trade and remittances	**206**	190	8
Loan related	**232**	166	40
Guarantees	**36**	30	20
Deposit related	**78**	79	(1)
Credit card	**132**	115	15
Fund management	**43**	62	(31)
Wealth management	**249**	170	46
Others	**65**	52	25
Total	**1,462**	1,155	27

Net fee and commission income grew 27% from a year ago to $1,462 million from a wide range of corporate and consumer activities. Net fee income accounted for 24% of total income, above the 22% in 2006.

Stockbroking commissions climbed 77% to $250 million from buoyant equity markets in Singapore and Hong Kong. The Group's growing customer franchise resulted in higher wealth management product sales and credit card transactions. Wealth management fees rose 46% to $249 million as unit trust sales grew 51% to $5,735 million, while credit card fees rose 15% to $132 million as average spend per card increased.

Investment banking and loan-related fees were 14% and 40% higher respectively as capital market activities increased across the region. DBS continued to do well in various domestic league tables during the year, such as bookrunning Singapore dollar bonds, arranging syndicated loans, advising on M&A deals and underwriting real estate investment trusts.

OTHER NON-INTEREST INCOME

($m)	2007	2006	% chg
Net trading income	**180**	522	(66)
From trading businesses	**196**	532	(63)
From other businesses	**(16)**	(10)	(60)
Net income from financial instruments designated at fair value	**(86)**	(192)	55
Net income from financial investments	**450**	229	97
Net gain from fixed assets	**6**	10	(40)
Others	**43**	29	48
Total	**593**	598	(1)

Other non-interest income fell 1% to $593 million as a decline in net trading income from $522 million to $180 million was offset by a net gain in financial investments.

Net trading income decreased as higher trading gains in equity, interest rate and foreign exchange markets were more than offset by mark-to-market losses on structured credit trading activities and CDOs held by Rosa.

Net income from financial investments rose from $229 million to $450 million as a result of profit-taking on some equity holdings.

EXPENSES

($m)	2007	2006	% chg
Staff	**1,384**	1,244	11
Occupancy	**216**	193	12
Computerisation	**428**	404	6
Revenue-related	**135**	105	29
Others	**455**	423	8
Total	**2,618**	2,369	11

Expenses increased 11% to $2,618 million.

Staff costs rose 11% as headcount grew 13% to 14,523. Headcount increased primarily in Singapore, Greater China and Indonesia to support business expansion.

Computerisation expenses were 6% higher due to expenses for major ongoing projects such as Basel II implementation and core banking.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	2007	2006	% chg
General allowances ("GP")	**202**	88	>100
Specific allowances ("SP") for loans	**92**	159	(42)
Singapore	**(22)**	79	nm
Hong Kong	**69**	78	(12)
Other countries	**45**	2	>100
Specific allowances ("SP") for securities, properties and other assets	**137**	(112)	nm
Total	**431**	135	>100

Total allowances increased to $431 million from $135 million in 2006.

Part of the increase was due to $243 million of allowances charged to the income statement for investment CDOs, comprising $93 million in general allowances and $150 million in specific allowances.

In addition, there was also an increase in general loan allowances due to the strong growth in loans and commitments during the year.

Specific allowances for loans declined to $92 million from $159 million in 2006 as credit conditions remained benign.

There were write-backs in Singapore and lower charges in Hong Kong. By business unit, the decline was due to Consumer Banking and Enterprise Banking. Specific allowances for loans amounted to 9 basis points of average loans, compared to 19 basis points in 2006.

In 2006, there had been a net write-back of $112 million in specific allowances for the recovery of corporate debt securities and a write-back for buildings in Singapore as market valuations improved.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops
2007						
Net interest income	**1,718**	**792**	**736**	**946**	**349**	**(433)**
Non-interest income	**688**	**395**	**552**	**78**	**16**	**326**
Total income	**2,406**	**1,187**	**1,288**	**1,024**	**365**	**(107)**
Less: Expenses	**1,091**	**375**	**421**	**516**	**31**	**184**
Profit before allowances	**1,315**	**812**	**867**	**508**	**334**	**(291)**
Less: Allowances	**23**	**103**	**209**	**5**	**262**	**(171)**
Share of profits of associates	**0**	**0**	**0**	**13**	**0**	**97**
Profit before tax	**1,292**	**709**	**658**	**516**	**72**	**(23)**
Net profit	**1,060**	**583**	**510**	**420**	**51**	**(137)**
2006						
Net interest income	1,765	736	592	595	280	(377)
Non-interest income	514	330	585	274	(64)	114
Total income	2,279	1,066	1,177	869	216	(263)
Less: Expenses	985	338	376	411	31	228
Profit before allowances	1,294	728	801	458	185	(491)
Less: Allowances	52	119	77	(3)	(5)	(105)
Share of profits of associates	0	0	0	5	0	65
Profit before tax	1,242	609	724	466	190	(321)
Net profit	1,001	500	603	383	166	(478)

A description of DBS' reported business unit segments can be found in Note 52.1 of the financial accounts on page 107.

Consumer Banking (CBG)

CBG's total income rose 6% from a year ago as a 3% decline in net interest income was more than offset by a 34% rise in non-interest income. Interest income was lower despite increased loan and deposit volumes as deposit margins in Singapore and loan margins in Hong Kong narrowed. Non-interest income rose from higher wealth management product sales, as well as increased credit card fees.

Expenses grew 11% mainly from higher staff and operating costs in Singapore and Hong Kong. Expenses were also higher in Indonesia where 12 Treasures priority banking centres were opened during the year.

Total allowances fell as higher general allowances for loan growth were more than offset by lower specific allowances in Singapore and Hong Kong as credit quality improved.

Enterprise Banking (EB)
EB's net interest income increased 8% as the benefits of higher loan and deposit volumes in Singapore and Hong Kong more than offset the effects of lower interest margins in Hong Kong. Non-interest income rose 20% led by higher sales of treasury products, such as foreign currency hedging instruments, in Hong Kong.

Expenses grew 11% due to mainly higher wage and operating costs. Total allowances fell 13% as a decline in specific allowances more than offset an increase in general allowances.

Corporate and Investment Banking (CIB)
CIB's net interest income grew 24% from higher loan and deposit volumes, while non-interest income fell 6% as the benefits of higher investment banking and capital market activities across the region were more than offset by marked-to-market losses for Rosa's CDOs.

Compared to the previous year, expenses rose 12% from higher wage and operating costs.

Total allowances rose due to higher general allowances for loan growth.

Global Financial Markets (GFM)
GFM's total income rose 18%. Net interest income was higher from increased money market activity. Non-interest income declined as losses incurred from marked-to-market losses on credit-linked trading instruments were partially offset by higher stockbroking commissions.

Expenses increased 26% with both wage and non-wage costs contributing to the rise.

Central Treasury (CTU) and Central Operations
CTU manages the Group's asset and liability interest rate positions as well as investments arising from the Group's excess liquidity. Central Operations encompasses a wide range of activities from corporate decisions as well as income and expenses not attributable to other business segments. Asset management and private banking activities are also included in this segment.

CTU's total allowances in 2007 included the general and specific allowances set aside for investment CDOs.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South, S-East Asia	Rest of world
2007					
Net interest income	**2,719**	**1,064**	**100**	**151**	**74**
Non-interest income	**1,223**	**554**	**106**	**118**	**54**
Total income	**3,942**	**1,618**	**206**	**269**	**128**
Less: Expenses	**1,611**	**698**	**109**	**141**	**59**
Profit before allowances	**2,331**	**920**	**97**	**128**	**69**
Less: Allowances	**186**	**96**	**40**	**77**	**32**
Share of profits of associates	**10**	**0**	**13**	**87**	**0**
Profit before tax	**2,155**	**824**	**70**	**138**	**37**
Net profit	**1,627**	**686**	**72**	**106**	**(4)**
2006					
Net interest income	2,255	1,145	47	90	54
Non-interest income	1,129	377	100	91	56
Total income	3,384	1,522	147	181	110
Less: Expenses	1,474	668	82	89	56
Profit before allowances	1,910	854	65	92	54
Less: Allowances	26	100	0	(6)	15
Share of profits of associates	10	0	0	60	0
Profit before tax	1,894	754	65	158	39
Net profit	1,345	626	55	127	22

A description of DBS' reported geographic segments can be found in Note 52.2 of the financial accounts on page 109.

Singapore

Net interest income rose 21% as consumer, corporate and SME loans, as well as savings deposits, grew. The benefits of higher volumes were partially offset by lower corporate loan yields and return on surplus funds in line with a decline in interbank rates.

Non-interest income rose 8% from a wide range of fee income activities and gains from the sale of investment securities. Trading income was weaker due to marked-to-market losses in trading securities and credit-linked derivatives.

Expenses increased 9% from higher wage costs, partly due to a larger headcount, as well as computerisation and revenue-related expenses.

Total allowances increased due to charges for CDOs. Allowances for loans decreased as a net write-back in specific allowances was greater than the increase in general allowances for loan growth. In the previous year, there had also been a write-back for properties and securities.

Hong Kong

The results for Hong Kong incorporate the effects of an appreciation of the Singapore dollar against the Hong Kong dollar by 5% in the profit and loss account and 6% in the balance sheet.

Net interest income declined 7% due to lower interest margins and exchange translation effects. The average spread between prime lending rates and cost of funds was lower than a year ago, and this offset the benefit of higher loan volumes.

Non-interest income increased 47%, led by fees from stockbroking as well as higher contributions from the sale of treasury and wealth management products.

Expenses rose 4% primarily due to higher wage and computerisation expenses. Allowances were lower as write-backs increased.

Other regions

The largest earnings contributors are Indonesia through a 99%-owned subsidiary, China through a 100%-owned subsidiary, and India where the Group has two branches and a 37.5% stake in Cholamandalam DBS, a non-bank finance company with about 200 branches.

CUSTOMER LOANS[1]

($m)	2007	2006	% chg
By business unit			
Consumer Banking	**31,213**	29,538	6
Enterprise Banking	**22,334**	20,101	11
Corporate and Investment Banking	**48,940**	33,764	45
Others	**7,287**	4,677	56
By geography			
Singapore	**62,019**	48,789	27
Hong Kong	**29,141**	27,216	7
Rest of Greater China	**6,371**	4,443	43
South and South-east Asia	**4,737**	2,993	58
Rest of the world	**7,506**	4,639	62
Gross total	**109,774**	88,080	25

1 *Includes financial assets at fair value through profit or loss*

Gross customer loans expanded 25% to $109,774 million.

Loans booked in Singapore, comprising both Singapore-dollar and foreign-currency loans, rose 27% to $62,019 million. Singapore-dollar loans increased 20% to $42,675 million, giving DBS an 18% market share of Singapore-dollar loans, unchanged from the prior year.

The growth in Singapore-booked loans was led by corporates and SMEs, and was broad-based across industries. Housing loans rose 10%.

In Hong Kong, loans grew 14% in local-currency terms and 7% in Singapore-dollar terms to $29,141 million. The growth in Hong Kong was largely due to corporate and SME borrowing. DBS' overall share of Hong Kong-dollar loans was 5%, little changed from a year ago.

With a smaller base, loans in other regions grew faster than in Singapore and Hong Kong as DBS expanded its banking franchise to other parts of Asia.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE

	2007 NPA ($m)	2007 NPL (% of loans)	2007 (GP+SP) /NPA (%)	2006 NPA ($m)	2006 NPL (% of loans)	2006 (GP+SP)/ NPA (%)
By geography						
Singapore	**533**	**1.0**	**122**	811	1.8	99
Hong Kong	**418**	**1.5**	**109**	363	1.3	118
Rest of Greater China	**80**	**1.0**	**144**	68	1.3	112
South and South-east Asia	**71**	**0.9**	**221**	112	2.5	119
Rest of world	**66**	**0.5**	**137**	106	1.6	109
Total non-performing loans	**1,168**	**1.1**	**126**	1,460	1.7	106
By business unit						
Consumer Banking	**238**	**0.8**	**158**	307	1.0	127
Enterprise Banking	**690**	**3.1**	**82**	691	3.4	76
Corporate and Investment Banking	**178**	**0.4**	**302**	396	1.2	131
Others	**62**	**0.9**	**(10)**	66	1.4	185
Total non-performing loans	**1,168**	**1.1**	**126**	1,460	1.7	106
Debt securities	**160**	**–**	**215**	36	–	223
Contingent liabilities	**114**	**–**	**113**	37	–	327
Total non-performing assets	**1,442**	–	**135**	1,533	–	115

Non-performing loans (NPLs) fell from $1,460 million to $1,168 million on an enlarged loan base. As a percentage of loans, the NPL rate declined from 1.7% to 1.1%. NPL rates for most geographical and business segments improved.

Including debt securities and contingent liabilities, the amount of non-performing assets fell from $1,533 million to $1,442 million, 38% of which were still current and were classified for prudential reasons.

Overall loss allowance coverage increased from 115% to 135% of total non-performing assets. As a percentage of non-performing loans only, allowance coverage rose from 106% to 126%. 45% of all non-performing assets were secured against collateral.

($m)	2007	2006
Unsecured non-performing assets	**794**	740
Secured non-performing assets by collateral type		
Properties	**376**	556
Shares and debentures	**24**	46
Fixed deposits	**13**	38
Others	**235**	153
Total non-performing assets	**1,442**	1,533

FUNDING SOURCES

($m)	2007	2006	% chg
Customer deposits by currency and product[1]			
Singapore dollar	**84,099**	71,242	18
Fixed deposits	**27,708**	21,940	26
Savings accounts	**46,622**	40,838	14
Current accounts	**9,258**	8,030	15
Others	**511**	434	18
Hong Kong dollar	**24,775**	23,059	7
Fixed deposits	**17,302**	15,905	9
Savings accounts	**4,556**	4,472	2
Current accounts	**1,935**	2,024	(4)
Others	**982**	658	49
US dollar	**28,507**	24,758	15
Fixed deposits	**20,375**	18,061	13
Savings accounts	**1,849**	1,627	14
Current accounts	**3,976**	3,394	17
Others	**2,307**	1,676	38
Others	**16,191**	12,314	31
Fixed deposits	**13,152**	10,812	22
Savings accounts	**778**	554	40
Current accounts	**1,477**	661	>100
Others	**784**	287	>100
Total customer deposits	**153,572**	131,373	17
Interbank liabilities	**16,481**	8,537	93
Other borrowings and liabilities	**43,057**	38,787	11
Shareholders' funds	**20,481**	18,675	10
Total	**233,591**	197,372	18

1 Includes financial liabilities at fair value through profit or loss

Total funding increased 18% to $233,591 million. Customer deposits grew 17% to $153,572 million.

Singapore-dollar deposits rose 18% to $84,099 million, with savings and fixed deposits growing by similar amounts in dollar terms. DBS' market share for total Singapore-dollar deposits was 27%, little changed from a year ago. DBS also retained its leadership in savings deposits.

Hong Kong-dollar deposits rose 7% to $24,775 million, with fixed deposits leading the increase. DBS' market share of Hong Kong-dollar was stable at 4%.

CAPITAL ADEQUACY RATIOS

($m)	2007	2006
Tier 1		
Paid-up ordinary and preference shares	**4,164**	4,042
Disclosed reserves and others	**18,040**	16,556
Less: Goodwill	**(5,845)**	(5,840)
Total	**16,359**	14,758
Tier 2		
Cumulative general allowances	**1,210**	1,033
Subordinated debts	**7,087**	5,038
Others	**75**	103
Total	**8,372**	6,174
Total capital	**24,731**	20,932
Risk-weighted assets	**184,601**	144,086

Based on regulatory guidelines, the total capital adequacy ratio fell from 14.5% to 13.4% as the amount of risk-weighted assets increased with a higher customer loan base. The tier-1 ratio declined from 10.2% to 8.9%.

In May, the Group issued US$2,000 million of tier-2 subordinated debt, which was partially offset by the amortisation of existing tier-2 subordinated debt. The tier-2 ratio rose slightly from 4.3% to 4.5%.

UNREALISED VALUATION SURPLUS

($m)	2007	2006
Properties	**650**	371
Financial investments	**43**	11
Total	**693**	382

The amount of unrealised valuation surpluses increased from $382 million to $693 million, with most of the increase due to properties as market valuations improved.

Corporate Governance Report

INTRODUCTION

DBS considers good corporate governance to be the cornerstone of a well-managed organisation. Good corporate governance goes beyond the output of timely and transparent financial disclosures to encompass a broad range of structural and procedural issues such as the composition of the board, the devolution of decision-making authority and the development of the right corporate culture, all to ensure that the organisation's activities are carried out in the best interests of its various stakeholders. DBS aspires to the highest standards of corporate governance throughout the organisation. The promotion of corporate transparency, fairness and accountability is led by a qualified and independent Board accountable to shareholders, aided by a seasoned management team.

DBS is guided in its corporate governance practices by the Code of Corporate Governance ("the Code") issued by the Singapore Council on Corporate Disclosure and Governance, and the Banking (Corporate Governance) Regulations issued by the Monetary Authority of Singapore ("the MAS regulations").

BOARD GOVERNANCE

Board responsibilities and accountability

The Board is responsible for setting the strategic vision, direction, and long-term goals of the Group.

It is responsible for the selection, appointment and annual appraisal of the CEO and other key senior executives and ensuring that a succession and development plan for all key positions is in place to prepare for contingencies, as well as to facilitate a smooth management transition.

Recognising the important oversight role played by the Board, the Board's terms of reference require it to approve the Group's annual budget and strategic three-year plan, all strategic acquisitions and divestments, fund-raising exercises, the Group's risk governance framework and risk limits and any major decisions that may impact the Group's reputation.

The Board emphasises professionalism, integrity and honesty as being key to the Group's image and reputation. These core values and principles which all DBS staff must adhere to are set out in the DBS Staff Code of Conduct and govern all dealings by DBS staff with internal and external counterparts.

Board size

The present board of 11 members is appropriate for the current scope of DBS Group's operations.

The current size is sufficient to provide for a diversity of views to be represented on the Board, while also allowing for efficiency and encouraging active dialogue among its members.

Term of appointment

Directors serve a maximum of three three-year terms, which the Board considers an appropriate length of time for Directors to immerse themselves fully in the Group's affairs and gain a sufficient understanding of the Group's operations so as to make an effective contribution as Director.

Directors also submit themselves for re-nomination and re-election by shareholders at regular intervals of at least once every three years. The Articles of Association require one-third of the Board to retire from office every year at the annual general meeting. By law, Directors who reach the age of 70 years are also required to retire and stand for re-election every year at the annual general meeting.

Selection and qualification of Board members

The Board's Nominating Committee (NC) reviews and recommends all director appointments to the Board for approval. The candidates' qualifications and experience are benchmarked against the criteria set out in the MAS Regulations and in DBS' Articles of Association to help the NC make an assessment of the candidates' suitability and potential contribution to the Group. Any candidate considered by the NC must have extensive experience and hold senior positions, whether in the public or private sector, and must have built a reputation that demonstrates the ability to contribute to discussions and to make decisions at board level. With the growing complexity of the financial services industry and the increasing importance placed on risk management within the industry, candidates should also be financially literate. At the same time, the candidate must have demonstrated that he or she is committed to the highest ethical standards. The NC also considers whether a candidate has the time and resources to make a meaningful contribution to the Group, given the candidate's other competing commitments, although no formal limit is imposed on the number of appointments which a Director may hold.

Board members include industry captains drawn from sectors such as banking, information technology and manufacturing, as well as prominent public sector figures. Board members' wide range of industry expertise enables them to bring fresh and illuminating points of view to Board discussions. Following the resignation of Mr Jackson Tai, the board currently comprises 11 members, seven are Singapore citizens or permanent residents, and four are non-Singaporeans. The diverse nationalities represented on the Board bring a cross-jurisdictional perspective to Board deliberations.

Independence of Directors

The NC considers a strong and independent element on the Board vital for strong corporate governance. The number of independent directors on the Board exceeds the requirements laid down in the Code and the MAS regulations.

Prior to appointment and annually, the NC assesses the independence of the directors based on criteria set out in the MAS regulations and the Code. The NC considers a director independent if he is not related to a substantial shareholder or to senior management, and if he does not have significant business relationships with companies in the DBS Group.

As at the date of this report, seven directors – Mr Ang Kong Hua, Mr Andrew Buxton, Mr Christopher Cheng, Mr Goh Geok Ling, Mr Narayana Murthy, Mr John Ross and Mr Wong Ngit Liong (Mr NL Wong) – are considered independent by the NC.

Mr Ang, Mr Buxton, Mr Cheng, Mr Goh, Mr Murthy and Mr NL Wong are directors of companies that engage in business dealings with the Group. Mr Ang, Mr Buxton and Mr Goh are all non-executive directors of companies that are customers of the Group, while Mr Murthy is a director of Infosys Technologies Limited, a company providing information technology services to the Group. Mr NL Wong is CEO of the Venture group of companies, the principal company of which is listed on the Singapore Exchange. The Venture group is a DBS customer. Mr Cheng is a director of various companies in the Wing Tai group, also a DBS customer. However, the NC has determined that the nature and scope of these business relationships are not significant in the context of the Group's earnings or operations and therefore do not undermine the independence of these directors. In determining the significance of the business relationship, the Group looks at, among other things, the revenues arising from the relationship, whether the DBS director's appointment on the board of the corporate customer is executive or non-executive, and whether the DBS director is a substantial shareholder of the corporate customer. Mr Ross is not a director of any company having business dealings with the DBS Group.

Mr Ang and Mr Goh are also directors of companies linked to Temasek Holdings, DBS' substantial shareholder. Their appointments are non-executive in nature and they are not involved in the day-to-day conduct of these companies' businesses. The NC has therefore determined that their independence is not compromised by their directorships in these Temasek-linked companies.

The other four directors (Mr Frank Wong, Mr Koh Boon Hwee, Mr Kwa Chong Seng and Mr Peter Ong) are considered by the NC to be non-independent under the MAS regulations. Mr Koh and Mr Frank Wong are executive directors. Mr Koh has been temporarily acting as CEO of the DBS Group since Mr Jackson Tai's resignation as Chief Executive Officer (CEO) on 31st December 2007. Mr Koh and Mr Kwa are non-executive directors of Temasek Holdings. Mr Ong is a senior civil servant in the Singapore government which is Temasek's ultimate owner.

To provide greater comfort to the NC in its independence assessment, the Board has also put in place conflict avoidance procedures to provide guidance to Directors and employees in situations where potential conflicts of interest could arise between a Director's interest and the Group's interest. Such conflicts of interest could arise, for example, in lending relationships between the Group and a Director's company, or where the Group accepts a financial advisory mandate in circumstances where a Director's company is also involved.

Separation of the role of the Chairman and the Chief Executive Officer

Prior to the resignation of Mr Jackson Tai as CEO, the positions of CEO and Chairman were held by separate individuals, with Mr Koh Boon Hwee being the Chairman. Following Mr Tai's resignation, and pending the appointment of a new CEO, Mr Koh temporarily assumed the executive functions of Group CEO with the approval of MAS. Mr Koh will relinquish his executive powers once the new CEO comes on board. This is in line with the Group's policy of having the Chairman and CEO positions held by separate individuals, with the responsibilities of Chairman and CEO formalised by the Board.

The Chairman's primary role is to manage and lead the Board in its oversight of management. He chairs all Board meetings and arranges regular separate sessions with the non-executive directors to review management's performance. At annual general meetings and other forums, the Chairman plays a pivotal role in fostering constructive dialogue between shareholders, the Board and management. Shareholders' questions and concerns are adequately attended to and addressed at the annual general meetings.

The CEO heads the Group Management Committee, the highest management body in the Group. He oversees execution of the Group's corporate and business strategy, and is ultimately responsible for managing its day-to-day operations.

Board meetings and attendance

Five scheduled Board meetings are conducted a year. Four of these meetings are scheduled prior to the release of the quarterly results to facilitate the Board's review of the Group's financial performance for the preceding quarter. At such meetings, the Board also reviews corporate strategy, business plans, potential strategic acquisitions or alliances, strategic or significant operational issues and significant matters attended to by Board committees. The fifth meeting, held in December, is set aside for the Board to review the Group's long-term corporate strategy and business plans, including the principal issues and challenges that the Group faces. Ad hoc Board meetings are also held as and when critical matters surface that require Board discussion.

When exigencies prevent a Board member from attending meetings in person, he can participate by tele- or video-conference. Board approval for less critical matters may be obtained through written resolutions approved by circulation.

Members of the Group Management Committee, the highest management committee in the Group, attend all Board meetings. This facilitates greater interaction between the Board and top management, provides senior management with better insight into the Board's thinking and allows Directors to pose questions directly to senior management in the course of Board presentations.

Board directors attend the annual general meeting, Board meetings and meetings of the Board committees on which they serve, and they spend the time needed to properly discharge their responsibilities. All Board and Board committee papers and materials are sent to Directors or committee members one week before each meeting.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Name of Director	Board Meetings (Board)		Audit Committee Meetings (AC)		Board Risk Management Committee Meetings (BRMC)		Board Credit Committee Meetings (BCC)		Board Strategy and Planning Committee Meetings (BSPC)		Nominating Committee Meetings (NC)		Compensation and Management Development Committee Meetings (CMDC)	
	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held@	Attendance	No. of Meetings held*@	Attendance	No. of Meetings held@	Attendance
Koh Boon Hwee	11	11	–	–	5	5	4	3	3	3	3	3	3	3
Jackson Tai[1]	11	7	–	–	–	–	4	4	3	3	–	–	–	–
Frank Wong Kwong Shing	11	5	–	–	–	–	4	1	3	3	–	–	–	–
Ang Kong Hua[2]	11	11	7	7	2	2	–	–	–	–	3	3	–	–
Andrew Buxton[3]	11	8	–	–	5	4	–	–	–	–	–	–	–	–
Christopher Cheng[4]	8	7	5	5	–	–	–	–	–	–	–	–	–	–
Goh Geok Ling	11	11	7	5	-	-	4	4	3	3	–	–	3	2
Kwa Chong Seng[5]	11	10	–	–	2	2	4	3	3	3	–	–	3	3
Leung Chun Ying[6]	3	1	–	–	–	–	–	–	–	–	1	1	1	1
Narayana Murthy[7]	11	10	–	–	–	–	–	–	–	–	3	3	3	3
Peter Ong Boon Kwee[8]	11	8	2	2	5	4	–	–	–	–	–	–	–	–
John Alan Ross[9]	11	10	–	–	5	5	–	–	–	–	2	1	–	–
Wong Ngit Liong[10]	11	10	5	4	–	–	–	–	–	–	3	3	3	2

@ the number of meetings held during the period the director was a member of the Board and/or relevant Committee
* *In addition to the meetings, 11 other matters were deliberated and approved via circular resolutions.*
1 *Resigned on 31 December 2007*
2 *Stepped down as Member of BRMC on 15 May 2007*
3 *Change of appointment from Member to Chairman of BRMC on 15 May 2007*
4 *Appointed as Director and a Member of AC on 1 June 2007*
5 *Stepped down as Chairman and Member of BRMC on 15 May 2007*
6 *Resigned on 31 May 2007. Stepped down as Chairman and Member of NC and Member of CMDC on 15 May 2007*
7 *Change of appointment from Member to Chairman of NC on 15 May 2007*
8 *Stepped down as Member of AC on 15 May 2007*
9 *Appointed as Member of NC on 15 May 2007*
10 *Appointed as Member of AC on 15 May 2007*

Board training and information access
Directors undergo comprehensive orientation and training programmes. A new director, on appointment, is briefed and given written guidance on his roles and responsibilities under general law. The new director is also briefed by the CEO and business and support unit heads on the Group's operations.

Management ensures that the Board receives regular reports on the Group's financial performance and operations, and that the Board is provided with relevant information and comprehensive analysis to facilitate discussions on specific matters and issues. The Board is also regularly briefed on accounting and regulatory changes, as well as major industry and market developments.

Each business and support unit head certifies to the CEO and the Chief Financial Officer (CFO) every quarter that, as far as he is aware, there are no circumstances that would render the Group's financial statements misleading. The CEO and CFO in turn provide an official undertaking to the Audit Committee and to the external auditors confirming that the financial statements have been properly drawn up.

Directors have unrestricted access to all DBS employees. The Board has the power to engage outside expert advice from sources independent of management at the expense of the Group.

The Company Secretary attends all Board meetings and ensures that all relevant regulations and established procedures regarding the conduct of the Board are complied with.

Board performance
A process is in place to assess the performance and effectiveness of the Board as a whole and of each individual director annually.

For the collective appraisal, each director completes a Board evaluation questionnaire and returns the completed questionnaire to the Chairman of the Board and the Chairman of the Nominating Committee. Both chairmen consolidate the feedback and present the results to the Board for discussion. In assessing the Board's collective performance, Board members review such matters as Board composition, the timeliness and quality of information provided to the Board, the Board process, Board accountability, and standard of conduct, rather than adhering to strict financial criteria such as return on equity or return on assets. The Board believes that having a strong and robust Board process and Board governance in place are critical to the performance of the Board and the success of the organisation. The Board considers the current collective assessment useful in evaluating its own effectiveness, as Directors are given the opportunity to debate Board workings and processes in the discussion on the collective assessment.

For individual assessments, each director is evaluated on the basis of his attendance at meetings and contribution to Board discussions. Each director completes a self and peer evaluation form, which is seen only by the Chairman of the Board. The results of a director's appraisal are communicated to him when feedback indicates that his contribution to the Board could be enhanced.

BOARD COMMITTEES
The Board has established six committees to enhance its effectiveness. Each committee has its terms of reference which set forth the responsibilities of that committee and the qualifications for committee membership, in line with the Code and the MAS regulations. The Board and each committee have the power to hire any independent legal, financial or other advisors as they deem necessary.

Audit Committee
The Audit Committee comprises Mr Ang (Chairman), Mr Cheng, Mr Goh and Mr NL Wong, all non-executive Directors.

The Committee reviews the Group's financial statements before submission to the Board. The Committee is briefed on significant changes to accounting standards and policies and their impact on the Group's reported results. The Committee also assesses the effectiveness of the Group's internal controls and procedures.

The Group's external auditors are accountable to the Committee. The external auditors present their audit plan of the Group, their evaluation of the Group's internal accounting controls and their long form audit report to the Committee for approval. The terms of the external auditors' appointment, their effectiveness, independence and objectivity, and the amount of non-audit services provided during the year are reviewed by the Committee.

The heads of Group Internal Audit and Group Legal, Compliance and Secretariat as well as the Group's external auditors attend all committee meetings. The Committee also holds a separate session with the external auditors without the presence of management at each committee meeting.

The Committee has reviewed the financial statements with management and the external auditors and is of the view that the Group's financial statements for 2007 are presented in conformity with generally accepted accounting principles in all material aspects.

The Committee has considered the business relationship between the Group and the external auditors for 2007, taking into account the amount of non-audit services provided. The Committee is satisfied that the nature and extent of such services have not prejudiced the external auditors' objectivity and that they can be considered independent.

The Committee also performs an annual assessment of the effectiveness of the Group's Internal Audit function and ensures that Internal Audit has adequate resources to fulfill its mandate.

Board Credit Committee
The Board Credit Committee comprises Mr Koh (Chairman), Mr Frank Wong, Mr Goh and Mr Kwa. All credit exposures exceeding the limit delegated by the Board to management are approved by this Committee.

Board Strategy and Planning Committee
The composition of the Board Strategy and Planning Committee is the same as the Board Credit Committee. This Committee serves as a forum where members deliberate on strategic matters, including potential mergers and acquisitions, alliances and fund-raising exercises, before these matters are raised to the Board for discussion or approval.

Board Risk Management Committee
The Board Risk Management Committee comprises Mr Buxton (Chairman), Mr Koh, Mr Ong and Mr Ross.

The Committee is responsible for oversight of risk governance, risk framework and limits for the Group. It approves the overall risk governance framework as well as the framework for credit, market and operational risks, including the applicable limits. It is also responsible for approving certain policies in accordance with regulatory requirements.

The Committee also monitors the Group's risk profile, including risk trends and concentrations.

During 2007, the Committee closely monitored the overall progress of DBS' Basel II implementation, receiving reports on progress and results of validation of Basel II models. In 2007, MAS approved DBS' application to adopt the Basel II Internal Ratings-Based Approach (IRBA), with effect from 1 January 2008, for computing part of its regulatory capital requirements. The approved wholesale portfolios are on the Foundation IRBA, while the approved retail portfolios are on the Advanced IRBA. This is an important milestone. DBS will extend the adoption of IRBA, subject to approval from MAS and other regulators.

The Committee also reviewed key risk issues including an in-depth review of the credit and liquidity crisis of 2007 and its impact on DBS portfolio and liquidity management, as well as the implications of the crisis on Asian economies.

Compensation and Management Development Committee
The Compensation and Management Development Committee comprises Mr Kwa (Chairman), Mr Goh, Mr Koh, Mr Murthy and Mr NL Wong.

The Committee reviews and approves the remuneration of each executive director, and the annual aggregate, performance-related cash bonuses and share grants for DBS employees. It also provides oversight on the remuneration of senior executives and oversees the management development and succession planning for key positions.

In 2007, the Committee continued to focus on two broad areas:– compensation, where differentiation continues to be key in order to reward based on contribution which helps towards curbing attrition of the Bank's good performers; and people development, aimed at building each employee's career and making sure there is a talent pipeline for the future. A Talent Review Committee (TRC) was formed in 2007 represented by key senior management members to provide oversight and leadership in setting and implementing the Group's strategy in the acquisition and development of talents, and in succession planning of critical roles, in order to meet current and future business goals.

Nominating Committee
The Nominating Committee comprises Mr Murthy (Chairman), Mr Ang, Mr Koh, Mr NL Wong and Mr Ross.

Details of the terms of reference of the Committee are discussed in the section under "Selection and qualification of Board members" above. In addition to reviewing board appointments, the Committee also approves the appointments of business and support unit heads and senior positions in major subsidiaries. The Committee also reviews appointments to the Group Management Committee.

REMUNERATION MATTERS

Remuneration policy
The Group's remuneration policy is built on a transparent appraisal system and formulated to drive performance of its employees, who are its most important asset. The remuneration policy is therefore fundamental to achieving the Group's corporate goals.

Employees' remuneration
Employees' remuneration is based on total compensation. An employee's total compensation is benchmarked to the market and consists of three components: fixed pay, cash bonuses and long-term incentives. Each component plays a distinct role in the makeup of the total compensation package. The long-term incentives are share grants and share options.

The Group's approach to rewarding employees not only helps to attract, retain and motivate talented employees but also fosters a performance-oriented culture across the organisation that will help attain the Group's financial objectives.

Directors' remuneration
The remuneration for executive directors and fees for non-executive directors reflect the scope and extent of a director's responsibilities and obligations. They are measured against industry benchmarks and are competitive.

Remuneration of Non-executive Directors
Directors receive basic directors' fees. Additional fees are given to members of certain Board committees.

Directors are encouraged to invest half of their fees in DBSH shares and to hold not less than 50% of these shares for the duration of their terms. Directors' fees are approved by shareholders at the annual general meeting.

The current fee structure is set out below. An increase in the basic retainer paid to Directors and Nominating Committee fees paid to NC members is being proposed to bring the fees more in line with market norms. All increases are subject to shareholders' approval at the forthcoming annual general meeting.

Annual fees for the Board

	Current	New
Board Chairman:	$105,000	$115,000
Director:	$70,000	$80,000

Additional fees for membership in board committees

Committee	Chairman (Current)	Chairman (New)	Committee Member (Current)	Committee Member (New)
Audit Committee	$50,000	No change	$35,000	No change
Board Risk Management Committee	$35,000	No change	$20,000	No change
Board Credit Committee/Board Strategy and Planning Committee	$35,000	No change	$20,000	No change
Compensation and Management Development Committee	$35,000	No change	$20,000	No change
Nominating Committee	$17,500	$35,000	$10,000	$20,000

Remuneration of Executive Directors
Certain principles are adopted by the Compensation and Management Development Committee in determining the remuneration for executive directors. Principally, the remuneration should motivate the executive directors to achieve the Group's annual and long-term goals to ensure that they are aligned with shareholders' interests. Performance-related elements therefore form a significant part of executive directors' total remuneration. The Board endorses the Compensation and Management Development Committee's recommendation for each executive director's remuneration.

Executive directors are appointed under standard employment terms which include provisions for basic salary and performance bonus. There is no special provision for early termination of services.

Breakdown of Directors' remuneration
The following table shows the composition of directors' remuneration for 2007. Directors who were appointed or who resigned or retired during the year are included in the table.

On 24 September 2007, the Company announced that Mr Jackson Tai would be stepping down as Vice-Chairman and Chief Executive Officer, and that Mr Koh Boon Hwee, currently non-executive Chairman, would take on an active management oversight role pending the appointment of a new Chief Executive Officer, to ensure leadership clarity and continuity during this transition period. A special remuneration of $1 million is being proposed in recognition of Mr Koh's services, which are outside the scope of the ordinary duties of a non-executive Director. This is subject to shareholders' approval at the forthcoming annual general meeting.

BREAKDOWN OF DBSH DIRECTORS' REMUNERATION FOR PERFORMANCE YEAR 2007[1] (1 JAN 2007 – 31 DEC 2007)

Remuneration Bands	Salary Remuneration %	Cash Bonus[2] %	Share Plan[3] %	Directors' Fees %	Others %	Total %
$7,000,000 – $7,249,999						
Jackson Tai (resigned 31 Dec 2007)[5]	27	68	–	1[4]	4	100
Frank Wong Kwong Shing	16	36	43	1[4]	4	100
$1,000,000 – $1,249,999						
Koh Boon Hwee[6]	–	41	41	17	1	100
Below $250,000						
Ang Kong Hua	–	–	–	100	–	100
Andrew Buxton	–	–	–	100	–	100
Goh Geok Ling	–	–	–	100	–	100
Kwa Chong Seng	–	–	–	100	–	100
Leung Chun Ying	–	–	–	100	–	100
Narayana Murthy	–	–	–	100	–	100
Peter Ong Boon Kwee	–	–	–	100	–	100
John Alan Ross	–	–	–	100	–	100
Wong Ngit Liong	–	–	–	100	–	100

(1) Refers to 2007 performance remuneration – includes fixed pay in 2007, cash bonus received in February 2008 and shares granted in 2008
(2) Based on amount accrued in 2007 financial statements. Amount finalised, approved and paid in 2008.
(3) Refers to the estimated value of DBSH shares granted in 2008 – forms part of 2007 variable performance bonus
(4) Fees are not retained by directors
(5) Refers to 2007 performance remuneration and thus excludes notice pay and ex-gratia payment totalling $1 million for non-solicitation
(6) Includes a special remuneration of $1 million, subject to shareholders' approval at annual general meeting on 2 April 2008

Key executives' remuneration
Although the Code recommends that at least the top five key executives' remuneration be disclosed within bands of $250,000, the Board believes such disclosure would be disadvantageous to the Group's business interests, given the highly competitive conditions in the banking industry where poaching of executives is commonplace.

Long-term share incentives – DBSH Share Plan, Share Option Plan and Share Ownership Scheme
As the Group seeks to foster a culture that aligns the interests of employees with those of shareholders, it has put in place share-based plans for employees. These plans allow employees to share in the Group's growth and success. There are three plans – the DBSH Share Plan ("Share Plan", previously known as the DBSH Performance Share Plan), the DBSH Share Option Plan ("SOP") and the DBSH Share Ownership Scheme ("SOS").

Employees holding the corporate rank of Managing Director, Senior Vice President and Vice President are eligible to participate in the Share Plan and SOP.

Rewards made under the Share Plan and SOP form part of an employee's annual performance remuneration, which also includes cash bonuses. The portion of the performance remuneration paid in shares increases with the amount of the performance remuneration. The allocation of such awards will be linked to performance metrics designed to deliver shareholder value.

There are vesting periods for the Share Plan and SOP. Two types of awards can be made under the Share Plan. They are those where performance conditions are attached and those that are time-based. The number of shares eventually awarded upon vesting under the Share Plan where performance conditions are attached is based on DBS Group's performance for a three-year performance period as measured by the Group's return on equity. The time-vested Share Plan operates like restricted shares awards. It comprises two elements, namely, the main award and the "kicker" award. The shares comprised in the "kicker" award constitute 20% of the shares comprised in the main award. Fifty percent of the shares comprised in the main award will vest two years after the date of grant. The remainder fifty percent of the shares comprised in the main award, together with the shares comprised in the "kicker" award, will vest three years after the date of grant. The aggregate total number of new DBSH ordinary shares that may be issued under the Share Plan and SOP at any time may not exceed 7.5% of the issued ordinary shares (excluding treasury shares) of DBSH.

Details of the Share Plan and SOP appear in pages 120 to 121 of the Directors' Report.

Employees who are not eligible for the Share Plan or SOP are eligible to participate in the SOS. The SOS is a market purchase plan administered by DBS Trustee Ltd, a wholly-owned subsidiary of DBS Bank. Under the SOS, all confirmed employees with at least one year of service can subscribe up to 10% of their monthly base pay to buy units of DBSH ordinary shares, with DBS contributing an additional 50% of the amount the employee contributes.

SHARE OPTIONS ISSUED

In compliance with listing requirements, the following participants in the SOP received the following number of options:

Name of participant*	Options granted during financial year under review	Aggregate options granted since commencement of Plan to end of financial year under review	Aggregate options exercised since commencement of Plan to end of financial year under review	Aggregate options outstanding as at end of financial year under review
Jackson Tai (Director)	0	440,175	0	440,175
Frank Wong Kwong Shing (Director)	0	448,050	0	448,050

* *DBSH has no controlling shareholders and no disclosure is made in this respect*

No further share options were issued by the Group in 2007.

The aggregate number of options granted to the directors and the employees of the DBS Group since the commencement of the SOP till the end of 2007 is 62,796,690.

RELATED PARTY TRANSACTIONS

The Group has procedures in place to comply with existing regulations governing related party transactions for banks and listed companies. These regulations include the Banking Act, MAS directives and the guidelines on interested person transactions in the SGX Listing Manual. The relevant provisions in the Banking Act and the MAS directives impose prudential limits on credit exposures by the Group to certain Group-linked entities and persons, while the interested person transactions in the Listing Manual cover all types of related party transactions generally.

All new directors are briefed on the relevant provisions that they need to comply with. If necessary, existing credit facilities to related parties are adjusted prior to a director's appointment, and all credit facilities to related parties are monitored on an on-going basis. Checks are conducted prior to the Group entering into credit and non-credit-related transactions to determine whether the counterparty is a related party under applicable regulations and to take the appropriate action to comply with the regulations.

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collaterals as at 31 December 2007 are as follows:

(In $ millions)	Credit facilities granted to	Contingent credit facilities granted to	Estimated value of collaterals	Deposits received by DBSH Group
Granted to/received from:				
DBSH Directors and their related entities	27	#	123	–
Companies with DBSH Directors represented on their boards	617	134	–	–
Bank-related companies[(1)]				
– engaged in financial activities	4,375	9	4,605	4,288
– engaged in non-financial activities	261	66	571	48

Notes:
(1) Excludes transactions between subsidiary companies and their own subsidiary companies.
 # Amount under $500,000

As required under the SGX Listing Manual, the following are details of interested person transactions in 2007:

Name of Interested Person	Aggregate value of all Interested Person Transactions during 2007 (excluding transactions less than $100,000)
CISCO Security Pte Ltd Branch cash delivery, collection and processing services, self-service banking cash services, static armed guard services, maintenance of security equipment; CCTV/ alarm monitoring	$19,000,000
DataPost Pte Ltd Statement printing, enveloping and despatch; token management	$2,995,000
Mapletree Investments Pte Ltd New office leases	$14,119,367
NETS Credit card and ATM card personalisation	$360,000
Singapore Airlines Ltd Air tickets	$6,500,000
Singapore Computer Systems Ltd Procurement operations, document management, imaging and storage and other services	$3,400,000
Singapore Telecommunications Ltd Subscription for usage-based telecom services	$15,000,000
SMRT Trains Ltd New and renewal of leases for branch premises/ATMs	$4,273,686
SNP Sprint Pte Ltd Personalisation/despatch of cheque books and security documents printing	$1,900,000
Wan Tien Realty (Pte) Ltd Renewal of office leases	$10,338,490

DEALINGS IN SECURITIES

DBS has adopted more stringent "black-out" policies than prescribed under the Best Practices Guide issued by the SGX. DBS employees are prohibited from trading in DBS shares and securities one month before the release of the half-year and full-year results and three weeks before the release of the first quarter and third quarter results. In addition, directors and employees are prohibited at all times from trading if they are in possession of material non-public information. Employees with access to price-sensitive information in the course of their duties must obtain prior approval to trade in any securities listed in Singapore and Hong Kong. Such employees are also instructed to trade through the Group's stockbroking subsidiaries. In addition, business units and subsidiaries engaging in proprietary trading and discretionary trading of securities on behalf of customers are restricted from trading in DBS securities during the black-out period.

DISSEMINATION OF INFORMATION

The Group maintains an active dialogue with shareholders. It holds in-person briefing sessions or telephone conference calls with the media and analysts when quarterly results are released. All press statements and quarterly financial statements are published on the DBS and SGX websites. A dedicated investor relations team supports the CEO and CFO in maintaining a close dialogue with institutional investors.

During the year, management met more than 460 local and foreign investors in more than 360 meetings. Management also participated in seven non-deal investor conferences and road shows comprising one each to the US, Hong Kong and Dubai, and four in Singapore.

The Group embraces and commits to fair, transparent and timely disclosure policy and practices. All price-sensitive information or data are publicly released, prior to individual sessions held with investors or analysts.

Shareholder meetings

The Group views the annual general meeting as an opportune forum for retail investors to meet the Board and senior management. The CFO presents the Group's preceding year's financial performance to all shareholders present ahead of formal proceedings of the meeting. The Group's external auditors are also available to answer shareholders' queries.

In accordance with the recommendations of the Code of Corporate Governance, resolutions requiring shareholder approval are tabled separately for adoption at the AGM unless the matters for consideration are closely related and would more appropriately be considered together.

INTERNAL AUDIT AND INTERNAL CONTROLS

Internal Audit

Group Audit is an independent function that reports directly to the Audit Committee and the CEO. Group Audit meets or exceeds the Standards for Professional Practice of the Institute of Internal Auditors in all key aspects. The professional competence of the Group's internal auditors is maintained or upgraded through training programmes, conferences and seminars that provide updates on auditing techniques, regulations and banking products and services.

An annual audit plan is developed under a structured risk assessment approach that examines all of the Group's activities and entities, their inherent risks and internal controls. Audit assignments are identified based on this approach and audit resources are focused on the activities deemed to carry higher risks.

The progress of corrective actions on outstanding audit issues is monitored monthly through a centralised Group-wide issues management application. Information on outstanding issues is categorised according to severity and monthly reports are sent to the Audit Committee Chairman, the Chairman of the Board, senior management and all Group heads.

All audit reports which are rated as requiring attention are copied to the Audit Committee, the external auditors and senior management. The regulators are also apprised of all relevant audit matters and may request for further information on audit matters at any time.

The head of Group Audit is Tay Kim Yam who has more than 20 years of banking experience in financial markets, management consulting and risk management. Kim Yam has full access to the Audit Committee and senior management, and his appointment is approved by the Committee.

Group Audit works closely with the external auditors and meets them regularly to discuss matters of mutual interest, to strengthen working relationships and to co-ordinate audit efforts. The external auditors review the effectiveness of the Group's internal controls and risk management during an annual statutory audit. Material non-compliance with established practices and procedures and regulations, as well as internal control weaknesses noted during the audit, together with recommendations, are reported to the Audit Committee, which ensures that high-risk outstanding issues are dealt with in a timely manner.

Internal controls

A sound system of internal controls requires a defined organisational and policy framework. The Group has a management framework that clearly defines the roles, responsibilities and reporting lines of business and support units. The delegation of authority, control processes and operational procedures are documented and disseminated to staff. The Group Audit, Group Risk and Group Legal & Compliance functions provide independent oversight over controls and risks within the Group.

The Audit Committee and the Board Risk Management Committee have reviewed the adequacy of DBS' control environment. The Board believes that the system of internal controls in place up to the date of this report, is adequate for the current business scope and operations of the Group.

RISK MANAGEMENT APPROACH AND RISK PROFILE

The Group sees strong risk management capabilities as vital to the success of a well-managed bank. The Group Risk Management function is the central resource for driving such capabilities in DBS, and it complements the risk and control activities of other functions including Group Audit and Group Legal & Compliance.

More on risk management can be found in the following section.

Risk Management Approach

APPROACH TO RISK MANAGEMENT

The key components of DBS' risk management approach are: strong risk governance; robust and comprehensive processes to identify, measure, control, monitor and report risks; sound assessments of capital adequacy relative to risks; and a rigorous system of internal control reviews involving internal and external auditors.

RISK GOVERNANCE

Under DBS Group's Integrated Risk Framework, the Board of Directors, through the Board Risk Management Committee, oversees the establishment of robust enterprise-wide risk management policies and processes. Where necessary, DBS sets risk appetite limits to guide risk-taking within the Group.

Management is accountable to the Board for ensuring the effectiveness of risk management and adherence to risk appetite limits. To provide risk oversight, senior management risk committees are mandated to focus on specific risk areas. These oversight committees are the Business Support and Controls Committee, the Group Market Risk Committee, the Group Credit Risk Committee, the Group Asset and Liability Committee, the Group Operational Risk Committee and the Group Commitments and Conflicts Committee.

On a day-to-day basis, business units have primary responsibility for risk management. In partnership with business units, independent control functions provide senior management with a timely assessment of key risk exposures and the associated management responses. These units also recommend risk appetite and control limits for approval in line with the Integrated Risk Framework. There are detailed policies and procedures to identify, measure, analyse and control risk across all locations where the Group has operations.

CREDIT RISK

Credit risk is the potential earnings volatility caused by obligors' inability and/or unwillingness to fulfill their contractual debt obligations. Exposure to credit risks arises primarily from lending activities and also from sales and trading activities, derivatives activities and from participation in payment transactions and securities settlements. Credit exposure includes current as well as potential credit exposure. Current credit exposure is represented by the notional value or principal amount of on-balance sheet financial instruments and off-balance sheet direct credit substitutes, and by the positive market value of derivative instruments. DBS Group also estimates the potential credit exposure over the remaining term of transactions. At DBS Group, a disciplined credit risk management process integrates risk management into the business management processes, while preserving the independence and integrity of risk assessment.

An enterprise-wide Core Credit Risk Policy sets forth the principles by which the Bank and its subsidiaries conduct their credit risk management activities. It ensures credit risk underwriting consistency across the Group, and provides guidance to various credit management units in the formulation of supplementary credit policies specific to their businesses.

The Group Credit Risk Committee serves as an executive forum for discussion and decisions on various aspects of credit risk and its management including the assessment of credit risk taking and adherence to limits, policies, exceptions and other processes; the assessment of the risk-return tradeoffs across the Group; the identification, measurement and monitoring of DBS' credit risk portfolio, including special loan and asset review situations, specific credit concentrations and credit trends affecting the portfolio; as well as recommendation of credit limits and credit policy at the sector, business and country levels. It will also oversee the ongoing monitoring of various aspects of credit risks within the Basel II framework.

Individual corporate credit risks are analysed and approved by experienced credit officers who consider a number of factors in the identification and assessment of credit risk. Each borrower is assigned a rating under the Counterparty Risk Rating process. For large corporate borrowers, the rating is based on the assessment of all relevant factors including the borrower's financial condition and outlook, industry and economic conditions, market position, access to capital, and management strength. The Counterparty Risk Rating assigned to smaller business borrowers is primarily based on the borrower's financial position and strength, which are assessed via the use of a validated quantitative tool.

All ratings are reviewed at least annually and more frequently when conditions warrant. The Counterparty Risk Rating process is further enhanced by the Facility Risk Rating System which takes into consideration facility specific considerations such as credit structuring, collateral, third party guarantees and transfer risks. These credit risk-rating tools are used to assess the credit quality of the portfolio, so that deteriorating exposures are quickly identified and appropriate remedial action can be taken.

Consumer credit risk is managed on a portfolio basis. Business specific credit risk policies and procedures including underwriting criteria, scoring models, approving authorities, regular asset quality review and business strategy review as well as systems, processes and techniques to monitor portfolio performance against benchmarks are in place. Risk models are being used for secured loans to update risk level of each loan on a monthly basis, putting Basel II management principles to daily usage and for regular portfolio quality reviews.

The credit control functions ensure that credit risks are being taken and maintained in compliance with group-wide credit policies and guidelines. These functions ensure proper activation of approved limits, appropriate endorsement of excesses and policy exceptions, and also monitor compliance with credit standards and/or credit covenants established by management and/or regulators.

An independent Credit Risk Review team conducts regular reviews of credit exposures and judgmental credit risk management processes. It also conducts independent validation of internal credit risk rating processes on an annual basis. These reviews provide senior management with objective and timely assessments of the effectiveness of credit risk management practices and ensure group-wide policies, internal rating models and guidelines are being adopted consistently across different business units including relevant subsidiaries.

Stress testing of credit risk has assumed increasing importance in the discipline of credit risk management. DBS uses credit risk stress testing approaches to assess the vulnerability of the portfolio to "exceptional but plausible" adverse credit risk events.

DBS uses various metrics, to measure and manage credit concentration risk to individual borrowers, borrower groups and industry sectors. Information on credit exposures by geographical area, business line and industrial classification, and the breakdown of investment and dealing securities are disclosed in Notes 18, 19, 20, 21, 22 and 52 to the Financial Statements and the Management Discussion and Analysis chapter.

COUNTRY RISK

The principles and approach in the management of cross-border risk are set out in the Group's Country Risk Management Framework. The Framework includes an internal country (and sovereign) risk rating system where the assessments are made independent of business decisions. Benchmark country limits are set to alert the bank when exposures rise to levels that may imply concentration risk. Day-to-day operational country limits, called working limits, are also imposed to manage the shape and growth of the cross-border exposures as they build up. A rigorous scanning process is established, with the objective of adjusting country exposures according to risks perceived at the global, regional and country level. There are close consultations with the businesses and credit management in right sizing cross-border exposures to take into account not only of risks and opportunities, but also the strategic intent of DBS.

TRADING MARKET RISK

Trading market risk arises from the impact on trading positions of changes in foreign exchange rates, commodity prices, equity prices, interest rate yields and credit spreads. It also includes the impact from changes in the correlations and volatilities of the above risk factors. The Group manages trading market risk in the course of market-making, structuring and packaging products for investors and other clients, as well as to benefit from market opportunities. The Group's market risk framework identifies the types of the market risk to be covered, the risk metrics and methodologies to be used to capture such risk and the standards governing the management of market risk within the Group including limit setting and independent model validation, monitoring and valuation.

The Group's trading Value-at-Risk (VaR) methodology uses a historical simulation approach (at a 99% confidence level over a one-day holding period, using a 2-year historical observation period) to forecast the Group's trading market risk. DBS Group computes VaR daily for each trading business unit and location, and at the Group level. VaR is back-tested against the profit and loss of the trading book in line with policy in order to monitor its predictive power. Quantitative data regarding the Group's VaR may be found in Note 48.1 to the Financial Statements.

Although VaR provides valuable insights, no single measure can capture all aspects of trading market risk. Therefore, regular stress testing is carried out to monitor the Group's vulnerability to shocks.

The Group Market Risk Committee oversees DBS' market risk management infrastructure, sets market risk control limits and provides enterprise-wide oversight of all market risks and their management.

NON-TRADING MARKET RISK

Non-trading market risk arises from changes in foreign exchange rates, interest rates and equity prices. Non-trading market risk arises in the course of (a) the Group's management of funds arising from banking intermediation and (b) the Group's banking business and investments; specifically, from mismatches in the interest rate profile of assets and liabilities, from the effect of exchange rate movements on the Group's earnings, capital accounts and investments denominated in foreign currencies and from the effect of changes in equity prices on the carrying value of strategic investments in associates and other major stakes.

To optimise its income and balance sheet management, the Group deploys funds in debt securities, equities and funds or in the interbank market. Derivatives may be used to hedge non-trading market risk. An Investment Framework governs the Group's investment of its surplus funds. The Framework requires these investments to be subject to Board and senior management limits on the portfolio size, credit quality, and product and sector concentrations. The market risk arising in the course of managing funds comprises interest rate and equity price risks. These risks are monitored using risk sensitivity measures and valuation action triggers.

Senior management committees oversee non-trading market risk and allocate core limits to regional/local asset and liability committees in the different countries and ensure that the consolidated exposures of the Group are within prudent levels. Regional/local asset and liability committees (ALCOs) are responsible for managing the risks in their respective areas of responsibility, including the setting of operational limits and guidelines to refine risk management, consistent with the Asset and Liability Management Policy.

Interest rate risk arising from mismatches in the interest rate profile of assets and liabilities has several aspects: basis risk arising from different interest rate benchmarks, interest rate re-pricing risk, yield curve risks and embedded optionality. This risk is subject to the Asset and Liability Management Policy. To monitor this risk, the Group uses various tools, including re-pricing gap reports, sensitivity analysis and income scenario simulations.

Foreign currency loans and investments in fundable currencies are generally funded in the same foreign currencies. However, positions arising from investments in currencies which have high hedging costs or which are illiquid or controlled are reviewed by senior management and may be managed with alternative strategies or left unhedged. This foreign exchange risk is subject to the Group's Structural Foreign Exchange Policy and is monitored using foreign exchange net open position reports.

LIQUIDITY RISK

Liquidity risk is the risk arising from being unable to fund portfolio assets at reasonable rates due to maturing liabilities or commitments. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. The Group seeks to manage its liquidity to meet its obligations under normal as well as adverse circumstances, and take advantage of arising lending and investment opportunities.

The primary tool of monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across major functional currencies. This analysis includes behavioural assumptions on, inter-alia, customer loans, customer deposits and reserve assets. This is tested under normal and adverse market scenario conditions.

The Group ALCO and country ALCOs are the primary parties responsible for liquidity management based on guidelines approved by the Board Risk committee. Limits are set on maturity mismatches over books under normal and stress scenarios, liquidity ratios and deposit concentration risks. As part of the liquidity management, DBS sets limits to ensure that the funding requirements will not exceed the available funding and liquid assets available for both normal and stress scenarios. The Group focuses on a number of components, including maintaining sufficient liquid assets, maintaining diversified sources of liquidity, preserving necessary funding capacity and contingency planning.

Information on the Group's financial assets and liabilities in relation to exposures to non-trading market risk and liquidity risk can be found in Notes 48.2, 48.3, 48.4 and 49 to the Financial Statements.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Framework has been developed to ensure that operational risks within the DBS Group are properly identified, monitored, managed and reported in a structured, systematic and consistent manner. A key component of the Framework is a set of Core Operational Risk Standards which provides guidance on the baseline controls to ensure a controlled and sound operating environment. To manage and control operational risk, the Framework is supplemented with various tools including, control self-assessment, risk event management, key risk indicator monitoring and process risk mapping. Major operational risk mitigation programmes include Business Continuity Management and the Global Insurance Programme.

A firm-wide Operational Risk Management system has been implemented. It is an integrated web-based system, incorporating the individual components of the Framework and facilitates an enhanced analysis and reporting of operational risk data. In addition, a process risk mapping framework was developed to identify the key risks and controls in an end-to-end transaction cycle.

The Group Operational Risk Committee oversees DBS' operational risk management infrastructure, including the Framework, policies, processes, information, methodologies and systems. The Committee also performs regular review of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by the Business Support & Controls Committee.

The Group Operational Risk function is responsible for implementing the Framework in partnership with the business and support units. The day-to-day operational risk management lies with the business and support units. To reinforce accountability and ownership of risk and control, Unit Operational Risk Managers are appointed to assist the unit heads in driving the overall risk and control agenda and programmes.

As part of Group Audit's review process, the quality of the operational risk management programmes of the business and support units are taken into account in assigning a "Management Control Awareness" rating.

BASEL II PROGRAMME

DBS views Basel II as a firm-wide programme that will ensure that our credit, market and operational risk management practices continue to meet international best practices. It is an initiative for us to further embed sound risk management practices and culture within our businesses, and ensure that DBS continues to expand our businesses across segments and markets with the right risk management discipline, practices and processes in place. To underscore the importance of this initiative and ensure a concerted effort towards the successful implementation of various aspects of the programme, an integrated Basel II Governance and Programme Management structure is put in place.

A Group Basel II Steering Committee ("Steering Committee"), chaired by the Group CFO, oversees the implementation of all programme work streams to ensure that relevant entities in the DBS Group are on track for Basel II qualification in their respective jurisdictions. The Steering Committee is supported by sub-committees for each major work stream. Reporting to the Steering Committee, the Basel II Programme Management Office works with the respective work stream sponsors and dedicated project managers to drive the overall Basel II programme.

In 2007, the Monetary Authority of Singapore (MAS) approved DBS' application to adopt the Basel II Internal Ratings-Based Approach (IRBA), with effect from 1 January 2008, for computing part of its regulatory capital requirements. The approved wholesale portfolios are on the Foundation IRBA, while the approved retail portfolios are on the Advanced IRBA. This is an important milestone. DBS will extend the adoption of IRBA, subject to approval from the MAS and other regulators.

BY THE NUMBERS

Consolidated Income Statement

for the year ended 31 December 2007

In $ millions	Note	2007	2006
Income			
Interest income		**9,090**	7,809
Interest expense		**4,982**	4,218
Net interest income	5	**4,108**	3,591
Net fee and commission income	6	**1,462**	1,155
Net trading income	7	**180**	522
Net income from financial instruments designated at fair value	8	**(86)**	(192)
Net income from financial investments	9	**450**	229
Other income	10	**49**	133
Total income		**6,163**	5,438
Expenses			
Employee benefits	11	**1,384**	1,244
Depreciation of properties and other fixed assets	27	**126**	130
Other expenses	12	**1,108**	995
Allowances for credit and other losses	13	**617**	135
Total expenses		**3,235**	2,504
Share of profits of associates		**110**	70
Profit before tax		**3,038**	3,004
Income tax expense	14	**589**	575
Net profit for the year		**2,449**	2,429
Attributable to:			
Shareholders		**2,278**	2,269
Minority interests		**171**	160
		2,449	2,429
Basic earnings per ordinary share ($)	15	**1.50**	1.50
Diluted earnings per ordinary share ($)	15	**1.44**	1.45

(see notes on pages 54 to 113, which form part of these financial statements)

Balance Sheets

at 31 December 2007

In $ millions	Note	Group 2007	Group 2006	Company 2007	Company 2006
Assets					
Cash and balances with central banks	17	**18,564**	11,846		
Singapore Government securities and treasury bills	18	**15,433**	12,843		
Due from banks		**23,304**	25,273		
Financial assets at fair value through profit or loss	19	**19,543**	16,496		
Positive replacement values	41	**13,119**	8,215		
Loans and advances to customers	20	**106,344**	85,149		
Financial investments	21	**19,182**	22,261		
Securities pledged	22	**4,115**	2,866		
Subsidiaries	23	**–**	–	**6,748**	6,927
Investments in associates	25	**715**	603		
Goodwill on consolidation	26	**5,842**	5,840		
Properties and other fixed assets	27	**1,534**	1,481		
Deferred tax assets	28	**25**	20		
Other assets	29	**5,871**	4,479		
Total assets		**233,591**	197,372	**6,748**	6,927
Liabilities					
Due to banks		**15,464**	7,863		
Due to non-bank customers	30	**145,368**	122,092		
Financial liabilities at fair value through profit or loss	31	**18,242**	19,708		
Negative replacement values	41	**12,554**	7,873		
Bills payable		**380**	511		
Current tax liabilities		**882**	766		
Deferred tax liabilities	28	**172**	137		
Other liabilities	32	**7,218**	6,677	**7**	8
Other debt securities in issue	34	**1,199**	3,950		
Subordinated term debts	35	**8,954**	6,749		
Total liabilities		**210,433**	176,326	**7**	8
Net assets		**23,158**	21,046	**6,741**	6,919
Equity					
Share capital	36	**4,164**	4,042	**4,164**	4,042
Treasury shares	36	**(102)**	(111)	**(27)**	–
Other reserves	37	**7,680**	7,182	**37**	53
Revenue reserves	37	**8,739**	7,562	**2,567**	2,824
Shareholders' funds		**20,481**	18,675	**6,741**	6,919
Minority interests	38	**2,677**	2,371		
Total equity		**23,158**	21,046	**6,741**	6,919
Off-balance sheet items					
Contingent liabilities	39	**14,656**	12,187		
Commitments	40	**92,305**	86,065		
Financial derivatives	41	**1,816,007**	1,378,916		

(see notes on pages 54 to 113, which form part of these financial statements)

Consolidated Statement of Changes in Equity

for the year ended 31 December 2007

In $ millions	Ordinary shares	Convertible preference shares (CPS)	Share premium	Treasury shares	Other reserves	Revenue reserves	Minority interests	Total equity
2007								
Balance at 1 January 2007	**3,976**	**66**	**–**	**(111)**	**7,182**	**7,562**	**2,371**	**21,046**
Exercise of share options	**106**							**106**
Net exchange translation adjustments					**(38)**		**(73)**	**(111)**
Share of associates' reserves					**37**			**37**
Cost of share-based payments					**34**			**34**
Draw-down of reserves upon vesting of performance shares				**36**	**(36)**			**–**
Share buyback during the year				**(27)**				**(27)**
Reclassification of reserves upon exercise of share options	**16**				**(16)**			**–**
Available-for-sale investments:								
– Net valuation taken to equity					**940**			**940**
– Transferred to income statement on sale					**(395)**			**(395)**
– Tax on items taken directly to or transferred from equity					**(58)**			**(58)**
Net profit for the year						**2,278**	**171**	**2,449**
Appropriation from income statement[(a)]					**30**	**(30)**		**–**
Final dividends paid for previous year						**(310)**		**(310)**
Interim dividends paid for current year						**(761)**		**(761)**
Dividends paid to minority interests							**(143)**	**(143)**
Change in minority interests							**351**	**351**
Balance at 31 December 2007	**4,098**	**66**	**–**	**(102)**	**7,680**	**8,739**	**2,677**	**23,158**
2006								
Balance at 1 January 2006	1,498	66	2,269	(117)	6,841	6,167	2,466	19,190
Exercise of share options	165		7					172
Effects of Companies (Amendment) Act 2005	2,304		(2,276)		(28)			–
Net exchange translation adjustments					(6)		(103)	(109)
Share of associates' reserves					21	18		39
Cost of share-based payments					28			28
Draw-down of reserves upon vesting of performance shares				6	(6)			–
Reclassification of reserves upon exercise of share options	9				(9)			–
Available-for-sale investments/Cash flow hedge:								
– Net valuation taken to equity					425			425
– Transferred to income statement on sale					(101)			(101)
– Tax on items taken directly to or transferred from equity					(44)			(44)
Net profit for the year						2,269	160	2,429
Appropriation from income statement					61	(61)		–
Final dividends paid for previous year						(203)		(203)
Interim dividends paid for current year						(628)		(628)
Dividends paid to minority interests							(147)	(147)
Change in minority interests							(5)	(5)
Balance at 31 December 2006	3,976	66	–	(111)	7,182	7,562	2,371	21,046

(a) Includes appropriation from prior year's income statement

(see notes on pages 54 to 113, which form part of these financial statements)

Consolidated Cash Flow Statement

for the year ended 31 December 2007

In $ millions	2007	2006
Cash flows from operating activities		
Profit before tax	**3,038**	3,004
Adjustments for non-cash items:		
Allowances for credit and other losses	**617**	135
Depreciation of properties and other fixed assets	**126**	130
Share of profits of associates	**(110)**	(70)
Net gain on disposal of properties and other fixed assets	**(6)**	(104)
Net gain on disposal of financial investments	**(450)**	(229)
Profit before changes in operating assets and liabilities	**3,215**	2,866
Increase/(Decrease) in:		
Due to banks	**7,601**	(1,087)
Due to non-bank customers	**23,276**	15,661
Financial liabilities at fair value through profit or loss	**(1,466)**	(3,115)
Other liabilities including bills payable	**4,578**	163
Debt securities and borrowings	**(2,647)**	1,471
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(55)**	(95)
Singapore Government securities and treasury bills	**(2,341)**	(3,936)
Due from banks	**1,936**	(3,134)
Financial assets at fair value through profit or loss	**(2,804)**	1,890
Loans and advances to customers	**(21,323)**	(7,741)
Financial investments	**3,539**	1,450
Other assets	**(7,265)**	297
Tax paid	**(501)**	(300)
Net cash generated from operating activities (1)	**5,743**	4,390
Cash flows from investing activities		
Dividends from associates	**61**	37
Purchase of properties and other fixed assets	**(196)**	(239)
Proceeds from disposal of associates	**–**	4
Proceeds from disposal of properties and other fixed assets	**74**	387
Acquisition of interest in associates	**(39)**	(6)
Net cash (used in)/generated from investing activities (2)	**(100)**	183
Cash flows from financing activities		
Increase in share capital	**122**	172
Proceeds from issuance of subordinated term debts	**3,044**	1,928
Payment upon maturity of subordinated term debts	**(402)**	-
Dividends paid to shareholders of the Company	**(1,071)**	(831)
Dividends paid to minority interests	**(143)**	(147)
Net cash generated from financing activities (3)	**1,550**	1,122
Exchange translation adjustments (4)	**(38)**	15
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**7,155**	5,710
Cash and cash equivalents at 1 January	**15,118**	9,408
Cash and cash equivalents at 31 December (Note 42)	**22,273**	15,118

(see notes on pages 54 to 113, which form part of these financial statements)

Notes to the Financial Statements

for the year ended 31 December 2007

These Notes are integral to the financial statements.

The consolidated financial statements for the year ended 31 December 2007 were authorised for issue by the directors on 14 February 2008.

1 DOMICILE AND ACTIVITIES

The Company, DBS Group Holdings Ltd, is incorporated and domiciled in the Republic of Singapore and has its registered office at 6 Shenton Way, DBS Building Tower One, Singapore 068809.

The Company is listed on the Singapore Exchange.

The principal activity of the Company is that of an investment holding company and the principal activities of its main subsidiary, DBS Bank Ltd ("the Bank"), are the provision of retail, small and medium-sized enterprise, corporate and investment banking services.

The financial statements relate to the Company and its subsidiaries ("the Group") and the Group's interests in associates and joint ventures.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards ("FRS") including related Interpretations promulgated by the Council on Corporate Disclosure and Governance ("CCDG"). In accordance with Section 201(19) of the Companies Act, the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning are modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

The financial statements of the Company are prepared in accordance with FRS including related Interpretations promulgated by the CCDG. As permitted by Section 201(4B) of the Act, the Company's income statement has not been included in these financial statements.

The financial statements are presented in Singapore dollars and rounded to the nearest million, unless otherwise stated. They are prepared on the historical cost convention, except for derivative financial instruments, available-for-sale financial assets, and financial assets and liabilities held at fair value through profit or loss, which have been measured at fair value. In addition, the carrying amounts of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The preparation of financial statements in conformity with FRS requires management to exercise judgement, use estimates and make assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from these estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement and complexity, are disclosed in Note 4.

On 1 January 2007, the Group adopted the new or revised FRS and Interpretations to FRS ("INT FRS") that are applicable in the current financial year. The financial statements have been prepared in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised)	Presentation of Financial Statements – Capital Disclosures
FRS 10 (revised)	Events after the Balance Sheet Date
FRS 12 (revised)	Income Taxes
FRS 14 (revised)	Segment Reporting
FRS 17 (revised)	Leases
FRS 19 (revised)	Employee Benefits
FRS 32 (revised)	Financial Instruments: Disclosure and Presentation
FRS 33 (revised)	Earnings per Share
FRS 39 (revised)	Financial Instruments: Recognition and Measurement
FRS 40 (new)	Investment Property
FRS 102 (revised)	Share-based Payment
FRS 103 (revised)	Business Combinations
FRS 107 (new)	Financial Instruments: Disclosures
INT FRS 108	Scope of FRS 102 – Share-based Payment
INT FRS 109	Reassessment of Embedded Derivatives
INT FRS 110	Interim Financial Reporting and Impairment

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies, which are consistent with those used in the previous financial year.

2.2 Group accounting

Subsidiaries

Subsidiaries are entities that the Group has power to govern the financial and operating policies of, in order to obtain benefits from their activities. It is generally accompanied by a shareholding of more than 50% of voting rights. Potential voting rights that are exercisable or convertible are considered when determining whether an entity is considered a subsidiary.

The purchase method is used to account for the acquisition of subsidiaries. Subsidiaries are consolidated from the date control is transferred to the Group to the date control ceases. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus cost directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition, irrespective of the extent of any minority interest. Refer to Note 2.10 for the Group's accounting policy on "Goodwill on consolidation".

Special purpose entities
Entities in which the Group holds little or no equity are consolidated as subsidiaries if the Group is assessed to have control over them. Such control can be demonstrated through predetermination of the entities' activities, exposure to and retention of majority of their residual or ownership risks, and decision-making powers to obtain a majority of benefits of the entities.

Joint ventures
Joint ventures are entities that are jointly controlled by the Group together with one or more parties through contractual arrangements. The Group recognises its interest in joint ventures using the proportionate consolidation method.

Proportionate consolidation involves combining the Group's share of the joint venture's income, expenses, assets and liabilities on a line-by-line basis with similar items in the Group's financial statements.

Associates
Associates are entities in which the Group has significant influence, but not control, and generally holds a shareholding of between and including 20% and 50% of the voting rights. The Group recognises its investment in associates using the equity method of accounting. Investment in associates in the consolidated balance sheet includes goodwill (net of accumulated impairment loss) identified on acquisition.

Under the equity method of accounting, the Group's investment in associates is initially carried at cost. The initial cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities assumed at the date of exchange, plus costs directly attributable to the acquisition. The carrying amount is increased or decreased to recognise the Group's share of net assets of the associate, less any impairment in value after the date of acquisition. Where the Group's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The results of the associates are taken from the latest audited accounts or unaudited management accounts of the associates, prepared at dates not more than three months prior to the end of the financial year of the Group.

Investment cost at Company level
Investments in subsidiaries and associates are stated at cost less accumulated impairment losses in the Company's balance sheet. On disposal of investments in subsidiaries and associates, the difference between the net proceeds and the carrying amounts of the investments is taken to the income statement.

Intra-group transactions
All intra-group transactions, balances, income and expenses are eliminated on consolidation. Profits resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interests in these companies. Losses are also eliminated unless the transaction provides evidence of an impairment of an asset transferred.

Alignment of accounting policies
Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

2.3 Foreign currency translation

Functional and presentation currency
Items in the financial statements of the Company and each of the Group's subsidiaries are translated using their functional currency, being the currency of the primary economic environment in which the entity operates. The financial statements are presented in Singapore dollars, which is the functional currency and presentation currency of the Company and the Group.

Foreign currency transactions
Transactions in foreign currencies are measured at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the balance sheet date. Foreign exchange differences arising from this translation are recognised in the income statement. Non-monetary assets and liabilities measured at cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the date the fair value was determined.

Unrealised exchange differences arising from non-monetary financial assets classified as fair value through profit or loss are recognised in the income statement. For non-monetary financial assets classified as available-for-sale, unrealised exchange differences are recorded directly in equity until the assets are sold or become impaired.

Foreign operations
The results and financial position of the Group's operations whose functional currency is not Singapore dollars are translated into Singapore dollars in the following manner:
- Assets and liabilities are translated at the exchange rate ruling at the balance sheet date;
- Income and expenses in the income statement are translated at an average exchange rate approximating the exchange rates at the dates of the transactions; and
- All resulting exchange differences are taken to the capital reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operation and translated at the closing rate. For acquisitions prior to 1 January 2005, the foreign exchange rates at the dates of acquisition were used.

Consolidation adjustments
On consolidation, foreign exchange differences arising from the translation of net investments in foreign entities, as well as any borrowings and instruments designated as foreign currency hedges of such investments, are taken to the capital reserves. When a foreign operation is disposed of, such currency translation differences are recognised in the income statement as part of the gain or loss on disposal.

2.4 Segment reporting
The Group's financial businesses are organised into the Consumer Banking and Wholesale Banking Business Groups and Central Operations. Wholesale Banking Business Group is segregated into Enterprise Banking, Corporate and Investment Banking, Global Financial Markets and Central Treasury Unit. In total, the Group reports six business segments.

A ***business segment*** provides products or services whose risks and returns are different from those of other business segments. A ***geographical segment*** provides products or services within a particular economic environment whose risks and returns are different from those of other economic environments. Business segments are the primary reporting segments.

2.5 Revenue recognition
Net interest income
Net interest income, being interest income less interest expense, is recognised on a time-proportionate basis using the effective interest method. The effective interest rate is the rate that discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to its carrying amount. The calculation includes significant fees and transaction costs that are integral to the effective interest rate, as well as premiums or discounts. No interest expense is accrued on the Group's structured investment deposits which are carried at fair value through profit or loss.

When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cashflow discounted at the original effective interest rate of the instrument. Interest earned on the recoverable amount is recognised as interest income in the income statement.

Fee and commission income
The Group earns fee and commission income from a diverse range of products and services provided to its customers. Fee and commission income is recognised on the completion of a transaction. For a service that is provided over a period of time, fee and commission income is recognised over the period which the related service is provided or credit risk is undertaken.

Dividend income
Dividend income is recognised when the right to receive payment is established. Dividend income arising from held for trading financial assets is recognised in "Net trading income", while that arising from available-for-sale financial assets is recognised in "Net income from financial investments".

Rental income
Rental income from operating leases on properties is recognised on a straight-line basis over the lease term.

2.6 Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, non-restricted balances with central banks, and trading government securities and treasury bills which are readily convertible into cash.

2.7 Financial assets
Financial assets are classified according to the purpose for which the assets were acquired. Management determines the classification at initial recognition and re-evaluates the designation at every reporting date, with the exception of the reclassification in and out of the financial assets at fair value through profit or loss category.

The classification of financial assets is as follows:

(a) **Financial assets at fair value through profit or loss** are either acquired for the purpose of short-term selling (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial assets designated under the fair value option meet at least one of the following criteria upon designation:

- it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial assets, or recognising gains or losses on them, using different bases; or
- the financial asset contains an embedded derivative that would otherwise need to be separately recorded.

(b) **Loans and receivables** are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Restructured Loans
Loans are classified as restructured loans when the Group grants concessions to a borrower because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule. A restructured credit facility is classified into the appropriate non-performing grade depending on the assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. Such loans are not returned to the performing status until there are reasonable grounds to conclude that the borrower will be able to service all future principal and interest payments on the credit facility in accordance with the restructured terms.

(c) **Available-for-sale financial assets** are non-derivatives that are either designated in this category or not classified in any other categories. These financial assets are intended to be held for an indefinite period of time, and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Recognition and derecognition
Purchases and sales of investments are recognised on the date that the Group commits to purchase or sell the asset. Investments are de-recognised when the Group has transferred substantially all risks and rewards of ownership.

Initial measurement
Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss, for which transaction costs are expensed off immediately. The fair value of a financial asset on initial recognition is usually the transaction price.

Subsequent measurement
Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Unquoted equity investments classified as available-for-sale for which fair values cannot be reliably determined are carried at cost, less impairment.

Realised or unrealised gains or losses on financial assets held for trading and financial assets designated under the fair value option are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. Unrealised gains or losses arising from changes in fair value of investments classified as available-for-sale are recognised in the available-for-sale revaluation reserves. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in the available-for-sale revaluation reserves are taken to the income statement.

Determination of fair value
The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models refined to reflect the issuer's specific circumstances.

2.8 Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Financial assets carried at amortised cost
The Group carries out regular and systematic reviews of all credit facilities extended to customers.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

- Significant financial difficulty of the issuer or obligor, including breach of covenants and/or financial conditions;
- A breach of contract, such as a default or delinquency in interest or principal payments;
- Granting of a concession to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, that the entity would not otherwise consider; and
- High probability of bankruptcy or other financial reorganisation of the borrower.

Specific allowances for credit losses
A specific allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due under a claim according to the original contractual terms or the equivalent value. A "claim" means a loan, debt security or a commitment such as a letter of guarantee and letter of credit.

A specific allowance for credit losses is reported as a reduction in the carrying value of a claim on the balance sheet. For an off-balance sheet item such as a commitment, a specific allowance for credit loss is reported as an increase in other liabilities.

Specific allowances for credit losses are evaluated either as being counterparty-specific or collective according to the following principles:

Counterparty-specific: Individual credit exposures are evaluated using the discounted cash flow method and an allowance is made when existing facts, conditions or valuations indicate that the Group is not likely to collect part or all of the principal and interest due contractually on the claim. An allowance is reversed only when there has been an identifiable event that led to an improvement in the collectibility of the claim.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Recoveries in full or in part of amounts previously written off are credited to the income statement in "Allowances for credit losses".

Collective: Homogenous consumer loans such as housing loans and credit card receivables, are pooled according to their risk characteristics, and assessed and provided for collectively as a group, taking into account the historical loss experience of such loans.

General allowances for credit losses

Apart from specific allowances, the Group also carries general allowances for credit losses. The Group maintains a level of allowances that is deemed sufficient to absorb all credit losses inherent in its loan portfolio (including off-balance sheet credit exposures). In determining the level of general allowances, the Group considers country and portfolio risks, as well as industry practices. The Group maintains general allowances of at least 1% of credit exposures on and off the balance sheet net of collaterals and after deducting specific allowances that have been made.

Available-for-sale financial assets

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. When there is objective evidence of an impairment of an available-for-sale financial asset, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from the revaluation reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of. A subsequent recovery in the value of an available-for-sale debt instrument whose value is impaired is reversed through the income statement if there has been an identifiable event that led to the recovery.

2.9 Repurchase agreements

Repurchase agreements ("Repos") are treated as collateralised borrowing. The amount borrowed is reflected as a liability either as "Due to non-bank customers", "Due to banks" or "Financial liabilities at fair value through profit or loss". The securities sold under repos are treated as pledged assets and remain on the balance sheet at amortised cost or fair value depending on their classification.

Reverse repurchase agreements ("Reverse repos") are treated as collateralised lending. The amount lent is reflected as an asset either as "Loans and advances to customers", "Due from banks" or "Financial assets at fair value through profit or loss".

Amounts paid and received on the repos and reverse repos are amortised as interest expense and interest income respectively on an effective interest basis.

2.10 Goodwill on consolidation

Goodwill in a business combination represents the excess of acquisition cost over the fair values of the identifiable assets acquired, liabilities and contingent liabilities assumed at the date of exchange. Goodwill is stated at cost less impairment losses and it is tested at least annually for impairment.

Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. a discount on acquisition) is recognised directly in the income statement in the period of acquisition.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units ("CGU") expected to benefit from the combination's synergies for the purpose of impairment testing.

2.11 Properties and other fixed assets

Properties and other fixed assets are stated at cost less accumulated depreciation and impairment losses. The cost of an item of properties and other fixed assets includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

The basis of depreciation is as follows:

Properties

Leasehold land, where the balance of the leasehold period is 100 years or less, is depreciated over the remaining period of the lease. Leasehold land where the unexpired lease period is more than 100 years is not depreciated.

Buildings are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the remaining lease period, whichever is shorter.

Other fixed assets

Depreciation is calculated using the straight line method to write down the cost of other fixed assets to their residual values over their estimated useful life as follows:

Computer software	3 - 5 years
Office equipment	5 - 8 years
Furniture and fittings	5 - 8 years

The residual values of fixed assets are reviewed on each balance sheet date.

Subsequent expenditure relating to properties and other fixed assets that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefit associated with the item can be measured reliably. Other subsequent expenditure is recognised as hire and maintenance expense in the income statement during the financial year in which it is incurred.

On disposal of an item of properties and other fixed assets, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.12 Impairment of non-financial assets

Goodwill

An impairment loss is recognised when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of a CGU is the higher of the CGU's fair value less cost to sell and their value-in-use.

An impairment loss on goodwill recognised in the income statement cannot be reversed in subsequent periods.

Properties and other fixed assets, and investment in subsidiaries, associates and joint ventures

Properties and other fixed assets, and investment in subsidiaries, associates and joint ventures are reviewed for impairment at each balance sheet date to determine if events or changes in circumstances indicate that the carrying value may not be recoverable. If such an indication exists, the carrying value of the asset is written down to its recoverable amount (being the higher of the fair value less cost to sell and the value-in-use). The impairment loss is charged to the income statement.

2.13 Financial liabilities

The Group classifies its financial liabilities in the following categories: (a) financial liabilities at fair value through profit or loss; and (b) financial liabilities at amortised cost.

Financial liabilities are classified as financial liabilities at fair value through profit or loss if they are incurred for the purpose of short-term repurchasing (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial liabilities designated under the fair value option meet at least one of the following criteria upon designation:

- it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial liabilities, or recognising gains or losses on them, using different bases; or
- the financial liability contains an embedded derivative that would otherwise need to be separately recorded.

Financial liabilities are initially recognised at fair value, net of transaction costs incurred. Financial liabilities classified at fair value through profit or loss are subsequently carried at fair value. Realised or unrealised gains or losses on financial liabilities held for trading and financial liabilities designated under the fair value option are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. All other financial liabilities are subsequently carried at amortised cost using the effective interest method.

The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

A financial liability is removed or derecognised from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

2.14 Provisions and other liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

2.15 Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value at the date on which a derivative contract is entered into and are subsequently remeasured at fair value. All derivatives are classified as assets when the fair value is positive ("Positive replacement values") and as liabilities when the fair value is negative ("Negative replacement values").

Changes in the fair value of derivatives other than those designated as fair value hedges, cash flow hedges or net investments in foreign operations hedges are included in "Net trading income".

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in "Net trading income".

For financial instruments designated as hedging instruments, each entity within the Group documents at the inception the relationship between the hedging instrument and hedged item, including the risk management objective for undertaking various hedge transactions and methods used to assess the effectiveness of the hedge. Each entity within the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative is highly effective in offsetting changes in the fair value or cash flows of the hedged item.

Fair value hedge

For a qualifying fair value hedge, the changes in the fair value of the derivative are recorded in the income statement, together with any changes in the fair value of the hedged item attributable to the hedged risk. Gain or loss arising from hedge ineffectiveness is recognised in the income statement.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used, is amortised to the income statement over the remaining period to maturity of the hedged item.

Cash flow hedge

The effective portion of changes in the fair value of a derivative designated and qualifying as a hedge of future cash flows is recognised directly in the cash flow hedge reserve, and taken to the income statement in the periods when the hedged item affects profit or loss. The ineffective portion of the gain or loss is recognised immediately in the income statement under "Net trading income".

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the cash flow hedge reserve remains until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is recognised immediately in the income statement.

Hedge of net investment in a foreign operation

Hedges of net investments in the Group's foreign operations are accounted for in a manner similar to cash flow hedges. The gain or loss from the derivative relating to the effective portion of the hedge is recognised in the capital reserve. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement under "Net trading income". On disposal of the foreign operations, the cumulative gain or loss in the capital reserve is taken to the income statement under "Net trading income".

2.16 Recognition of day one profit

The Group enters into transactions where the fair value is determined using valuation models for which not all inputs are market observable prices or rates. Such financial instruments are initially recognised at transaction price, which is the best indicator of fair value. The difference between the transaction price and the price determined based on the valuation model is not recognised immediately in the income statement. This difference, commonly referred to as "day one profit" is released to the income statement on the earlier of the following: (a) amortised over the tenor of the transaction; (b) when all the market inputs become observable; or (c) on derecognition.

2.17 Employee benefits

Employee benefits, which include base pay, cash bonuses, share-based compensation, contribution to defined contribution plans such as the Central Provident Fund and other staff-related allowances, are recognised in the income statement when incurred. For defined contribution plans, contributions are made to publicly or privately administered funds on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.18 Share-based compensation

Employee benefits also include share-based compensation, namely, the DBSH Share Ownership Scheme, the DBSH Share Option Plan, the DBSH Share Plan (previously known as DBSH Performance Share Plan) and the DBSH Employee Share Plan. The details of the Scheme and Plans are described in Note 43.

Equity instruments granted and ultimately vested under the Plans are recognised in the income statement based on the fair value of the equity instrument at the date of grant. The expense is amortised over the vesting period of each award, with a corresponding adjustment to the Share option/plan reserves. Monthly contributions to the Scheme are expensed off when incurred.

For the DBSH Share Plan and the DBSH Employee Share Plan, a trust has been set up for each share plan. The employee trust funds are consolidated and the DBSH shares held by the trust funds are accounted for as "Treasury shares", which are included as a deduction within equity.

2.19 Deferred tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill that is not deductible for tax purposes and for the initial recognition of assets or liabilities that neither affects accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

2.20 Financial guarantees

A financial guarantee is initially recognised in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group's liability under each guarantee is measured at the higher of the initial measurement, less amortisation calculated to recognise the initial measurement in the income statement over the period of the financial guarantee and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. Examples include letter of credit, shipping guarantee, airway guarantee, letter of guarantee etc.

The exposure to potential losses associated with a financial guarantee is monitored periodically. When there is objective evidence indicating probability of losses occurring, a provision is recognised for the financial guarantee.

2.21 Dividend payment

Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders at the Annual General Meeting.

2.22 Offsetting financial instruments

Certain financial assets and liabilities offset each other and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.23 Operating leases

Operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment that has to be made to the lessor is recognised as an expense in the period the termination takes place.

2.24 Fiduciary activities

Assets and income belonging to a customer for whom the Group acts in a fiduciary capacity as nominee, trustee or agent, are excluded from the financial statements.

2.25 Comparatives

Where applicable, comparative figures have been reclassed in order to adopt the current year's presentation.

3 NEW FRS ISSUED BUT NOT YET EFFECTIVE

The Group has not applied the following FRS and INT FRS that have been issued but not yet effective.

FRS 108: Operating Segments

FRS 108 becomes effective for financial years beginning on or after 1 January 2009. It replaces a current accounting standard, FRS 14 – Segment Reporting. FRS 108 introduces the management approach to segment reporting and a single set of operating segments will replace the primary and secondary segments. Information reviewed by the chief operating decision-maker will determine the segments, the measure of segment performance and disclosures.

The adoption of FRS 108 will create additional disclosure requirements for the Group's financial statements.

INT FRS 111: FRS 102 – Group and Treasury Share Transactions

INT FRS 111 becomes effective for financial years beginning on or after 1 March 2007. INT FRS 111 provides clarification on circumstances when a share-based arrangement should be accounted for as an equity-settled or a cash-settled transaction. It also addresses the accounting for share-based payment transactions involving two or more entities within the Group.

There is no expected material impact on the Group's financial statements arising from this new INT FRS.

4 CRITICAL ACCOUNTING ESTIMATES

The Group's accounting policies and use of estimates are integral to the reported results. Certain accounting estimates require exercise of management's judgement in determining the appropriate methodology for valuation of assets and liabilities. In addition, procedures are in place to ensure that methodologies are reviewed and revised as appropriate. The Group believes its estimates for determining the valuation of its assets and liabilities are appropriate.

The following is a brief description of the Group's critical accounting estimates involving management's valuation judgement.

4.1 Impairment allowances on claims

It is the Group's policy to establish, through charges against profit, specific and general allowances in respect of estimated and inherent credit losses in its portfolio.

In determining specific allowances, management considers objective evidence of impairment. When a loan is impaired, a specific allowance is assessed by using the discounted cash flow method, measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The amount of specific allowance also takes into account the collateral value, which may be discounted to reflect the impact of a forced sale or timely liquidation.

In determining general allowance, the Group has applied the transitional arrangements under Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. These arrangements will be in place until the Group believes that the incurred loss concept under FRS 39 can be robustly determined.

4.2 Fair value of financial instruments

Fair value is defined as the value at which positions can be closed or sold in a transaction with a willing and knowledgeable counterparty. The majority of the Group's financial instruments reported at fair value are based on quoted and observable market prices or on internally developed models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Management exercises judgement in determining the risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors used in the valuation process. Judgement may also be applied in estimating prices for less readily observable external parameters. Other factors such as model assumptions, market dislocations and unexpected correlations can also materially affect these estimates and the resulting fair value estimates.

4.3 Impairment review of goodwill on consolidation

The Group performs an impairment review to ensure that the carrying value of the goodwill does not exceed its recoverable amount from the CGU to which the goodwill is allocated. The recoverable amount represents the present value of the estimated future cash flows expected to arise from continuing operations. Therefore, in arriving at the recoverable amount, management exercises judgement in estimating the future cash flows, growth rate and discount rate.

4.4 Income taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on reasonable estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5 NET INTEREST INCOME

	The Group	
In $ millions	**2007**	**2006**
Cash and balances with central banks and Due from banks	**1,261**	1,001
Loans and advances to customers	**5,405**	4,559
Debt securities	**2,424**	2,249
Total interest income	**9,090**	7,809
Due to banks	**591**	538
Due to non-bank customers	**3,079**	2,746
Others	**1,312**	934
Total interest expense	**4,982**	4,218
Net interest income	**4,108**	3,591

	The Group	
In $ millions	**2007**	**2006**
Interest income for financial assets at fair value through profit or loss	**975**	1,005
Interest income for financial assets not at fair value through profit or loss	**8,115**	6,804
Interest expense for financial liabilities at fair value through profit or loss	**(675)**	(492)
Interest expense for financial liabilities not at fair value through profit or loss	**(4,307)**	(3,726)
Total	**4,108**	3,591

6 NET FEE AND COMMISSION INCOME

In $ millions	The Group 2007	2006
Fee and commission income	**1,804**	1,400
Fee and commission expense	**342**	245
Net fee and commission income	**1,462**	1,155
Comprising:		
Stock broking	**250**	141
Wealth management	**249**	170
Loan-related	**232**	166
Trade and remittances	**206**	190
Investment banking	**171**	150
Credit card	**132**	115
Deposit-related	**78**	79
Fund management	**43**	62
Guarantees	**36**	30
Others	**65**	52
Net fee and commission income[(a)]	**1,462**	1,155

(a) Included net fee and commission income of $75 million (2006: $89 million) derived from the provision of trust and other fiduciary services during the year. Net fee and commission income earned from financial assets or liabilities not at fair value through profit or loss is $440 million (2006: $355 million) during the year

7 NET TRADING INCOME

In $ millions	The Group 2007	2006
From trading businesses		
– Foreign exchange	**151**	379
– Interest rates, credit and equities[(a)]	**45**	153
Other businesses	**(16)**	(10)
Total	**180**	522

(a) Included dividend income of $31 million (2006: $22 million)

8 NET INCOME FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE

In $ millions	The Group 2007	2006
Financial assets designated at fair value	**(3)**	(2)
Financial liabilities designated at fair value	**(83)**	(190)
Total	**(86)**	(192)

Gains or losses from changes in fair value of financial liabilities designated at fair value, not attributable to changes in market conditions, are not material. Refer to Note 31.

9 NET INCOME FROM FINANCIAL INVESTMENTS

In $ millions	The Group 2007	2006
Debt securities		
– Available-for-sale	**47**	35
– Loans and receivables	**1**	3
Equity securities[(a)(b)]	**402**	191
Total	**450**	229
Comprising gains transferred from:		
Available-for-sale revaluation reserves	**395**	101

(a) There is no sale of unquoted securities in 2007. Included in 2006 was $16 million profits on sale of unquoted equity securities which were stated at cost. Their carrying amount was $1 million at the time of sale

(b) Included dividend income of $28 million (2006: $58 million)

10 OTHER INCOME

In $ millions	The Group 2007	2006
Rental income	**14**	14
Net gain on properties and other fixed assets[(a)]	**6**	104
Others	**29**	15
Total	**49**	133

(a) Included in 2006 were one-time gains of $50 million and $54 million from the sale of DBS Tampines Centre and Hong Kong Queen's Road Office respectively

11 EMPLOYEE BENEFITS

In $ millions	The Group 2007	2006
Salary and bonus	**1,186**	1,067
Contributions to defined contribution plans	**55**	55
Share-based expenses	**34**	28
Others	**109**	94
Total	**1,384**	1,244

12 OTHER EXPENSES

In $ millions	The Group 2007	2006
Computerisation expenses[(a)]	**370**	349
Occupancy expenses[(b)]	**189**	161
Revenue-related expenses	**135**	105
Others[(c)]	**414**	380
Total	**1,108**	995

(a) Computerisation expenses include hire and maintenance of computer hardware and software

(b) Occupancy expenses include amounts incurred in the maintenance and service of buildings owned by the Group's subsidiary companies, rental expenses of office and branch premises

(c) Others include product and corporate image advertising expenses, office administration expenses (e.g. printing and stationery, telecommunications, etc) and legal and professional fees

Included in the above table are:

In $ millions	The Group 2007	2006
Hire and maintenance of fixed assets, including building-related expenses	**107**	98
Audit fees payable to Ernst & Young Singapore	**3**	3
Audit fees payable to Ernst & Young firms outside Singapore	**2**	2
Non audit fees payable to Ernst & Young Singapore	**#**	1
Non audit fees payable to Ernst & Young firms outside Singapore	**1**	#

 # Amount under $500,000

13 ALLOWANCES FOR CREDIT AND OTHER LOSSES

In $ millions	The Group 2007	2006
Loans and advances to customers (Note 20)	**128**	228
Financial investments (Note 21)	**535**	(32)
Properties and other fixed assets (Note 27)	**(86)**	(71)
Off-balance sheet credit exposures (Note 32)	**6**	31
Others (bank loans and sundry debtors)	**34**	(21)
Total	**617**	135

14 INCOME TAX EXPENSE

Income tax expense in respect of profit for the financial year is analysed as follows:

In $ millions	The Group 2007	2006
Current tax expense		
– Current year	**617**	459
– Prior years' provision	**–**	50
Deferred tax expense		
– Effect of change in tax rate	**4**	–
– (Origination)/Reversal of temporary differences	**(32)**	61
– Prior years' provision	**–**	5
Total	**589**	575

The deferred (credit)/charge in the income statement comprises the following temporary differences:

In $ millions	The Group 2007	2006
Accelerated tax depreciation	**(3)**	(6)
Allowances for loan losses	**(8)**	75
Other temporary differences	**(17)**	(3)
Deferred tax expense (credited)/charged to income statement	**(28)**	66

The tax on the Group's profit (before share of profits of associates) differs from the theoretical amount that would arise using the Singapore basic tax rate as follows:

In $ millions	The Group 2007	2006
Profit	**2,928**	2,934
Prima facie tax calculated at a tax rate of 18% (2006: 20%)	**527**	587
Effect of different tax rates in other countries	**62**	(1)
Effect of change in tax rate	**4**	–
Income not subject to tax	**(56)**	(14)
Income taxed at concessionary rate	**(63)**	(68)
Non-tax deductible provisions	**33**	(14)
Others	**82**	85
Income tax expense charged to income statement	**589**	575

The corporate income tax rate applicable to Singapore companies of the Group was reduced from 20% for year of assessment 2007 (refers to financial year 2006) to 18% for year of assessment 2008 (refers to financial year 2007).

Refer to Note 28 for further information on deferred tax assets/liabilities.

15 EARNINGS PER ORDINARY SHARE

In $ millions		The Group 2007	2006
Weighted average number of ordinary shares in issue	(a)	**1,511**	1,504
Dilutive effect of share options		**5**	4
Full conversion of non-voting redeemable CPS		**66**	66
Full conversion of non-voting convertible preference shares		**#**	#
Weighted average number of ordinary shares in issue (diluted)	(aa)	**1,582**	1,574

 # Amount under $500,000

In $ millions		The Group 2007	2006
Net profit attributable to shareholders ("Net Profit")	(b)	**2,278**	2,269
Net profit (less preference dividends)	(c)	**2,262**	2,253
Earnings per ordinary share ($)			
Basic	(c)/(a)	**1.50**	1.50
Diluted	(b)/(aa)	**1.44**	1.45

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS. In addition, the calculation takes into account the exercise of all outstanding share options granted to employees when such shares would be issued at a price lower than the average share price during the financial year.

16 MEASUREMENT BASIS OF FINANCIAL INSTRUMENTS

In $ millions	Held for trading	Designated at fair value through profit or loss	The Group 2007 Loans and receivables/ amortised cost	Available-for-sale	Held for hedging	Total
Assets						
Cash and balances with central banks	–	–	**18,564**	–	–	**18,564**
Singapore Government securities and treasury bills	**3,568**	–	–	**11,865**	–	**15,433**
Due from banks	–	–	**23,304**	–	–	**23,304**
Financial assets at fair value through profit or loss	**17,148**	**2,395**	–	–	–	**19,543**
Positive replacement values	**12,906**	–	–	–	**213**	**13,119**
Loans and advances to customers	–	–	**106,344**	–	–	**106,344**
Financial investments	–	–	**2,427**	**16,755**	–	**19,182**
Securities pledged	**1,662**	–	–	**2,453**	–	**4,115**
Other assets	–	–	**5,871**	–	–	**5,871**
Total financial assets	**35,284**	**2,395**	**156,510**	**31,073**	**213**	**225,475**
Other asset items outside the scope of FRS 39						**8,116**
Total assets						**233,591**
Liabilities						
Due to banks	–	–	**15,464**	–	–	**15,464**
Due to non-bank customers	–	–	**145,368**	–	–	**145,368**
Financial liabilities at fair value through profit or loss	**14,625**	**3,617**	–	–	–	**18,242**
Negative replacement values	**12,426**	–	–	–	**128**	**12,554**
Bills payable	–	–	**380**	–	–	**380**
Other liabilities	–	–	**6,849**	–	–	**6,849**
Other debt securities in issue	–	–	**1,199**	–	–	**1,199**
Subordinated term debts	–	–	**8,954**	–	–	**8,954**
Total financial liabilities	**27,051**	**3,617**	**178,214**	–	**128**	**209,010**
Other liability items outside the scope of FRS 39						**1,423**
Total liabilities						**210,433**

In $ millions	Held for trading	Designated at fair value through profit or loss	Loans and receivables/ amortised cost	Available-for-sale	Held for hedging	Total
	The Group 2006					
Assets						
Cash and balances with central banks	–	–	11,846	–	–	11,846
Singapore Government securities and treasury bills	3,319	–	–	9,524	–	12,843
Due from banks	–	–	25,202	71	–	25,273
Financial assets at fair value through profit or loss	14,300	2,196	–	–	–	16,496
Positive replacement values	8,074	–	–	–	141	8,215
Loans and advances to customers	–	–	85,149	–	–	85,149
Financial investments	–	–	1,930	20,331	–	22,261
Securities pledged	1,483	–	–	1,383	–	2,866
Other assets	–	–	4,479	–	–	4,479
Total financial assets	27,176	2,196	128,606	31,309	141	189,428
Other asset items outside the scope of FRS 39						7,944
Total assets						197,372
Liabilities						
Due to banks	–	–	7,863	–	–	7,863
Due to non-bank customers	–	–	122,092	–	–	122,092
Financial liabilities at fair value through profit or loss	13,895	5,813	–	–	–	19,708
Negative replacement values	7,762	–	–	–	111	7,873
Bills payable	–	–	511	–	–	511
Other liabilities	–	–	6,356	–	–	6,356
Other debt securities in issue	–	–	3,950	–	–	3,950
Subordinated term debts	–	–	6,749	–	–	6,749
Total financial liabilities	21,657	5,813	147,521	–	111	175,102
Other liability items outside the scope of FRS 39						1,224
Total liabilities						176,326

17 CASH AND BALANCES WITH CENTRAL BANKS

In $ millions	The Group 2007	2006
Cash on hand	**1,007**	988
Balances with central banks		
– Restricted balances	**2,611**	2,556
– Non-restricted balances	**14,946**	8,302
Total	**18,564**	11,846

18 SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

In $ millions	The Group 2007	2006
Held for trading	**3,568**	3,319
Available-for-sale	**11,865**	9,524
Total	**15,433**	12,843
Market value	**15,433**	12,843

19 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2007	2006
Trading		
Other government securities and treasury bills	**2,752**	2,509
Corporate debt securities	**9,957**	8,606
Equity securities	**1,529**	790
Loans and advances to customers	**1,650**	1,153
Other financial assets (due from banks)	**1,260**	1,242
Sub-total	**17,148**	14,300
Fair value designated		
Corporate debt securities	**1,957**	1,868
Loans and advances to customers	**438**	328
Sub-total	**2,395**	2,196
Total	**19,543**	16,496
Analysed by industry		
Manufacturing	**1,314**	918
Building and construction	**286**	129
General commerce	**124**	111
Transportation, storage and communications	**888**	641
Financial institutions, investment and holding companies	**9,909**	8,849
Government	**2,752**	2,509
Others	**4,270**	3,339
Total	**19,543**	16,496
Fair value designated loans and advances and related credit derivatives/enhancements		
Maximum credit exposure	**438**	328
Credit derivatives/enhancements – protection bought	**(438)**	(328)
Cumulative change in fair value arising from changes in credit risk	**(40)**	(7)
Cumulative change in fair value of related credit derivatives/enhancements	**40**	7

Changes in fair value arising from changes in credit risks are determined as the amount of change in their fair value that is not attributable to changes in market conditions that give rise to market risk. Changes in market conditions that give rise to market risk include changes in a benchmark interest rate, foreign exchange rate or index of prices or rates.

During the year, the amount of change in the fair value of the loans and advances attributable to credit risk was $33 million (2006: $1 million).

During the year, the amount of change in the fair value of the related credit derivatives/enhancements was $33 million (2006: $1 million).

20 LOANS AND ADVANCES TO CUSTOMERS

In $ millions	The Group 2007	2006
Gross	**107,685**	86,599
Less: Specific allowances	**436**	564
General allowances	**905**	886
Net total	**106,344**	85,149
Comprising:		
Bills receivable	**3,519**	2,926
Loans	**102,825**	82,223
Net total	**106,344**	85,149
Analysed by industry		
Manufacturing	**14,018**	10,854
Building and construction	**13,004**	10,883
Housing loans	**26,306**	25,043
General commerce	**10,042**	8,930
Transportation, storage and communications	**11,169**	7,709
Financial institutions, investment and holding companies	**12,373**	8,521
Professionals and private individuals (except housing loans)	**9,730**	7,948
Others	**11,043**	6,711
Gross total	**107,685**	86,599
Analysed by products		
Long-term loans	**48,923**	36,188
Short-term facilities	**25,621**	19,117
Overdrafts	**3,242**	3,262
Housing loans	**26,306**	25,043
Trade financing	**3,593**	2,989
Gross total	**107,685**	86,599
Analysed by currency and fixed/variable rates		
Fixed rate[(a)]		
Singapore dollar	**10,597**	7,941
Hong Kong dollar	**614**	633
US dollar	**1,513**	229
Others	**2,827**	820
Sub-total	**15,551**	9,623
Variable rate[(b)]		
Singapore dollar	**32,050**	27,671
Hong Kong dollar	**25,398**	24,309
US dollar	**23,009**	15,068
Others	**11,677**	9,928
Sub-total	**92,134**	76,976
Gross total	**107,685**	86,599

(a) Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans

(b) Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates

The table below shows the movements in specific and general allowances during the year for the Group:

In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Net write-off during the year	Exchange and other movements	Balance at 31 December
	2007				
Specific allowances					
Manufacturing	163	118	(127)	–	154
Building and construction	41	(11)	(11)	–	19
Housing loans	54	(26)	5	–	33
General commerce	131	4	(8)	–	127
Transportation, storage and communications	12	(8)	–	–	4
Financial institutions, investment and holding companies	32	(28)	5	–	9
Professionals and private individuals (except housing loans)	46	25	(34)	–	37
Others	85	18	(29)	(21)	53
Total specific allowances	564	92	(199)	(21)	436
General allowances					
Manufacturing	107	32	–	–	139
Building and construction	108	21	–	–	129
Housing loans	250	(116)	–	–	134
General commerce	88	11	–	–	99
Transportation, storage and communications	77	35	–	–	112
Financial institutions, investment and holding companies	85	39	–	–	124
Professionals and private individuals (except housing loans)	79	18	–	–	97
Others	92	(4)	–	(17)	71
Total general allowances	886	36	–	(17)	905
Total allowances	1,450	128	(199)	(38)	1,341

In $ millions	2006 Balance at 1 January	Charge/ (Write-back) to income statement	Net write-off during the year	Exchange and other movements	Balance at 31 December
Specific allowances					
Manufacturing	219	38	(94)	–	163
Building and construction	30	13	(2)	–	41
Housing loans	63	(6)	(3)	–	54
General commerce	142	39	(50)	–	131
Transportation, storage and communications	13	–	(1)	–	12
Financial institutions, investment and holding companies	36	(5)	1	–	32
Professionals and private individuals (except housing loans)	61	37	(52)	–	46
Others	72	43	(15)	(15)	85
Total specific allowances	636	159	(216)	(15)	564
General allowances					
Manufacturing	83	24	–	–	107
Building and construction	89	19	–	–	108
Housing loans	249	1	–	–	250
General commerce	85	3	–	–	88
Transportation, storage and communications	69	8	–	–	77
Financial institutions, investment and holding companies	80	5	–	–	85
Professionals and private individuals (except housing loans)	71	8	–	–	79
Others	125	1	–	(34)	92
Total general allowances	851	69	–	(34)	886
Total allowances	1,487	228	(216)	(49)	1,450

21 FINANCIAL INVESTMENTS

In $ millions	The Group 2007	2006
Available-for-sale		
Quoted other government securities and treasury bills	**2,248**	2,858
Quoted corporate debt securities	**12,216**	15,343
Quoted equity securities	**1,987**	1,996
Unquoted equity securities	**442**	298
Less: Impairment allowances	**138**	164
Available-for-sale financial investments	**16,755**	20,331
Loans and receivables		
Corporate debt securities	**2,720**	1,957
Less: Impairment allowances	**293**	27
Loans and receivables financial investments	**2,427**	1,930
Total	**19,182**	22,261
Market value of quoted securities	**18,921**	22,137

In $ millions	The Group 2007	2006
Analysed by industry		
Manufacturing	**1,005**	545
Building and construction	**1,664**	1,019
General commerce	**266**	121
Transport, storage and communications	**787**	830
Financial institutions, investment and holding companies	**10,579**	13,521
Government	**2,248**	2,858
Others	**2,633**	3,367
Total carrying value	**19,182**	22,261

The table below shows the movements in impairment allowances during the year for the Group:

In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Write-off during the year	Exchange and other movements	Balance at 31 December
2007					
Available-for-sale					
Quoted corporate debt securities	**41**	**–**	**–**	**(9)**	**32**
Quoted equity securities	**–**	**270**	**(270)**	**–**	**–**
Unquoted equities securities	**123**	**(8)**	**(7)**	**(2)**	**106**
Available-for-sale financial investments	**164**	**262**	**(277)**	**(11)**	**138**
Loans and receivables					
Corporate debt securities	**27**	**273**	**(6)**	**(1)**	**293**
Total	**191**	**535**	**(283)**	**(12)**	**431**
2006					
Available-for-sale					
Quoted corporate debt securities	55	(12)	(2)	–	41
Quoted equity securities	–	13	(13)	–	–
Unquoted equities securities	103	9	6	5	123
Available-for-sale financial investments	158	10	(9)	5	164
Loans and receivables					
Corporate debt securities	64	(42)	(1)	6	27
Total	222	(32)	(10)	11	191

22 SECURITIES PLEDGED

In $ millions	The Group 2007	The Group 2006
Securities pledged		
Singapore Government securities and treasury bills	**268**	317
Other government securities and treasury bills	**3,629**	2,549
Corporate debt securities	**218**	–
Total securities pledged[a]	**4,115**	2,866
Related liabilities	**3,711**	2,451

(a) Included financial assets at fair value through profit or loss of $1,662 million (2006: $1,483 million)

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice.

23 SUBSIDIARIES

In $ millions	The Company 2007	The Company 2006
Unquoted equity shares, at cost	**6,726**	6,726
Due from subsidiaries	**22**	201
Total	**6,748**	6,927

Refer to Note 53 for details of significant subsidiaries.

24 JOINT VENTURES

The Group's share of income and expenses, and assets and liabilities of joint ventures at 31 December are as follows:

In $ millions	The Group 2007	2006
Income statement		
Share of income	**83**	43
Share of expenses	**(72)**	(37)
Balance sheet		
Share of total assets	**829**	540
Share of total liabilities	**716**	463

Refer to Note 53 for details of significant joint ventures.

25 INVESTMENTS IN ASSOCIATES

In $ millions	The Group 2007	2006
Unquoted		
Cost	**92**	57
Share of post acquisition reserves	**69**	52
Less: Impairment allowances	**42**	28
Sub-total	**119**	81
Quoted		
Cost	**1,290**	1,275
Goodwill written off	**(837)**	(837)
Net exchange translation adjustments	**(9)**	(46)
Share of post acquisition reserves	**152**	130
Sub-total	**596**	522
Total	**715**	603
Market value – quoted associates	**1,244**	1,160

The Group's share of income and expenses, and assets and liabilities of associates at 31 December are as follows:

In $ millions	The Group 2007	2006
Income statement		
Share of income	**444**	368
Share of expenses	**(344)**	(301)
Balance sheet		
Share of total assets	**6,018**	4,133
Share of total liabilities	**5,070**	3,563

Refer to Note 53 for details of significant associates.

26 GOODWILL ON CONSOLIDATION

Set out below is the carrying value of the Group's goodwill arising from acquisition of subsidiaries and joint ventures as at 31 December, after an assessment for impairment is performed:

In $ millions	The Group 2007	2006
Balance at 1 January	**5,840**	5,803
Acquisition of a subsidiary and a joint venture	–	39
Exchange differences	**2**	(2)
Balance at 31 December	**5,842**	5,840

Goodwill arising from acquisition of subsidiaries is allocated to the Group's cash-generating units as follows:

In $ millions	As at 31 December 2007	2006
DBS Bank (Hong Kong) Limited	**5,649**	5,649
DBS Vickers Securities Holdings Pte Ltd	**154**	154
Cholamandalam DBS Finance Limited	**33**	31
Primefield Company Pte Ltd	**6**	6
Total	**5,842**	5,840

Key assumptions used for value-in-use calculations:

	DBS Bank (Hong Kong) Limited	DBS Vickers Securities Holdings Pte Ltd
Growth rate	4.5%	4.0%
Discount rate	9.5%	9.0%

The recoverable amounts are determined based on a value-in-use calculation. These calculations use cash flow projections based on financial budgets and forecasts approved by senior management covering a five-year period, taking into account projected regulatory capital requirements. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated above. The growth rates do not exceed the long-term average growth rate for the market in which the businesses operate. Management believes that any reasonably possible change to the key assumptions applied is not likely to cause the recoverable amounts to be lower than the carrying amounts.

27 PROPERTIES AND OTHER FIXED ASSETS

In $ millions	Properties	The Group Other fixed assets[(a)]	Total
2007			
Cost			
Balance at 1 January	**1,404**	**700**	**2,104**
Additions	**6**	**190**	**196**
Disposals	**(53)**	**(212)**	**(265)**
Write-off	**(79)**	**–**	**(79)**
Exchange differences	**(39)**	**(16)**	**(55)**
Balance at 31 December	**1,239**	**662**	**1,901**
Less: Accumulated depreciation			
Balance at 1 January	**133**	**296**	**429**
Depreciation charge	**27**	**99**	**126**
Disposals	**(16)**	**(181)**	**(197)**
Exchange differences	**(6)**	**(10)**	**(16)**
Balance at 31 December	**138**	**204**	**342**
Less: Allowances for impairment	**25**	**–**	**25**
Net book value at 31 December	**1,076**	**458**	**1,534**
Market value at 31 December	**1,706**	**–**	**–**
2006			
Cost			
Balance at 1 January	1,790	628	2,418
Additions	29	210	239
Disposals	(337)	(121)	(458)
Exchange differences	(78)	(17)	(95)
Balance at 31 December	1,404	700	2,104
Less: Accumulated depreciation			
Balance at 1 January	164	280	444
Depreciation charge	32	98	130
Disposals	(57)	(79)	(136)
Exchange differences	(6)	(3)	(9)
Balance at 31 December	133	296	429
Less: Allowances for impairment	194	–	194
Net book value at 31 December	1,077	404	1,481
Market value at 31 December	1,468	–	–

(a) Refers to computer hardware, software, office equipment, furniture and fittings and other fixed assets

Movements in allowances for impairment of properties during the year are as follows:

In $ millions	The Group 2007	 2006
Balance at 1 January	**194**	312
Write-back to income statement	**(86)**	(71)
Disposals	**(1)**	(39)
Write-off	**(79)**	–
Exchange and other movements	**(3)**	(8)
Balance at 31 December	**25**	194

27.1 The net book value of PWC Building, being property held for the purpose of generating rental income, was $460 million as at 31 December 2007 (2006: $390 million). Its fair value was independently appraised at $706 million (2006: $390 million).

28 DEFERRED TAX ASSETS/LIABILITIES

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

In $ millions	The Group 2007	 2006
Deferred tax assets	**25**	20
Deferred tax liabilities	**(172)**	(137)
Total	**(147)**	(117)

The movement in deferred tax is as follows:

In $ millions	The Group 2007	 2006
Balance at 1 January	**(117)**	(7)
Credit/(Charge) to income statement	**28**	(66)
Charge to equity	**(58)**	(44)
Balance at 31 December	**(147)**	(117)

Deferred income tax assets and liabilities are attributable to the following items:

In $ millions	The Group 2007	2006
Deferred income tax assets		
Allowances for losses	**87**	78
Other temporary differences	**51**	30
Sub-total	**138**	108
Deferred income tax liabilities		
Accelerated tax depreciation	**(118)**	(121)
Available-for-sale investments/ cash flow hedge	**(165)**	(104)
Other temporary differences	**(2)**	–
Sub-total	**(285)**	(225)
Total	**(147)**	(117)

29 OTHER ASSETS

In $ millions	The Group 2007	2006
Accrued interest receivable	**1,180**	1,136
Deposits and prepayments	**272**	298
Clients' monies receivable from securities business	**774**	885
Sundry debtors and others	**3,645**	2,160
Total	**5,871**	4,479

30 DUE TO NON-BANK CUSTOMERS

In $ millions	The Group 2007	2006
Analysed by currency		
Singapore dollar	**79,170**	65,927
US dollar	**25,244**	21,374
Hong Kong dollar	**24,776**	21,698
Others	**16,178**	13,093
Total	**145,368**	122,092
Analysed by product		
Savings accounts	**51,278**	47,491
Current accounts	**16,144**	14,109
Fixed deposits	**74,520**	57,707
Other deposits	**3,426**	2,785
Total	**145,368**	122,092

31 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2007	2006
Trading		
Other debt securities in issue (Note 31.1)	**2,588**	2,951
Due to non-bank customers		
– structured investments	**5,725**	6,436
– others	**1,138**	270
Payable in respect of short sale of securities	**4,157**	3,564
Other financial liabilities	**1,017**	674
Sub-total	**14,625**	13,895
Fair value designated[(a)]		
Due to non-bank customers		
– structured investments	**1,341**	2,575
Other debt securities in issue (Note 31.2)	**2,276**	3,238
Sub-total	**3,617**	5,813
Total	**18,242**	19,708

(a) Changes in the fair value of the financial liabilities designated at fair value through profit or loss are attributable mainly to equity, interest and currency risk changes. The remaining change that is not attributable to changes in market conditions that give rise to market risk is considered not significant. Unrealised gain for the fair value designated liabilities amount to $119 million at 31 December 2007 (2006: $177 million)

31.1 Other debt securities in issue (Trading)

Details of other debt securities issued and outstanding at 31 December 2007 are as follows:

In $ millions			The Group	
Type	Issue Date	Maturity Date	2007	2006
Issued by the Bank				
Equity linked notes	2 Sep 2003 to 31 Dec 2007	2 Jan 2008 to 21 May 2014	**845**	723
Credit linked notes	15 Nov 2001 to 27 Dec 2007	14 Jan 2008 to 20 Jun 2016	**1,192**	1,528
Interest linked notes	12 Aug 2003 to 21 Dec 2007	28 Jan 2008 to 3 Dec 2019	**531**	643
Exchange linked notes	16 Jan 2007 to 14 Sep 2007	22 Jan 2008 to 25 Mar 2008	**20**	57
Total			**2,588**	2,951
Due within 1 year			**628**	863
Due after 1 year			**1,960**	2,088
Total			**2,588**	2,951

31.2 Other debt securities in issue (Fair value designated)

	The Group	
In $ millions	2007	2006
Negotiable certificate of deposits	**80**	149
Other debt securities	**2,196**	3,089
Total	**2,276**	3,238
Due within 1 year	**763**	1,605
Due after 1 year	**1,513**	1,633
Total	**2,276**	3,238

Details of negotiable certificate of deposits issued and outstanding at 31 December 2007 are as follows:

In $ millions				The Group	
Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	2007	2006
Issued by other subsidiaries					
HK$406m	3-mth HIBOR* 0% to +0.01%, payable quarterly	10 Jan 2005 to 30 Mar 2005	8 Apr 2008 to 6 Apr 2010	**75**	133
US$3m	3-mth LIBOR**, payable quarterly	30 Mar 2005	7 Apr 2008	**5**	16
Total				**80**	149

* *HIBOR: Hong Kong Interbank Offer Rate*
** *LIBOR: London Interbank Offer Rate*

Details of other debt securities issued and outstanding at 31 December 2007 are as follows:

In $ millions Type	Issue Date	Maturity Date	The Group 2007	2006
Issued by the Bank				
Credit linked notes	29 Jun 2005 to 28 Dec 2007	22 Feb 2008 to 28 Mar 2012	**884**	474
Exchange linked notes	29 Dec 2006	17 Jan 2007	**–**	3
Stapled notes with non-voting redeemable preference shares and fixed rate notes (Note (a))	13 Sep 2006 to 13 Dec 2006	15 Nov 2007 to 30 Dec 2007	**–**	1,263
Issued by other subsidiaries				
Equity linked notes	21 Mar 2005 to 10 Nov 2006	10 Nov 2009 to 10 Nov 2011	**46**	50
Credit linked notes	9 Oct 2003 to 5 Sep 2007	9 Oct 2008 to 5 Sep 2014	**1,229**	1,268
Secured asset-backed medium term notes (Note (b))	30 Nov 2001	25 Apr 2008	**37**	31
Total			**2,196**	3,089

(a) The notes consist of non-voting redeemable preference shares and fixed rate notes which were issued and stapled together. The notes expired in 2007.

(b) The notes issued by New Heights Investment Limited would be redeemed at a fixed interest rate on the maturity provided that there is no occurrence of a credit event. If there is an occurrence of a credit event, the issuer of the note will deliver bonds or loans or their market value in cash terms to the holder of the notes. The notes are secured on deposits equivalent to the issue price, a series of credit default swaps whereby the issuer sells credit protection, and cross currency swaps.

32 OTHER LIABILITIES

In $ millions	The Group 2007	2006
Sundry creditors	**3,738**	2,911
Cash collaterals received in respect of valuation shortfalls on derivative portfolios	**567**	539
Interest payable	**631**	593
Valuation reserves	**237**	195
Loss allowances for off-balance sheet credit exposures	**132**	126
Clients' monies payable in respect of securities business	**629**	796
Other payables	**1,284**	1,517
Total	**7,218**	6,677

The table below shows the movements in loss allowances for off-balance sheet credit exposures during the year for the Group:

In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Write-off during the year	Exchange and other movements	Balance at 31 December
2007					
Contingent liabilities	**83**	**8**	–	–	**91**
Commitments	**43**	**(2)**	**–**	**–**	**41**
Total	**126**	**6**	**–**	**–**	**132**
2006					
Contingent liabilities	65	18	–	–	83
Commitments	30	13	–	–	43
Total	95	31	–	–	126

33 DAY ONE PROFIT

Included in the valuation reserves disclosed under Note 32 are the following reserves relating to deferred day one profit, which arise from financial instruments measured using valuation techniques for which not all the inputs are observable in the market:

In $ millions	The Group 2007	2006
Balance at 1 January	**19**	3
Deferral of profit on new transactions	**8**	18
Recognised in the income statement during the year through amortisation	**(6)**	(2)
Balance at 31 December	**21**	19

34 OTHER DEBT SECURITIES IN ISSUE

In $ millions	The Group 2007	2006
Negotiable certificate of deposits	**216**	536
Other debt securities	**983**	3,414
Total	**1,199**	3,950
Due within 1 year	**960**	3,682
Due after 1 year	**239**	268
Total	**1,199**	3,950

Details of negotiable certificate of deposits issued and outstanding at 31 December 2007 are as follows:

In $ millions Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	The Group 2007	2006
Issued by the Bank					
TWD2,100m	2.20% to 2.23%, payable on maturity	29 Oct 2007 to 4 Dec 2007	29 Jan 2008 to 11 Mar 2008	**93**	42
INR250m	8.15%, payable on maturity	28 Sep 2007	31 Jan 2008	**9**	–
Issued by other subsidiaries					
HK$436m	3-mth HIBOR* +0.01% to +0.07%, payable quarterly	30 Nov 2004 to 31 May 2005	7 Jun 2007 to 7 Dec 2007	**–**	86
HK$350m	2.60% to 2.66%, payable quarterly	3 Feb 2005 to 16 Feb 2005	14 Feb 2008 to 23 Feb 2008	**65**	147
HK$267m	3.38% to 4.12%, payable yearly	27 May 2005 to 3 Mar 2006	3 Jun 2008 to 9 Mar 2009	**49**	261
Total				**216**	536

* *HIBOR: Hong Kong Interbank Offer Rate*

Details of other debt securities issued and outstanding at 31 December 2007 are as follows:

In $ millions			The Group	
Type	Issue Date	Maturity Date	2007	2006
Issued by the Bank				
Stapled notes with non-voting redeemable preference shares and fixed rate notes (Note (a))	11 Dec 2007	12 Dec 2008	**636**	2,023
Issued by other subsidiaries/joint ventures				
Equity linked notes	29 Nov 2007 to 20 Dec 2007	7 Jan 2008 to 22 Jan 2008	**1**	2
Asset-backed short term notes (AUD654 million at 6.24% to 6.38% payable at maturity and $349 million at 3.38% to 3.44% payable at maturity) (Note (b))	10 Oct 2006 to 29 Dec 2006	3 Jan 2007 to 21 Mar 2007	**–**	1,141
Redeemable non-convertible debentures (Note (c))				
– Fixed rate at 7.85% to 12.00%	24 Apr 2006 to 31 Oct 2007	25 Feb 2008 to 30 Apr 2013	**243**	73
– Floating rate at INBMK* +0.50% to +1.30%	3 Mar 2005 to 31 Jul 2006	3 Mar 2008 to 31 Jul 2009	**23**	36
– Floating rate at MIBOR** +0.30% to +2.18%	27 Dec 2004 to 30 Nov 2007	22 Feb 2008 to 31 Jul 2009	**80**	87
Commercial paper (INR1.5 billion discounted at 7.39% to 8.20%)	1 Sep 2006 to 30 Nov 2006	28 Feb 2007 to 17 Apr 2007	**–**	52
Total			**983**	3,414

* *INBMK: Indian Benchmark*

** *MIBOR: Mumbai Interbank Offer Rate*

(a) The notes issued by the Bank consist of non-voting redeemable preference shares and fixed rate notes which are issued and stapled together. The payments at maturity can be either dividends and nominal interest, or full interest on issue value of the stapled securities. The non-voting redeemable preference shares are classified as liabilities instead of shareholders' equity in accordance with the substance of the transaction.

(b) The notes were issued by Red Orchid Secured Assets Limited. The short-dated notes were secured by a debenture creating a first fixed and floating charge over property, assets, rights and undertakings of the issuer. The notes expired in 2007.

(c) The notes were issued by Cholamandalam DBS Finance Limited, a joint venture. The medium-term debentures amounting to INR25.2 billion (2006: INR1.7 billion) are secured on a pari passu by way of specific charge on assets under hypothecation, hire-purchase assets and immovable property.

35 SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiaries of the Group are classified as liabilities in accordance with FRS 32. Certain of these instruments qualify as Tier 2 capital for capital adequacy purposes. These subordinated term debts are junior long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

In $ millions				The Group	
Face Value		Issue Date	Maturity Date	2007	2006
Issued by the Bank					
US$750m	7.88% Subordinated Notes (Note 35.1)	10 Aug 1999	10 Aug 2009	**1,120**	1,204
US$500m	7.88% Subordinated Notes (Note 35.2)	15 Apr 2000	15 Apr 2010	**767**	808
US$850m	7.13% Subordinated Notes (Note 35.3)	15 May 2001	15 May 2011	**1,292**	1,341
US$750m	5.00% Subordinated Notes callable with step-up in 2014 (Note 35.4)	1 Oct 2004	15 Nov 2019	**1,075**	1,116
US$900m	Floating Rate Subordinated Notes callable with step-up in 2016 (Note 35.5)	16 Jun 2006	15 Jul 2021	**1,298**	1,379
S$500m	4.47% Subordinated Notes callable with step-up in 2016 (Note 35.6)	11 Jul 2006	15 Jul 2021	**500**	500
US$500m	5.13% Subordinated Notes callable with step-up in 2012 (Note 35.7)	15 May 2007	16 May 2017	**739**	–
US$1,500m	Floating Rate Subordinated Notes callable with step-up in 2012 (Note 35.8)	15 May 2007	16 May 2017	**2,163**	–
Issued by other subsidiary					
US$262m	7.75% Fixed Rate Subordinated Notes (Note 35.9)	24 Jan 1997	24 Jan 2007	**–**	401
Total				**8,954**	6,749
Due within 1 year				**–**	401
Due after 1 year				**8,954**	6,348
Total				**8,954**	6,749

35.1 Interest is payable semi-annually on 10 February and 10 August commencing 10 February 2000. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 1.05% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.2 Interest is payable semi-annually on 15 April and 15 October commencing 15 October 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.96% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.3 Interest is payable semi-annually on 15 May and 15 November commencing 15 November 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.25% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.4 Interest is payable semi-annually on 15 May and 15 November commencing 15 May 2005. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 0.61% via interest rate swaps. If the notes are not called at the tenth year, the interest rate steps up and will be reset at six-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.5 Interest is payable quarterly on 15 January, 15 April, 15 July and 15 October commencing 15 October 2006. Interest on the notes will be paid initially at three-month LIBOR + 0.61%. If the notes are not called at the tenth year, the interest rate steps up and will be set at three-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.6 Interest is payable semi-annually on 15 January and 15 July commencing 15 January 2007. If the notes are not called at the tenth year, the interest rate steps up and will be reset at a floating rate per annum equal to six-month Singapore Swap Offer Rate + 1.58% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.7 Interest is payable semi-annually on 16 May and 16 November commencing 16 November 2007. The fixed rate funding has been converted to floating rate at three-month LIBOR + 0.22% via interest rate swaps. If the notes are not called at the fifth year, the interest rate steps up and will be set at three-month LIBOR + 1.22% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.8 Interest is payable quarterly on 16 February, 16 May, 16 August and 16 November commencing 16 August 2007. Interest on the notes will be paid initially at three-month LIBOR + 0.22%. If the notes are not called at the fifth year, the interest rate steps up and will be set at three-month LIBOR + 1.22% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.9 Interest was payable semi-annually on 24 January and 24 July, commencing 24 July 1997. The notes matured in 2007.

36 SHARE CAPITAL AND TREASURY SHARES

During the financial year, pursuant to the DBSH Share Option Plan, the Company issued 6,951,829 (2006: 12,977,688) ordinary shares, fully paid in cash upon the exercise of the options granted. The newly issued shares rank pari passu in all respects with the previously issued shares. The movements in number of ordinary shares and CPS are as follows:

Share capital	**The Company**	
Number of shares (millions)	**2007**	**2006**
Balance at 1 January	**1,577**	1,564
Exercise of share options	**7**	13
Balance at 31 December	**1,584**	1,577
The balance includes the following:		
1,517,786,862 (2006: 1,510,835,033) ordinary shares	**1,518**	1,511
120,436 (2006: 120,436) non-voting CPS	**#**	#
66,475,374 (2006: 66,475,374) non-voting redeemable CPS	**66**	66
Total	**1,584**	1,577

 # Amount under $500,000

The non-voting CPS and non-voting redeemable CPS enjoy the same dividend rate paid on ordinary shares except that the dividend payable is subject to maximum of $0.30 per annum.

Movements in carrying amount of share capital and treasury shares are as follows:

		The Group	
In $ millions	**Issued share capital**	**Share premium**	**Treasury shares**
Balance at 1 January 2007	**4,042**	**–**	**(111)**
Exercise of share options	**106**	**–**	**–**
Share buy-back during the year	**–**	**–**	**(27)**
Draw-down of reserves upon vesting of performance shares	**–**	**–**	**36**
Reclassification of reserves upon exercise of share options	**16**	**–**	**–**
Balance at 31 December 2007	**4,164**	**–**	**(102)**
Balance at 1 January 2006	1,564	2,269	(117)
Exercise of share options	165	7	–
Effects of Companies (Amendment) Act 2005	2,304	(2,276)	–
Draw-down of reserves upon vesting of performance shares	–	–	6
Reclassification of reserves upon exercise of share options	9	–	–
Balance at 31 December 2006	4,042	–	(111)

As at 31 December 2007, the number of treasury shares held by the Group is 4,933,401 (2006: 5,285,596), which is 0.33% (2006: 0.31%) of the total number of issued shares excluding treasury shares.

Movements in the number of treasury shares are as follows:

Number of shares	The Company 2007	The Company 2006
Balance at 1 January	**5,285,596**	5,595,956
Vesting of performance shares	**(1,752,195)**	(310,360)
Share buy-back during the year	**1,400,000**	–
Balance at 31 December	**4,933,401**	5,285,596

37 OTHER RESERVES

37.1 Other reserves

In $ millions	The Group 2007	The Group 2006	The Company 2007	The Company 2006
Available-for-sale revaluation reserves	**901**	414	–	–
General reserves	**2,453**	2,423	–	–
Capital reserves	**(12)**	(11)	–	–
Share option and share plan reserves	**67**	85	**37**	53
Others	**4,271**	4,271	–	–
Total	**7,680**	7,182	**37**	53

Movements in other reserves during the year are as follows:

The Group

In $ millions	Available-for-sale revaluation reserves	Cash flow hedge reserves	General reserves[a]	Capital reserves[b]	Capital redemption reserves[c]	Share option and share plan reserves	Other reserves[d]	Total
Balance at 1 January 2007	**414**	–	**2,423**	**(11)**	–	**85**	**4,271**	**7,182**
Appropriation from income statement[e]	–	–	**30**	–	–	–	–	**30**
Net exchange translation adjustments	–	–	–	**(38)**	–	–	–	**(38)**
Share of associates' capital reserves	–	–	–	**37**	–	–	–	**37**
Cost of share-based payments	–	–	–	–	–	**34**	–	**34**
Draw-down of reserves upon vesting of performance shares	–	–	–	–	–	**(36)**	–	**(36)**
Reclassification of reserves upon exercise of share options	–	–	–	–	–	**(16)**	–	**(16)**
Available-for-sale:								
– net valuation taken to equity	**940**	–	–	–	–	–	–	**940**
– transferred to income statement on sale	**(395)**	–	–	–	–	–	–	**(395)**
– tax on items taken directly to or transferred from equity	**(58)**	–	–	–	–	–	–	**(58)**
Balance at 31 December 2007	**901**	–	**2,453**	**(12)**	–	**67**	**4,271**	**7,680**

In $ millions	Available-for-sale revaluation reserves	Cash flow hedge reserves	General reserves[a]	Capital reserves[b]	Capital redemption reserves[c]	Share option and share plan reserves	Other reserves[d]	Total
	The Group							
Balance at 1 January 2006	111	23	2,362	(26)	28	72	4,271	6,841
Effects of Companies (Amendment) Act 2005	–	–	–	–	(28)	–	–	(28)
Appropriation from income statement	–	–	61	–	–	–	–	61
Net exchange translation adjustments	–	–	–	(6)	–	–	–	(6)
Share of associates' capital reserves	–	–	–	21	–	–	–	21
Cost of share-based payments	–	–	–	–	–	28	–	28
Draw-down of reserves upon vesting of performance shares	–	–	–	–	–	(6)	–	(6)
Reclassification of reserves upon exercise of share options	–	–	–	–	–	(9)	–	(9)
Available-for-sale/cash flow hedge:								
– net valuation taken to equity	454	(29)	–	–	–	–	–	425
– transferred to income statement on sale	(101)	–	–	–	–	–	–	(101)
– tax on items taken directly to or transferred from equity	(50)	6	–	–	–	–	–	(44)
Balance at 31 December 2006	414	–	2,423	(11)	–	85	4,271	7,182

In $ millions	Capital redemption reserves[c]	Share option and share plan reserves	Total
	The Company		
Balance at 1 January 2007	–	**53**	**53**
Cost of share-based payments	–	**#**	**#**
Reclassification of reserves upon exercise of share options	–	**(16)**	**(16)**
Balance at 31 December 2007	–	**37**	**37**
Balance at 1 January 2006	28	49	77
Effects of Companies (Amendment) Act 2005	(28)	–	(28)
Cost of share-based payments	–	13	13
Reclassification of reserves upon exercise of share options	–	(9)	(9)
Balance at 31 December 2006	–	53	53

 # Amount under $500,000

(a) General reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non distributable unless otherwise approved by the relevant authorities. Under the Banking (Reserve Fund) (Transitional Provision) regulations 2007, which came into effect on 11 June 2007, the Bank may distribute or utilise its statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007

(b) Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, joint ventures, associates and branches, and the related foreign currency borrowings designated as a hedge

(c) Capital redemption reserves arise out of the redemption of non-voting redeemable convertible preference shares by way of capital reduction in the financial year ended 31 December 2000

(d) Other reserves relate to the share premium of the Bank prior to the restructuring of the Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on 26 June 1999

(e) Includes appropriation from prior year's income statement

37.2 Revenue reserves

In $ millions	The Group 2007	2006
Balance at 1 January	**7,562**	6,167
Share of associates' reserves	**–**	18
Net profit attributable to shareholders	**2,278**	2,269
Transfer to general reserves[a]	**(30)**	(61)
Amount available for distribution	**9,810**	8,393
Less: Final dividend on ordinary shares of $0.20 (2006: $0.17) net of tax paid for the previous financial year	**248**	203
Special dividend on ordinary shares of $0.05 (2006: $Nil) net of tax paid for the previous financial year	**62**	–
Interim dividends on ordinary shares of $0.60 (2006: $0.51) net of tax paid for the current financial year	**745**	612
Interim dividends on non-voting CPS and non-voting redeemable CPS of $0.30 (2006: $0.30) net of tax paid for the current financial year	**16**	16
Balance at 31 December	**8,739**	7,562

(a) Includes appropriation from prior year's income statement

37.3 Proposed dividend

Proposed final one-tier tax exempt dividends on ordinary shares of $0.20 per share are not accounted for in the financial statements for the year ended 31 December 2007 until they have been approved at the Annual General Meeting on 2 April 2008.

38 MINORITY INTERESTS

In $ millions	The Group 2007	2006
Preference shares issued by the Bank (Note 38.1)	**1,100**	1,100
Preference shares issued by DBS Capital Funding Corporation (Note 38.2)	**1,125**	1,196
Other subsidiaries	**452**	75
Total	**2,677**	2,371

38.1 $1,100 million 6% non-cumulative non-convertible perpetual preference shares and a liquidation preference of $100 each, was issued on 28 May 2001 by the Bank, a subsidiary of the Company, to third parties. They qualify as Tier 1 capital for the calculation of the Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of the Bank, are payable semi-annually on 15 May and 15 November at a fixed rate of 6% of the liquidation preference per annum, ending on or prior to 15 May 2011, and thereafter on 15 February, 15 May, 15 August and 15 November in each year at a floating rate per annum equal to the three-month Singapore Swap Offer Rate + 2.28%.

38.2 US$725 million 7.66% non-cumulative guaranteed preference shares, Series A, each with a liquidation preference of US$1,000 and $100 million 5.35% non-cumulative guaranteed preference shares, Series B, each with a liquidation preference of $10,000 were issued on 21 March 2001 by DBS Capital Funding Corporation, a subsidiary of the Bank.

Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on 15 March and 15 September each year at a fixed rate of 7.66% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month LIBOR + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). In computing the Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier 1 capital.

39 CONTINGENT LIABILITIES

The Group conducts business involving guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Guarantees and performance bonds are generally written by the Group to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

In $ millions	The Group 2007	2006
Guarantees on account of customers	**8,455**	6,909
Endorsements and other obligations on account of customers		
– Letters of credit	**4,770**	4,495
– Others	**1,366**	708
Other contingent items	**65**	75
Total	**14,656**	12,187
Analysed by industry		
Manufacturing	**2,836**	2,414
Building and construction	**898**	778
General commerce	**2,653**	2,576
Transportation, storage and communications	**1,091**	940
Financial institutions, investment and holding companies	**4,441**	3,227
Professionals and private individuals (except housing loans)	**150**	180
Others	**2,587**	2,072
Total	**14,656**	12,187

39.1 The Bank, a wholly-owned subsidiary of the Company, has existing outsourcing agreements for the provision of information technology and related support to the Group's operations in Singapore, Hong Kong and China. There are various termination clauses in the agreements that could require the Group to pay termination fees on early termination of the contract or part thereof. The termination fees are stipulated in the agreements and are determined based on the year when the agreements or part thereof are terminated.

39.2 Included in "Other contingent items" at 31 December 2007, is an amount of $65 million (2006: $75 million), representing the termination fee payable by the Bank should a distribution agreement be terminated prematurely prior to December 2011.

40 COMMITMENTS

The Group's commitments at 31 December comprised the following:

In $ millions	The Group 2007	2006
Loans and other facilities		
– Undrawn credit facilities	**91,182**	85,520
– Undisbursed commitments in securities	**132**	88
Sub-total	**91,314**	85,608
Operating lease commitments[(a)]	**907**	417
Capital commitments	**84**	40
Total	**92,305**	86,065

(a) The Group has operating lease commitments for which the payments will be determined in the future based on the prevailing market rates in accordance with the lease agreements. The related amounts have not been included

Undrawn commitments on loans and other facilities analysed by industry	2007	2006
Manufacturing	**12,618**	11,630
Building and construction	**6,567**	4,825
Housing loans	**2,633**	2,571
General commerce	**9,418**	9,579
Transportation, storage and communications	**7,085**	5,372
Financial institutions, investment and holding companies	**22,516**	23,727
Professionals and private individuals (except housing loans)	**17,663**	15,218
Others	**12,814**	12,686
Total	**91,314**	85,608

41 FINANCIAL DERIVATIVES

Financial derivatives are financial instruments whose characteristics are derived from underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following sections outline the nature and terms of the most common types of derivatives used by the Group.

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date.

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate futures are typically exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Interest rate options give the buyer on payment of a premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds, instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Exchange rate contracts
Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency options give the buyer, on payment of a premium, the right but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Equity-related contracts
Equity options provide the buyer, on payment of a premium, the right but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

Equity swaps involve the exchange of a set of payments whereby one of these payments is based on an equity-linked return while the other is typically based on interest reference rate.

Credit-related contracts
Credit default swaps involve the transfer of credit risk of a reference asset from the protection buyer to the protection seller. The protection buyer makes one or more payments to the seller in exchange for an undertaking by the seller to make a payment to the buyer upon a predefined credit event.

Commodity-related contracts
Commodity contracts are agreements between two parties to exchange cash flows which are dependent on the price of the underlying physical assets.

Commodity options give the buyer the right but not the obligation to buy or sell a specific amount of commodity at an agreed contract price on or before a specified date.

41.1 Trading derivatives
Most of the Group's derivatives relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities are entered into principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. Trading includes market making, positioning and arbitraging activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitraging involves identifying and profiting from price differentials of the same product in different markets or the same economic factor in different products.

41.2 Hedging derivatives
The accounting treatment of the hedge derivative transactions varies according to the nature of the hedge and whether the hedge meets the specified criteria to qualify for hedge accounting. Derivatives transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes.

The Group's fair value hedges consist principally of interest rate swaps used for managing interest rate gaps.

For the year ended 31 December 2007, the gain on the hedging instruments was $41 million (2006: gain of $51 million). The total loss on hedged items attributable to the hedged risk amounted to $44 million (2006: loss of $48 million). The ineffectiveness arising from hedges of net investments in foreign operations is insignificant.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and hedging purposes. The notional or contractual amounts of these instruments reflect the volume of transactions outstanding at balance sheet date, and do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Positive replacement value" or "Negative replacement value" respectively.

The following table shows an analysis of the Group's derivatives financial instruments at 31 December:

In $ millions	2007 Underlying notional	2007 Year-end positive replacement values	2007 Year-end negative replacement values	2006 Underlying notional	2006 Year-end positive replacement values	2006 Year-end negative replacement values
Derivatives held for trading						
Interest rate derivatives						
Forward rate agreements bought	**2,858**	**–**	**3**	2,811	–	1
Forward rate agreements sold	**4,705**	**4**	**–**	3,648	1	–
Interest rate swaps	**863,065**	**5,560**	**5,256**	705,248	3,923	3,819
Financial futures bought	**19,459**	**11**	**3**	21,430	–	11
Financial futures sold	**20,316**	**4**	**9**	20,104	12	1
Interest rate options bought	**2,986**	**41**	**–**	5,858	48	–
Interest rate options sold	**7,055**	**–**	**67**	6,757	–	45
Interest rate futures options bought	**1,730**	**2**	**–**	2,956	–	–
Interest rate futures options sold	**996**	**–**	**3**	6,253	–	–
Interest rate caps/floors bought	**10,180**	**62**	**–**	14,101	108	–
Interest rate caps/floors sold	**15,968**	**–**	**108**	14,019	–	161
Sub-total	**949,318**	**5,684**	**5,449**	803,185	4,092	4,038
Foreign exchange ("FX") derivatives						
FX contracts	**460,467**	**2,602**	**2,393**	315,797	1,727	1,469
Currency swaps	**58,937**	**1,829**	**1,432**	48,782	942	766
Currency options bought	**100,613**	**1,082**	**–**	64,841	532	–
Currency options sold	**100,494**	**–**	**1,056**	64,073	–	519
Sub-total	**720,511**	**5,513**	**4,881**	493,493	3,201	2,754
Equity derivatives						
Equity options bought	**5,765**	**376**	**12**	3,801	248	–
Equity options sold	**5,256**	**1**	**316**	5,279	–	344
Equity swaps	**2,406**	**82**	**232**	1,849	45	81
Sub-total	**13,427**	**459**	**560**	10,929	293	425
Credit derivatives						
Credit default swaps	**117,205**	**1,089**	**1,318**	60,112	479	529
Sub-total	**117,205**	**1,089**	**1,318**	60,112	479	529
Commodity derivatives						
Commodity contracts	**934**	**33**	**43**	215	1	–
Commodity options bought	**1,642**	**128**	**–**	482	8	–
Commodity options sold	**2,011**	**–**	**175**	494	–	16
Sub-total	**4,587**	**161**	**218**	1,191	9	16
Total derivatives held for trading	**1,805,048**	**12,906**	**12,426**	1,368,910	8,074	7,762
Derivatives held for hedging						
Interest rate swaps held for fair value hedge	**6,372**	**177**	**78**	6,227	135	84
FX contracts held for fair value hedge	**508**	**2**	**8**	254	–	5
FX contracts held for hedge of net investment	**1,430**	**34**	**15**	709	2	14
Currency swaps held for hedge of net investment	**2,649**	**–**	**27**	2,816	4	8
Total derivatives held for hedging	**10,959**	**213**	**128**	10,006	141	111
Total derivatives	**1,816,007**	**13,119**	**12,554**	1,378,916	8,215	7,873

42 CASH AND CASH EQUIVALENTS

In $ millions	The Group 2007	2006
Cash on hand (Note 17)	**1,007**	988
Non-restricted balances with central banks (Note 17)	**14,946**	8,302
Trading Singapore Government securities and treasury bills (Note 18)	**3,568**	3,319
Trading other government securities and treasury bills (Note 19)	**2,752**	2,509
Total	**22,273**	15,118

43 SHARE-BASED COMPENSATION PLANS

43.1 DBSH Share Ownership Scheme

The DBSH Share Ownership Scheme is a fund set up to hold units of the Company's ordinary shares. All employees with at least one year of service and who are not participating in the DBSH Share Option Plan or DBSH Share Plan are eligible.

Under the Scheme, participants and the Group contribute up to 10% and 5% of monthly base salary respectively to buy units of the Company's ordinary shares. Amounts contributed by the Group under the Scheme are recognised as employee benefits when paid.

	Ordinary shares			
	Number		Market value In $ millions	
	2007	2006	2007	2006
Balance at 1 January	**2,922,829**	3,507,829	**65**	58
Balance at 31 December	**2,993,829**	2,922,829	**62**	65

43.2 DBSH Share Option Plan

Under the DBSH Share Option Plan (the "Option Plan"), options to subscribe for the Company's ordinary shares may be granted to Group executives who hold the rank of Vice President (or equivalent) and above and selected employees below the rank of Vice President (or equivalent).

The exercise price of the granted options is equal to the average of the last dealt prices for the Company's shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd, for the three consecutive trading days immediately preceding the date of the grant.

These share options vest over a period in accordance with a vesting schedule determined by the Compensation and Management Development Committee, and are exercisable after the first anniversary of the date of the grant up to the date of expiration of the options.

During the current and previous financial years, there were no awards granted to eligible employees under the Option Plan.

The following table sets out the movement of the unissued ordinary shares of the Company under outstanding options, the weighted average exercise prices and expiration dates.

	2007		2006	
	Unissued number of ordinary shares under outstanding options	Weighted average exercise price ($)	Unissued number of ordinary shares under outstanding options	Weighted average exercise price ($)
Balance at 1 January	**25,014,807**	**15.21**	39,474,281	14.87
Movements during the year:				
– Granted	**–**	**–**	–	–
– Exercised	**(6,951,829)**	**15.25**	(12,977,688)	13.98
– Forfeited	**(286,305)**	**15.35**	(1,481,786)	16.95
Balance at 31 December	**17,776,673**	**15.29**	25,014,807	15.21
Additional information:				
Outstanding options exercisable at 31 December	**17,007,753**	**15.30**	20,987,537	15.28
Weighted average remaining contractual life of options outstanding at 31 December	**4.5 years**		5.9 years	
Range of exercise price of options outstanding at 31 December	**$10.40 to $22.33**		$10.40 to $22.33	

In 2007, 6,951,829 options (2006: 12,977,688) were exercised at their contractual exercise prices. During the year, the average market price of the Company's shares was $21.88 (2006: $18.24).

43.3 DBSH Share Plan (previously known as DBSH Performance Share Plan)

Under the DBSH Share Plan (the "Share Plan"), the Company's ordinary shares may be granted to Group executives who hold such rank as may be determined by the Committee appointed to administer the Share Plan from time to time.

Where performance-based awards are granted, participants are awarded shares of the Company, their equivalent cash value or a combination of both, when prescribed Group performance targets are met over a three-year performance period.

At an Extraordinary General Meeting held on 30 March 2006, the shareholders of the Company approved alterations to the Share Plan to *(inter alia)* permit the granting of time-based awards. Such time-based awards would operate like restricted share awards in that such awards will only vest after the satisfactory completion of time-based service conditions. Where time-based awards are granted, participants are awarded shares of the Company, their equivalent cash value or a combination of both as part of their deferred bonus.

Since the inception of the Share Plan, no awards have been cash-settled under the Share Plan.

For performance-based awards, the shares will vest three years after the date of grant following completion of the prescribed performance period, provided the prescribed performance targets are met. A time-based award comprises two elements, namely, the main award and the "kicker" award. The shares comprised in the "kicker" award constitute twenty percent of the shares comprised in the main award. Fifty percent of the shares comprised in the main award will vest two years after the date of grant. The remainder fifty percent of the shares comprised in the main award, together with the shares comprised in the "kicker" award, will vest three years after the date of grant. In the case of both performance-based awards and time-based awards, the fair value of the shares awarded are computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the vesting period. At each balance sheet date, the Group revises its estimates of the number of shares expected to vest based on non-market vesting conditions and the corresponding adjustments are made to the income statement and Share Plan reserves.

The following table sets out the movement of shares granted pursuant to the Share Plan for the financial year ended 31 December 2007 and their fair values at grant date. No performance-based awards were granted in 2007.

(Number of shares)	March 2007 grant	March 2006 grant
Balance at 1 January 2007	**Not applicable**	3,375,690
Granted in 2007	**2,193,471**	Not applicable
Forfeited in 2007	**(165,149)**	(718,220)
Balance at 31 December 2007	**2,028,322**	2,657,470
Fair value per share at grant date	**$23.00**	$16.20

43.4 DBSH Employee Share Plan

The DBSH Employee Share Plan (the "ESP") caters to all employees of the Group who are not eligible to participate in the DBSH Share Option Plan, the DBSH Share Plan or other equivalent plans.

Under the ESP, eligible employees are awarded ordinary shares of the Company, their equivalent cash value or combinations of both when prescribed Group performance targets and/or time based conditions are met. The ESP awards are granted at the absolute discretion of the Compensation and Management Development Committee.

Since the inception of the ESP, no awards have been cash-settled under the ESP.

During the current and previous financial years, no performance-based awards have been granted to eligible employees under the ESP.

Time-based awards were granted in 2007. The time-based awards operate like restricted share awards in that such awards will only vest after the satisfactory completion of time-based service conditions. Under such awards, the shares will vest at fifty percent two years after the date of grant and the remainder fifty percent three years after the date of grant. The fair value of the shares awarded are computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the vesting period. At each balance sheet date, the Group revises its estimates of the number of shares expected to vest based on non-market vesting conditions and the corresponding adjustments are made to the income statement and Share Plan reserves.

The following table sets out the movement of shares granted pursuant to the ESP for the financial year ended 31 December 2007 and their fair values at grant date.

(Number of shares)	March 2007 grant
Balance at 1 January 2007	**Not applicable**
Granted in 2007	**80,200**
Forfeited in 2007	**(13,350)**
Balance at 31 December 2007	**66,850**
Fair value per share at grant date	**$23.00**

44 RELATED PARTY TRANSACTIONS

44.1 Transactions between the Company and its subsidiaries, including consolidated special purpose entities, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

44.2 During the financial year, the Group had banking transactions with related parties, consisting of associates, joint ventures, directors and key management personnel of the Group. These included the taking of deposits and extension of credit card and other loan facilities. These transactions were made in the ordinary course of business and carried out at arms-length commercial terms, and are not material.

In addition, directors and key management personnel received remuneration for services rendered during the financial year. Non-cash benefits including performance shares were also granted.

44.3 Total compensation paid to Company directors and key management personnel[(a)], as well as fees paid to Company directors and directors of subsidiaries are as follows:

In $ millions	The Group 2007	2006
Short-term benefits	**54**	51
Post-employment benefits	**#**	#
Share-based payments	**8**	7
Total	**62**	58
Comprise amounts[(b)] paid to:		
– Company directors	**21**	11
– Directors of subsidiaries	**14**	19
– Key management personnel	**27**	28
Total	**62**	58
Fees of Company directors	**2**	2
Fees of subsidiaries' directors	**#**	#
Total compensation and fees	**64**	60

 # Amount under $500,000
(a) Refers to members of the Management Committee, excluding members who are also the Company directors, but including key personnel who has authority and responsibility in planning the activities and direction of Group
(b) Includes cash bonus based on amount accrued during the year, to be paid in the following year

44.4 Share options granted to Company directors and key management personnel

No share options were granted to Company directors and key management personnel during the financial year. The outstanding number of share options granted to Company directors and key management personnel at the end of the financial year were 888,225 and 1,736,150 (2006: 888,225 and 1,127,550) respectively.

44.5 Performance shares granted to Company directors and key management personnel

During the financial year, 251,578 and 462,016 (2006: 240,740 and 271,390) awards in respect of DBSH ordinary shares were granted to Company directors and key management personnel respectively.

45 FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE

For financial assets and liabilities not carried at fair value on the financial statements, the Group has ascertained that their fair values were not materially different from the carrying amounts at year-end. The basis of arriving at their fair values is as follows:

(a) Cash and balances with central banks and Due from banks

The estimated fair value of placements is based on the discounted cash flows using the prevailing money market interest rates for placements with similar credit risk and remaining maturity.

(b) Financial investments

For equities where market price information is not available, fair value has been estimated by reference to the net tangible asset backing of the investee. Unquoted equities of $160 million as at 31 December 2007 (2006: $133 million) were stated at cost because the fair values cannot be reliably estimated using valuation techniques supported by observable market data. The Group intends to dispose of the financial instruments through trade sale.

(c) Loans and advances to customers

The estimated fair value of loans and advances to customers is based on discounted cash flows using the relevant market interest rates and credit spread by product types.

(d) Due to banks and Due to non-bank customers

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings is based on discounted cash flows using prevailing interest rates with similar remaining maturity.

(e) Other debt securities issued and bills payable

The fair value of other debt securities issued and bills payable approximates their carrying amounts due to their short tenor.

(f) Subordinated term debts

The estimated fair value of subordinated term debts is based on a discounted cash flow model using a current yield curve appropriate for the remaining term to maturity.

46 RISK GOVERNANCE

Under the Group's risk governance framework, the Board of Directors, through the Board Risk Management Committee, oversees the establishment of a robust enterprise-wide risk management policies and processes. Where necessary, the Group sets risk appetite limits to guide risk-taking.

Management is accountable to the Board for ensuring the effectiveness of risk management and adherence to risk appetite limits. To provide risk oversight, senior management risk committees are mandated to focus on specific risk areas. These oversight committees are the Business Support and Controls Committee, the Group Market Risk Committee, the Group Credit Risk Committee, the Group Asset and Liability Committee, the Group Operational Risk Committee and the Group Commitments and Conflicts Committee.

On a day-to-day basis, business units have primary responsibility for risk management. In partnership with the business units, independent control functions provide senior management with a timely assessment of key risk exposures and the associated management responses. These units also recommend risk appetite and control limits for approval in line with the Group's risk governance framework.

47 CREDIT RISK

Credit risk is the potential earnings volatility caused by obligors' inability to fulfill their contractual debt obligations. Senior management sets the overall direction and policy for managing credit risk at the enterprise level. In so doing, it directs the risk appetite and underwriting activities for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. The Core Credit Risk Policy and the accompanying supplemental policies sets forth the principles by which the Group conducts its credit risk underwriting activities. The Group Credit Risk Committee serves as the executive forum for overseeing various aspects of credit risk taking including framework, limit management, policies, processes, methodologies and systems.

Exposure to credit risks arises from lending, sales and trading as well as derivative activities. Lending exposures are typically represented by the notional value or principal amount of on balance sheet financial instruments. Financial guarantees and standby letters of credit, which represent undertakings that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans even though they are of contingent nature. Documentary and commercial letters of credit, which are undertakings by the Group on behalf of a customer, are usually collateralised by the underlying shipments of goods to which they relate and therefore exhibit different risk characteristics from direct borrowing. Commitments to extend credit include unused portions of loan commitments, guarantees or letters of credit. The majority of unused commitments are contingent upon customers observing or meeting certain credit terms and conditions.

The credit exposure of derivative transactions is based on the positive mark-to-market value to the Group, which in general is only a fraction of the derivative contract or notional amount used to express the volume of instruments. This credit exposure, together with potential exposures from market movements, is managed as part of the overall lending limits to the counterparties. Credit exposures on these instruments are usually unsecured, except where the Group enters into collateralised margin transactions with counterparties. The Group currently uses the current exposure method for the purpose of providing capital for such counterparty exposures. Internally, the Group measures counterparty credit exposure using the mark-to-market exposure with an appropriate add-on for future potential exposures.

The risk management of the exposures is conducted through credit granting process which includes the assessment of repayment likelihood and the establishment of appropriate credit limits. The Group uses various internal and external risk rating systems (credit scorecards, customer risk grading and bureau score) to control the level of credit risk accepted by the Group. Business units and credit approvers have the responsibility to ensure that credits are properly assessed and classified. Business units also assume the responsibility to ensure all crucial information is included in the application for the purpose of assessment and approval.

The Group adopts a multi-level credit approval process requiring loan approval at successively higher levels and/or committees (as delegated) depending on, among other things, the size and nature of the proposed transactions. Exposures are monitored against credit limits and other control limits (such as large exposures and concentration limits) by credit management units at the transaction and the portfolio levels, as appropriate.

In addition to the consideration of the primary recourse to the obligor for the credit risk underwritten, the employment of various credit risk mitigation techniques such as appropriate credit structuring, and posting of collateral and/or third party support as well as the use of credit derivatives to hedge or transfer risk to other third parties form an integral part of the credit risk management process. Some specific mitigation measures are outlined below:

Collateral

Where possible, the Group takes collateral as a secondary recourse to the borrower. Collaterals include cash, marketable securities, properties, trade receivables, inventory and equipment and other physical and financial collateral. The Group may also take fixed and floating charges on assets of borrowers. It has put in place policies which governs the determination of eligibility of various collaterals to be considered for credit risk mitigation which includes the minimum operational requirements that are required for the specific collateral to be considered as effective risk mitigants. For collateral taken for global financial market operations, the collateral is marked to market on a mutually agreed period with the respective counterparties. For collateral taken for commercial banking, the collateral is revalued periodically ranging from daily to annually, depending on the type of collateral. Whilst real estate properties constitute the largest percentage of the collateral assets, the Group generally considers the collateral assets to be diversified.

Master netting arrangements
The Group further manages its credit exposure by entering into master netting arrangements with counterparties where it is appropriate and feasible to do so. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities as transactions are usually accounted for individually on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

Other risk mitigating factors
In addition, the Group also uses guarantees, credit derivatives and credit insurance as credit risk mitigating factors. Whilst the Group may accept guarantees from any counterparty, it sets a threshold internally for considering guarantors to be eligible for credit risk mitigation. Credit derivatives are used as credit risk mitigating factors mainly in structured transactions and for global financial market operations.

47.1 Maximum exposure to credit risk

The maximum exposure to credit risk is limited to the amounts on the balance sheet as well as commitments to extend credit, without taking into account the fair value of any collateral and master netting arrangements. The table below shows the maximum exposure to credit risk for the components of the balance sheet:

	The Group	
In $ millions	**2007**	**2006**
Cash and balances with central banks (excluding cash on hand)	**17,557**	10,858
Singapore Government securities and treasury bills	**15,433**	12,843
Due from banks	**23,304**	25,273
Financial assets at fair value through profit or loss		
Other government securities and treasury bills	**2,752**	2,509
Corporate debt securities	**11,914**	10,474
Loans and advances to customers	**2,088**	1,481
Other financial assets	**1,260**	1,242
Positive replacement values	**13,119**	8,215
Loans and advances to customers	**106,344**	85,149
Financial investments		
Other government securities and treasury bills	**2,248**	2,858
Corporate debt securities	**14,611**	17,232
Securities pledged		
Singapore Government securities and treasury bills	**268**	317
Other government securities and treasury bills	**3,629**	2,549
Corporate debt securities	**218**	–
Other assets	**5,871**	4,479
Sub-total	**220,616**	185,479
Contingent liabilities	**14,656**	12,187
Commitments	**91,182**	85,520
Total credit exposure	**326,454**	283,186

47.2 Loans and advances to customers

Loans and advances to customers are summarised as follows:

In $ millions	The Group 2007	2006
Loans and advances to customers		
Neither past due nor impaired (i)	**104,909**	83,744
Past due but not impaired (ii)	**1,608**	1,395
Impaired (iii)	**1,168**	1,460
Total gross loans	**107,685**	86,599

(i) Loans and advances neither past due nor impaired, analysed by loan grading and industry

The credit quality of the portfolio of loans and advances that are neither past due nor impaired can be assessed by reference to the loan gradings in MAS Notice to Banks No. 612 "Credit Files, Grading and Provisioning".

In $ millions	Passed	The Group Special mention	Total
2007			
Manufacturing	**12,186**	**904**	**13,090**
Building and construction	**12,544**	**502**	**13,046**
Housing loans	**27,953**	**327**	**28,280**
General commerce	**8,794**	**472**	**9,266**
Transportation, storage and communication	**10,609**	**177**	**10,786**
Financial institutions, investments and holding companies	**10,591**	**1,378**	**11,969**
Professionals and private individuals (except housing loans)	**7,954**	**62**	**8,016**
Others	**9,627**	**829**	**10,456**
Total	**100,258**	**4,651**	**104,909**
2006			
Manufacturing	9,256	1,059	10,315
Building and construction	9,505	545	10,050
Housing loans	26,313	283	26,596
General commerce	7,318	354	7,672
Transportation, storage and communication	7,553	89	7,642
Financial institutions, investments and holding companies	8,225	397	8,622
Professionals and private individuals (except housing loans)	6,437	16	6,453
Others	6,306	88	6,394
Total	80,913	2,831	83,744

(ii) Loans and advances past due but not impaired, analysed by past due period and industry

In $ millions	Up to 30 days past due	30 -59 days past due	60 -90 days past due	Total
2007				
Manufacturing	**202**	**20**	**9**	**231**
Building and construction	**177**	**2**	**22**	**201**
Housing loans	**265**	**23**	**5**	**293**
General commerce	**247**	**14**	**12**	**273**
Transportation, storage and communication	**158**	**44**	**30**	**232**
Financial institutions, investment and holding companies	**111**	**–**	**–**	**111**
Professionals and private individuals (except housing loans)	**155**	**19**	**5**	**179**
Others	**77**	**10**	**1**	**88**
Total	**1,392**	**132**	**84**	**1,608**
2006				
Manufacturing	88	10	8	106
Building and construction	82	15	3	100
Housing loans	283	20	5	308
General commerce	175	12	6	193
Transportation, storage and communication	393	31	17	441
Financial institutions, investment and holding companies	11	9	–	20
Professionals and private individuals (except housing loans)	138	12	9	159
Others	58	7	3	68
Total	1,228	116	51	1,395

(iii) Non-performing assets

The Group classifies its credit facilities in accordance with MAS Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS"). These guidelines require the Group to categorise its credit portfolios according to its assessment of a borrower's ability to repay a loan from his normal sources of income. There are five categories of loans as follows:

Performing

- Pass grades indicate that the timely repayment of the outstanding credit facilities is not in doubt.
- Special mention grades indicate that the credit facilities exhibit potential weaknesses that, if not corrected in a timely manner, may adversely affect future repayments and warrant close attention by the Group.

Classified or non-performing loans

- Substandard grades indicate that the credit facilities exhibit definable weaknesses either in respect of business, cash flow or financial position of the borrower that may jeopardise repayment on existing terms.
- Doubtful grades indicate that the credit facilities exhibit severe weaknesses such that the prospect of full recovery of the outstanding credit facilities is questionable and the prospect of a loss is high, but the exact amount remains undeterminable.
- Loss grades indicate the amount of loan recovery is assessed to be insignificant.

The Group may also apply a split classification to any credit facility where appropriate. For instance, when a non-performing loan is partially secured, the portion covered by the amount realisable from a collateral may be classified as substandard while the unsecured portion of the loan will be classified as doubtful or loss, as appropriate.

Non-performing assets by loan grading and industry

In $ millions	The Group							
	NPAs				Specific allowances[a]			
	Sub-standard	Doubtful	Loss	Total	Sub-standard	Doubtful	Loss	Total
2007								
Customer loans								
Manufacturing	**184**	**97**	**55**	**336**	**23**	**82**	**55**	**160**
Building and construction	**51**	**9**	**9**	**69**	**1**	**9**	**9**	**19**
Housing loans	**120**	**1**	**31**	**152**	**3**	**1**	**31**	**35**
General commerce	**150**	**34**	**102**	**286**	**7**	**34**	**102**	**143**
Transportation, storage and communications	**16**	**3**	**2**	**21**	**–**	**3**	**2**	**5**
Financial institutions, investment and holding companies	**54**	**–**	**–**	**54**	**8**	**–**	**–**	**8**
Professional and private individuals (except housing loans)	**84**	**9**	**33**	**126**	**13**	**9**	**33**	**55**
Others	**70**	**31**	**23**	**124**	**13**	**30**	**23**	**66**
Sub-total	**729**	**184**	**255**	**1,168**	**68**	**168**	**255**	**491**
Debt securities	**6**	**151**	**3**	**160**	**–**	**149**	**3**	**152**
Contingent items	**110**	**3**	**1**	**114**	**5**	**3**	**1**	**9**
Total	**845**	**338**	**259**	**1,442**	**73**	**320**	**259**	**652**
2006								
Customer loans								
Manufacturing	144	119	51	314	20	99	51	170
Building and construction	63	11	33	107	6	11	33	50
Housing loans	173	2	49	224	5	2	49	56
General commerce	203	40	93	336	15	38	93	146
Transportation, storage and communications	14	10	1	25	1	10	1	12
Financial institutions, investment and holding companies	136	1	36	173	10	1	36	47
Professional and private individuals (except housing loans)	86	13	43	142	12	10	43	65
Others	67	42	30	139	11	38	30	79
Sub-total	886	238	336	1,460	80	209	336	625
Debt securities	21	–	15	36	–	–	15	15
Contingent items	32	5	–	37	4	5	–	9
Total	939	243	351	1,533	84	214	351	649

(a) NPAs and specific allowances for customer loans each included $55 million (2006: $61 million) in interest receivables

Non-performing assets by region

In $ millions	The Group NPAs	Specific allowances
2007		
Singapore	**579**	**245**
Hong Kong	**419**	**174**
Rest of Greater China	**80**	**28**
South and Southeast Asia	**148**	**45**
Rest of the World	**216**	**160**
Total	**1,442**	**652**
2006		
Singapore	840	366
Hong Kong	363	151
Rest of Greater China	68	20
South and Southeast Asia	156	77
Rest of the World	106	35
Total	1,533	649

Non-performing assets by past due period

	The Group	
In $ millions	2007	2006
Not overdue	**542**	413
< 90 days past due	**255**	332
91-180 days past due	**94**	128
> 180 days past due	**551**	660
Total	**1,442**	1,533

Restructured non-performing assets

Loans are classified as restructured loans when the Group grants concessions to a borrower because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule. A restructured credit facility is classified into the appropriate non-performing grade depending on the assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. Such loans are not returned to the performing status until there are reasonable grounds to conclude that the borrower will be able to service all future principal and interest payments on the credit facility in accordance with the restructured terms.

In $ millions	The Group NPAs	Specific allowances
2007		
Substandard	**168**	**27**
Doubtful	**25**	**23**
Loss	**38**	**38**
Total	**231**	**88**
2006		
Substandard	218	29
Doubtful	66	48
Loss	42	42
Total	326	119

Restructured loans returned to the performing status but are still under concessions as at 31 December 2007 and 31 December 2006 are not material.

47.3 Credit quality of Singapore Government securities and treasury bills, financial assets at fair value through profit or loss, and financial investments

The table below presents an analysis of Singapore Government securities and treasury bills, financial assets at fair value through profit or loss, and financial investments for the Group by rating agency designation at 31 December:

		Financial assets at fair value through profit or loss					Financial investments		
In $ millions External rating	Singapore Government securities and treasury bills (1)	Other government securities and treasury bills (2)	Corporate debt securites (3)	Loans and advances to customer (4)	Other financial assets (due from banks) (5)	Total (6)=(2+3+4+5)	Other government securities and treasury bills (7)	Corporate debt securities (8)	Total (9)=(7+8)
2007									
AAA	**15,433**	**357**	**1,236**	**–**	**–**	**1,593**	**309**	**1,692**	**2,001**
AA- to AA+	**–**	**100**	**1,995**	**–**	**–**	**2,095**	**114**	**3,510**	**3,624**
A- to A+	**–**	**372**	**3,909**	**–**	**–**	**4,281**	**1,296**	**4,705**	**6,001**
Lower than A-	**–**	**1,006**	**3,619**	**–**	**–**	**4,625**	**148**	**2,080**	**2,228**
Unrated	**–**	**917**	**1,155**	**2,088**	**1,260**	**5,420**	**381**	**2,624**	**3,005**
Total	**15,433**	**2,752**	**11,914**	**2,088**	**1,260**	**18,014**	**2,248**	**14,611**	**16,859**
2006									
AAA	12,843	264	666	–	–	930	1,400	3,006	4,406
AA- to AA+	–	212	1,233	–	–	1,445	119	4,792	4,911
A- to A+	–	38	4,463	–	–	4,501	1,020	5,216	6,236
Lower than A-	–	595	3,159	–	–	3,754	124	2,033	2,157
Unrated	–	1,400	953	1,481	1,242	5,076	195	2,185	2,380
Total	12,843	2,509	10,474	1,481	1,242	15,706	2,858	17,232	20,090

47.4 Repossessed collateral

As and when required, the Group will take possession of collaterals it holds as securities and will dispose them as soon as practicable, with the proceeds used to reduce the outstanding indebtedness. Repossessed collaterals are classified in the balance sheet as other assets. The amount of such other assets for 2007 and 2006 are not material.

47.5 Concentration risk

The Group's risk management processes aim to ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposures are monitored against these limits, and appropriate actions are taken if limits are breached.

Cross-border exposures

At 31 December 2007, the Group had exposures to various countries where net exposure exceeded 1% of the Group's total assets. The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

The Group's exposures exceeding 1% of the Group total assets as at 31 December are as follows:

In $ millions Assets in	Loans and debt securities Banks (1)	Central banks and Government securities (2)	Non-banks[a] (3)	Investments (4)	Total exposure Amount (5)=(1+2+3+4)	As a % of Total assets (6)
2007						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	**2,003**	**2,231**	**29,130**	**225**	**33,589**	**14.4**
China	**2,688**	**584**	**6,377**	**783**	**10,432**	**4.5**
South Korea	**7,498**	**1,415**	**1,257**	**–**	**10,170**	**4.4**
United Kingdom	**4,609**	**21**	**2,995**	**92**	**7,717**	**3.3**
India	**3,246**	**968**	**2,289**	**802**	**7,305**	**3.1**
Germany	**3,469**	**1,047**	**946**	**1**	**5,463**	**2.3**
United States	**873**	**351**	**3,528**	**395**	**5,147**	**2.2**
Indonesia	**576**	**835**	**3,500**	**8**	**4,919**	**2.1**
Australia	**2,850**	**–**	**1,722**	**39**	**4,611**	**2.0**
Taiwan	**190**	**1,900**	**1,865**	**–**	**3,955**	**1.7**
Total	**28,002**	**9,352**	**53,609**	**2,345**	**93,308**	**40.0**
2006						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	1,761	2,486	27,953	138	32,338	16.4
South Korea	6,506	684	1,664	–	8,854	4.5
United States	1,689	657	3,827	449	6,622	3.4
China	1,990	118	4,174	239	6,521	3.3
India	2,980	671	1,810	438	5,899	3.0
United Kingdom	2,829	188	2,391	42	5,450	2.8
Germany	3,174	670	1,423	4	5,271	2.7
Australia	2,976	6	1,474	52	4,508	2.3
Netherlands	2,978	16	849	9	3,852	2.0
Indonesia	389	1,461	1,737	12	3,599	1.8
Total	27,272	6,957	47,302	1,383	82,914	42.2

(a) Non-bank loans include loans to government and quasi-government entities

48 MARKET RISK

48.1 Trading market risk

Trading market risk arises from the impact on trading positions of changes in:

- Foreign exchange rates;
- Commodity prices;
- Equity prices;
- Interest rate yields and credit spreads.

It also includes the impact from changes in the correlations and volatilities of the above risk factors.

The Group manages trading market risk in the course of market-making, structuring and packaging products for investors and other clients, as well as to benefit from market opportunities.

The Group's policies and processes for managing trading market risk are approved by senior management and comprise the following elements:

- Trading book policy and valuation framework;
- Types of market risk to be covered, and the risk metrics and methodologies to be used to capture such risks;
- Roles and responsibilities of relevant functions in managing trading market risks;
- Determination of the Group's trading market risk appetite by the Board of Directors and allocation of risk limits to risk-takers;
- Independent monitoring of market risk appetite and control limits;
- Assurance of valuation models and validation of risk models; and
- New product process through which risk issues are identified and addressed before a new product is launched.

The Group Market Risk Committee serves as the executive forum for overseeing various aspects of market risk taking including framework, limit management, policies, processes, methodologies and systems.

The principal market risk appetite measures for trading market risk are Value-at-Risk (VaR) and stress loss. This is complemented at the level of risk-taking units level by more granular risk and loss limits such as risk sensitivity-based limits and management action triggers to measure and control trading exposures.

The Group's trading VaR methodology uses a historical simulation approach (at a 99% confidence level over a one-day holding period, using a 2-year historical observation period) to forecast the Group's trading market risk. The Group computes VaR daily for each trading business unit and location, and at the Group level. VaR is back-tested against the profit and loss of the trading book in line with policy in order to monitor its predictive power.

Although VaR provides valuable insights, no single risk measure can capture all aspects of trading market risk. To complement the VaR measure, regular stress testing is carried out.

The following table shows the period-end, average, high and low VaR for trading market risk:

		The Group 1 Jan 2007 to 31 Dec 2007		
In $ millions	As at 31 Dec 2007	Average	High	Low
Total	**22**	**16**	**28**	**6**

		The Group 1 Jan 2006 to 31 Dec 2006[(a)]		
In $ millions	As at 31 Dec 2006	Average	High	Low
Total	10	16	28	8

(a) Prior to 1 September 2006, the Group used a parametric methodology for VaR. The same confidence interval and holding period were applied under parametric VaR and the VaR estimates are hence on a comparable basis between the two methodologies

48.2 Non-trading market risk

Non-trading market risk arises from changes in foreign exchange rates, interest rates and equity prices. Non-trading market risk arises in the course of (a) the Group's management of funds arising from banking intermediation and (b) the Group's banking business and investments; specifically, from mismatches in the interest rate profile of assets and liabilities, from the effect of exchange rate movements on the Group's earnings, capital accounts and investments denominated in foreign currencies and from the effect of changes in equity prices on the carrying value of investments in major stakes.

To optimise its income and balance sheet management, the Group deploys funds in debt securities, equities and funds or in the interbank market. Derivatives may be used to hedge non-trading market risk. An Investment Framework governs the Group's investment of its surplus funds. The Framework requires these investments to be subject to Board and senior management limits on the portfolio size, credit quality, and product and sector concentrations. The market risk arising in the course of managing surplus funds comprises interest rate and equity price risks. These risks are monitored using risk sensitivity measures and valuation action triggers.

Senior management committees oversee non-trading market risk and allocate core limits to regional/local Asset and Liability Committees ("ALCOs") in the different countries and ensure that the consolidated exposures of the Group are within prudent levels. Regional/local ALCOs are responsible for managing the risks in their respective areas of responsibility, including the setting of operational limits and guidelines to refine risk management, consistent with the Asset and Liability Management Policy.

Below is an assessment of the sensitivity of market risks on non-trading positions. The actual results may differ from the sensitivity impact as the Group manages factors such as changes in volumes, margins (for interest rate risk) and future business strategies, the impact of which is not captured in the sensitivity assessment.

Interest rate risk

Interest rate risk arising from mismatches in the interest rate profile of assets and liabilities has several aspects: basis risk arising from different interest rate benchmarks, interest rate re-pricing risk, yield curve risks and embedded optionality. This risk is subject to the Asset and Liability Management Policy. To monitor this risk, the Group uses various tools, including re-pricing gap reports, sensitivity analyses and income scenario simulations.

The Group manages and monitors interest rate sensitivity of its non-trading positions by various currencies. The estimated change from non-trading positions for major currencies (SGD, HKD and USD) as at 31 December 2007 assuming a 25 basis point increase in interest rates was an increase in net interest income of $93 million (2006: $41 million) and a 25 basis point decrease in interest rates was a decrease in net interest income of $91 million (2006: $46 million). The estimated economic value sensitivity for other major non-trading positions in EUR, JPY and USD as at 31 December 2007 assuming a 25 basis point parallel shift in general interest rates for these currencies was $23 million (2006: $33 million).

Currency risk

Foreign currency loans and investments in fundable currencies are generally funded in the same foreign currencies. However, positions arising from investments in currencies which have high hedging costs or which are illiquid or controlled, will be reviewed by senior management and may be managed with alternative strategies (e.g. with non-deliverable forwards) or left unhedged. This foreign exchange risk is subject to the Group's Structural Foreign Exchange Policy and is monitored using foreign exchange net open position reports.

The consolidated position across all currencies is set out in Note 48.4 below. Considering that other risk variables remain constant, the foreign currency revaluation sensitivity for the Group on its non-trading unhedged positions as at 31 December 2007 is summarised below:

	The Group	
In $ million	**Change in currency rate in %**	**Revaluation sensitivity**
2007		
HKD	**+10%**	**+6**
	-10%	**-6**
USD	**+10%**	**#**
	-10%	**#**
Others	**+10%**	**+67**
	-10%	**-67**
2006		
HKD	+10%	+5
	-10%	-5
USD	+10%	+8
	-10%	-8
Others	+10%	+78
	-10%	-78

 # Amount under $500,000

Equity risk

Equity price risk arises from the impact of changes in equity prices on equity positions arising from the Group's management of funds arising from banking intermediation and the Group's investment in major stakes. Decisions concerning such investments are taken at Board or senior management level in light of diverse considerations.

Considering that other risk variables remain constant, the table below summarises the impact on the carrying amount of equity instruments as at 31 December 2007 should there be a change in equity market prices:

	The Group	
	Change in equity market prices	**Sensitivity of equity**
2007	**+10%**	**224**
	-10%	**(224)**
2006	+10%	210
	-10%	(210)

48.3 Interest rate repricing gap risk

Interest rate risk is the risk that the value of a financial instrument or the interest income of a portfolio will fluctuate due to changes in market interest rates. Examples of financial assets and liabilities which have fixed or floating interest rate exposure include debt securities, loans and derivatives.

The following tables summarise the Group's assets and liabilities across the banking and trading books at carrying amounts as at 31 December, categorised by the earlier of contractual repricing or maturity dates. Actual dates may differ from contractual dates owing to prepayments and the exercise of options. It should also be noted that any representation of interest rate risk at a specific date offers only a snapshot of the risks taken by the Group, since the position is being actively managed and can vary significantly on a daily basis.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2007								
Cash and balances with central banks	**1,136**	**2,445**	**7,647**	**4,131**	**–**	**–**	**3,205**	**18,564**
Due from banks	**5,464**	**2,165**	**4,413**	**6,914**	**688**	**3,297**	**363**	**23,304**
Financial assets at fair value through profit or loss	**1,214**	**2,840**	**3,724**	**1,556**	**3,231**	**5,449**	**1,529**	**19,543**
Other securities[(a)]	**902**	**3,047**	**6,308**	**7,148**	**4,787**	**14,215**	**2,323**	**38,730**
Loans and advances to customers	**31,586**	**32,902**	**17,695**	**13,656**	**4,812**	**4,708**	**985**	**106,344**
Other assets[(b)]	**–**	**–**	**–**	**–**	**–**	**–**	**27,106**	**27,106**
Total assets	**40,302**	**43,399**	**39,787**	**33,405**	**13,518**	**27,669**	**35,511**	**233,591**
Due to banks	**3,632**	**6,533**	**3,990**	**1,167**	**–**	**78**	**64**	**15,464**
Due to non-bank customers	**86,981**	**31,972**	**14,765**	**10,308**	**196**	**1,146**	**–**	**145,368**
Financial liabilities at fair value through profit or loss	**2,090**	**1,656**	**2,525**	**1,667**	**2,725**	**7,292**	**287**	**18,242**
Other liabilities[(c)]	**1,608**	**651**	**731**	**1,784**	**1,193**	**2,239**	**14,199**	**22,405**
Subordinated term debts	**–**	**–**	**–**	**3,461**	**1,887**	**3,606**	**–**	**8,954**
Total liabilities	**94,311**	**40,812**	**22,011**	**18,387**	**6,001**	**14,361**	**14,550**	**210,433**
Minority interests	**–**	**–**	**–**	**–**	**–**	**–**	**2,677**	**2,677**
Shareholders' funds	**–**	**–**	**–**	**–**	**–**	**–**	**20,481**	**20,481**
Total equity	**–**	**–**	**–**	**–**	**–**	**–**	**23,158**	**23,158**
On-balance sheet interest rate gap	**(54,009)**	**2,587**	**17,776**	**15,018**	**7,517**	**13,308**	**(2,197)**	**–**
Off-balance sheet interest rate gap – Financial derivatives[(d)]	**6,590**	**7,839**	**(3,607)**	**(3,803)**	**(4,861)**	**(2,158)**	**–**	**–**
2006								
Cash and balances with central banks	1,111	1,730	2,500	3,018	–	–	3,487	11,846
Due from banks	3,500	3,371	7,761	7,371	1,255	1,139	876	25,273
Financial assets at fair value through profit or loss	652	2,258	2,032	1,604	1,461	7,689	800	16,496
Other securities[(a)]	679	1,464	6,789	7,352	8,356	11,124	2,206	37,970
Loans and advances to customers	28,624	21,760	12,459	13,216	2,659	5,061	1,370	85,149
Other assets[(b)]	–	–	–	–	–	–	20,638	20,638
Total assets	34,566	30,583	31,541	32,561	13,731	25,013	29,377	197,372
Due to banks	3,625	1,779	1,471	427	–	200	361	7,863
Due to non-bank customers	74,120	26,261	12,223	7,634	386	1,468	–	122,092
Financial liabilities at fair value through profit or loss	624	909	2,104	3,213	2,230	8,276	2,352	19,708
Other liabilities[(c)]	1,441	1,294	306	124	118	2,532	14,099	19,914
Subordinated term debts	–	401	–	1,379	1,204	3,765	–	6,749
Total liabilities	79,810	30,644	16,104	12,777	3,938	16,241	16,812	176,326
Minority interests	–	–	–	–	–	–	2,371	2,371
Shareholders' funds	–	–	–	–	–	–	18,675	18,675
Total equity	–	–	–	–	–	–	21,046	21,046
On-balance sheet interest rate gap	(45,244)	(61)	15,437	19,784	9,793	8,772	(8,481)	–
Off-balance sheet interest rate gap – Financial derivatives[(d)]	3,890	2,159	14,240	(3,179)	(11,482)	(5,628)	–	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

(d) Off-balance sheet items are represented at notional value

The table below summarises the Group's effective average interest rate[a] at 31 December by major currencies for monetary financial instruments:

	2007			2006		
	Singapore dollar, %	US dollar, %	Hong Kong dollar, %	Singapore dollar, %	US dollar, %	Hong Kong dollar, %
Assets						
Cash and balances with central banks	–	–	–	–	–	–
Due from banks	**1.20 – 2.40**	**4.46 – 5.75**	**3.94 – 4.38**	3.22 – 3.30	4.27 – 6.06	2.17 – 4.45
Financial assets at fair value through profit or loss	**3.03 – 4.37**	**4.85 – 5.33**	**5.99**	3.04 – 3.92	2.58 – 6.06	4.57
Other securities[b]	**2.13 – 2.89**	**3.39 – 5.51**	**2.14 – 5.49**	2.77 – 3.66	2.74 – 6.79	3.14 – 4.50
Loans and advances to customers	**2.25 – 5.26**	**3.45 – 7.15**	**4.46 – 12.63**	3.04 – 5.75	3.41 – 7.95	4.15 – 14.35
Liabilities						
Due to banks	**0.84 – 1.07**	**4.88 – 5.82**	**0.47**	2.71 – 2.94	5.21 – 5.40	4.29
Due to non-bank customers	**0 – 1.51**	**1.23 – 4.61**	**1.40 – 3.78**	0 – 2.05	1.97 – 5.73	1.39 – 3.68
Financial liabilities at fair value through profit or loss	**2.25**	**5.04**	**–**	2.41	4.85	–
Subordinated term debts	**4.47**	**5.00 – 7.88**	**–**	4.47	5.00 – 7.88	–

(a) Average interest rates exclude impact of hedging via financial derivatives
(b) Other securities include Singapore Government securities and treasury bills, financial investments (excludes equities) and securities pledged

48.4 Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The table below summarises the Group's assets and liabilities at carrying amounts at 31 December, categorised by currency:

In $ millions	Singapore dollar	US dollar	Hong Kong dollar	Others	Total
2007					
Cash and balances with central banks	**15,694**	**84**	**107**	**2,679**	**18,564**
Due from banks	**1,235**	**14,776**	**1,071**	**6,222**	**23,304**
Financial assets at fair value through profit or loss	**2,249**	**6,371**	**1,095**	**9,828**	**19,543**
Other securities[a]	**18,442**	**7,741**	**3,898**	**8,649**	**38,730**
Loans and advances to customers	**42,116**	**24,217**	**25,688**	**14,323**	**106,344**
Other assets[b]	**10,277**	**7,436**	**3,832**	**5,561**	**27,106**
Total assets	**90,013**	**60,625**	**35,691**	**47,262**	**233,591**
Due to banks	**2,589**	**10,129**	**145**	**2,601**	**15,464**
Due to non-bank customers	**79,170**	**25,244**	**24,776**	**16,178**	**145,368**
Financial liabilities at fair value through profit or loss	**7,063**	**7,322**	**2,086**	**1,771**	**18,242**
Other liabilities[c]	**5,975**	**7,914**	**4,369**	**4,147**	**22,405**
Subordinated term debts	**500**	**8,454**	–	**–**	**8,954**
Total liabilities	**95,297**	**59,063**	**31,376**	**24,697**	**210,433**
Minority interests	**2,677**	**–**	**–**	–	**2,677**
Shareholders' funds	**20,481**	–	**–**	**–**	**20,481**
Total equity	**23,158**	**–**	–	–	**23,158**
Net on-balance sheet position	**(28,442)**	**1,562**	**4,315**	**22,565**	**–**
Net off-balance sheet position[d]	**23,546**	**(23,772)**	**12,615**	**(12,389)**	–

In $ millions	Singapore dollar	US dollar	Hong Kong dollar	Others	Total
2006					
Cash and balances with central banks	11,496	37	68	245	11,846
Due from banks	2,617	17,441	1,167	4,048	25,273
Financial assets at fair value through profit or loss	1,925	5,321	528	8,722	16,496
Other securities[(a)]	15,974	9,768	4,105	8,123	37,970
Loans and advances to customers	34,812	15,202	24,560	10,575	85,149
Other assets[(b)]	9,434	4,809	2,845	3,550	20,638
Total assets	76,258	52,578	33,273	35,263	197,372
Due to banks	1,341	3,566	667	2,289	7,863
Due to non-bank customers	65,927	21,374	21,698	13,093	122,092
Financial liabilities at fair value through profit or loss	9,143	4,060	3,289	3,216	19,708
Other liabilities[(c)]	3,318	13,766	2,006	824	19,914
Subordinated term debts	500	6,249	–	–	6,749
Total liabilities	80,229	49,015	27,660	19,422	176,326
Minority interests	2,371	–	–	–	2,371
Shareholders' funds	18,675	–	–	–	18,675
Total equity	21,046	–	–	–	21,046
Net on-balance sheet position	(25,017)	3,563	5,613	15,841	–
Net off-balance sheet position[(d)]	21,585	(28,145)	12,344	(5,784)	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged
(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets
(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities
(d) Off-balance sheet items are represented at notional value

The table below analyses the Group's currency exposure of its net investments in overseas operations by functional currency at 31 December:

In $ millions	Net investments in overseas operations[(a)]	Financial instruments which hedge the net investments[(b)]	Remaining unhedged currency exposures
2007			
Hong Kong dollar	**3,795**	**3,731**	**64**
US dollar	**649**	**647**	**2**
Others	**2,549**	**1,880**	**669**
Total	**6,993**	**6,258**	**735**
2006			
Hong Kong dollar	3,539	3,485	54
US dollar	454	378	76
Others	1,519	740	779
Total	5,512	4,603	909

(a) Refer to investment in associates, net tangible assets of subsidiaries and joint ventures and capital funds/retained earnings of overseas branches operations
(b) Include forwards, non-deliverable forwards and borrowings used to hedge the investments

49 LIQUIDITY RISK

Liquidity risk is the potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. The Group seeks to manage its liquidity to meet its obligations under normal as well as adverse circumstances, and take advantage of arising lending and investment opportunities.

The primary tool of monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across major functional currencies. This is tested under normal and adverse market scenario conditions.

The Group ALCO and country ALCOs are the primary parties responsible for liquidity management based on guidelines approved by the Board Risk Committee.

Limits are set on maturity mismatches over books under normal and stress scenarios, liquidity ratios and deposit concentration risks. As part of the liquidity management, the Group will set limits to ensure that the funding requirements will not exceed the available funding and liquid assets available for both normal and stress scenarios.

As part of its liquidity risk management, the Group focuses on a number of components, including maintaining sufficient liquid assets, maintaining diversified sources of liquidity, preserving necessary funding capacity and contingency planning.

The table below analyses assets and liabilities of the Group at 31 December based on the remaining period at balance sheet date to the contractual maturity date.

	2007				2006			
In $ millions	**Up to 1 year**	**More than 1 year**	**No specific maturity**	**Total**	**Up to 1 year**	**More than 1 year**	**No specific maturity**	**Total**
Cash and balances with central banks	**15,521**	**1**	**3,042**	**18,564**	10,524	–	1,322	11,846
Due from banks	**19,180**	**4,124**	**–**	**23,304**	20,941	4,259	73	25,273
Financial assets at fair value through profit or loss	**5,254**	**12,760**	**1,529**	**19,543**	4,583	11,113	800	16,496
Other securities[(a)]	**12,326**	**24,081**	**2,323**	**38,730**	11,293	24,471	2,206	37,970
Loans and advances to customers	**42,851**	**63,493**	**–**	**106,344**	37,137	47,418	594	85,149
Other assets[(b)]	**1,748**	**35**	**25,323**	**27,106**	1,053	30	19,555	20,638
Total assets	**96,880**	**104,494**	**32,217**	**233,591**	85,531	87,291	24,550	197,372
Due to banks	**15,386**	**78**	**–**	**15,464**	7,306	190	367	7,863
Due to non-bank customers	**144,026**	**1,342**	**–**	**145,368**	120,238	1,854	–	122,092
Financial liabilities at fair value through profit or loss	**5,573**	**12,649**	**20**	**18,242**	8,367	11,322	19	19,708
Other liabilities[(c)]	**4,174**	**781**	**17,450**	**22,405**	5,508	1,285	13,121	19,914
Subordinated term debts	**–**	**8,954**	**–**	**8,954**	401	6,348	–	6,749
Total liabilities	**169,159**	**23,804**	**17,470**	**210,433**	141,820	20,999	13,507	176,326
Minority interests	**–**	**–**	**2,677**	**2,677**	–	–	2,371	2,371
Shareholders' funds	**–**	**–**	**20,481**	**20,481**	–	–	18,675	18,675
Total equity	**–**	**–**	**23,158**	**23,158**	–	–	21,046	21,046

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

The table below analyses assets and liabilities of the Group at 31 December based on contractual undiscounted repayment obligations.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2007								
Cash and balances with central banks	1,297	2,457	7,665	4,196	–	1	3,042	18,658
Due from banks	5,547	2,187	4,510	7,252	877	3,562	–	23,935
Financial assets at fair value through profit or loss	945	2,256	1,141	1,971	5,721	9,774	1,529	23,337
Other securities[(a)]	426	1,526	2,641	9,268	8,998	19,718	2,323	44,900
Loans and advances to customers	9,099	12,954	11,351	10,633	18,412	54,182	–	116,631
Other assets[(b)]	1,381	344	14	140	2	–	17,824	19,705
Total assets	18,695	21,724	27,322	33,460	34,010	87,237	24,718	247,166
Due to banks	3,695	6,552	4,015	1,231	51	185	–	15,729
Due to non-bank customers	87,009	32,083	14,889	10,504	209	1,152	–	145,846
Financial liabilities at fair value through profit or loss	1,120	1,018	986	2,873	4,549	9,229	20	19,795
Other liabilities[(c)]	2,537	221	321	927	400	907	11,302	16,615
Subordinated term debts	–	31	114	446	2,899	9,496	–	12,986
Total liabilities	94,361	39,905	20,325	15,981	8,108	20,969	11,322	210,971
Minority interests	–	–	–	–	–	–	2,677	2,677
Shareholders' funds	–	–	–	–	–	–	20,481	20,481
Total equity	–	–	–	–	–	–	23,158	23,158
Net liquidity gap	(75,666)	(18,181)	6,997	17,479	25,902	66,268	(9,762)	13,037

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2006								
Cash and balances with central banks	3,314	1,706	2,529	3,062	–	–	1,322	11,933
Due from banks	4,055	3,144	6,504	7,896	2,325	2,034	73	26,031
Financial assets at fair value through profit or loss	659	1,925	760	1,911	2,695	10,359	843	19,152
Other securities[(a)]	633	442	3,252	8,798	11,655	16,733	2,212	43,725
Loans and advances to customers	7,283	7,697	9,690	13,806	12,964	44,971	594	97,005
Other assets[(b)]	846	24	32	315	–	1	13,883	15,101
Total assets	16,790	14,938	22,767	35,788	29,639	74,098	18,927	212,947
Due to banks	3,089	1,836	1,934	612	–	190	367	8,028
Due to non-bank customers	74,149	26,381	12,356	7,835	395	1,479	–	122,595
Financial liabilities at fair value through profit or loss	843	649	1,637	5,607	3,486	8,752	19	20,993
Other liabilities[(c)]	1,448	1,318	441	2,356	289	1,357	8,702	15,911
Subordinated term debts	–	450	90	346	881	8,444	–	10,211
Total liabilities	79,529	30,634	16,458	16,756	5,051	20,222	9,088	177,738
Minority interests	–	–	–	–	–	–	2,371	2,371
Shareholders' funds	–	–	–	–	–	–	18,675	18,675
Total equity	–	–	–	–	–	–	21,046	21,046
Net liquidity gap	(62,739)	(15,696)	6,309	19,032	24,588	53,876	(11,207)	14,163

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged
(b) Other assets include positive replacement values of net settled derivatives, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets
(c) Other liabilities include negative replacement values of net settled derivatives, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

The balances in the above table will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

49.1 Derivatives settled on a gross basis

The table below analyses the Group's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Total
2007							
Foreign exchange derivatives							
– outflow	**39,165**	**68,406**	**96,400**	**136,078**	**25,023**	**27,204**	**392,276**
– inflow	**39,186**	**68,555**	**96,476**	**136,372**	**25,111**	**26,802**	**392,502**
2006							
Foreign exchange derivatives							
– outflow	28,793	38,283	71,994	113,825	17,554	16,538	286,987
– inflow	28,806	38,100	71,696	112,140	19,688	16,904	287,334

49.2 Contingent liabilities and commitments

The table below shows the contractual expiry by maturity of the Group's contingent liabilities and commitments:

In $ millions	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2007					
Guarantees, endorsements and other contingent items	**14,656**	**–**	**–**	**–**	**14,656**
Undrawn loan commitments and other facilities	**86,036**	**2,917**	**2,155**	**206**	**91,314**
Operating lease commitments	**129**	**175**	**138**	**465**	**907**
Capital commitments	**52**	**22**	**9**	**1**	**84**
Total	**100,873**	**3,114**	**2,302**	**672**	**106,961**
2006					
Guarantees, endorsements and other contingent items	12,187	–	–	–	12,187
Undrawn loan commitments and other facilities	78,564	2,513	3,616	915	85,608
Operating lease commitments	109	90	130	88	417
Capital commitments	22	8	7	3	40
Total	90,882	2,611	3,753	1,006	98,252

The Group expects that not all of the contingent liabilities and undrawn loan commitments will be drawn before expiry.

50 OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Framework, approved by the Board Risk Management Committee ("BRMC"), has been developed with the objective to ensure that operational risks within the Group are identified, monitored, managed and reported in a structured, systematic and consistent manner.

To manage and control operational risk, the Framework encompasses various tools including, control self-assessment ("CSA"), risk event management, key risk indicator monitoring and process risk mapping. A control self assessment scoring/rating methodology was developed to enhance management assessment of the state of control environment. Risk events, including any significant incidents that may impact the Group's reputation, are required to be reported based on certain thresholds established. Key risk indicators with pre-defined escalation triggers are employed to facilitate risk monitoring in a forward looking manner. A process risk mapping framework was developed to identify the key risks and controls of key products/services in an end-to-end transaction cycle.

A key component of the Framework is a set of Core Operational Risk Standards which provides guidance on the baseline controls to ensure a controlled and sound operating environment. Each new product or service introduced is subject to risk review and sign-off process where relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product or service. Variations of existing products or services, outsourcing and process centralization initiatives, are also subject to a similar process. Major operational risk mitigation programmes include Business Continuity Management and Global Insurance Programme. On an annual basis, the CEO provides an attestation to the Board on the state of business continuity management of the Group, including any residual risks.

The Group Operational Risk Committee ("GORC") oversees the Group's operational risk management infrastructure, including the Framework, policies, processes, information, methodologies and systems. The Committee also performs regular review of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by the Business Support and Controls Committee. Reporting to the GORC are three sub-committees which provide specific oversights on operational risk issues arising from outsourcing, technology and anti-money laundering.

51 CAPITAL MANAGEMENT

The Group's capital management policies are to diversify its sources of capital, to allocate capital efficiently, guided by the need to maintain a prudent relationship between available capital and the risks of its underlying businesses and to meet the expectations of key constituencies, including investors, regulators and rating agencies.

The capital management process, which is centrally supervised by senior management, includes periodic reviews of both the demand for and supply of capital across the Group. Overseas subsidiaries and non-banking subsidiaries of the Group may be required to comply with country-specific and industry-specific capital requirements depending on the applicable jurisdiction and industry they operate in. Available capital is allocated across competing demands, guided by the policies outlined above, and to ensure regulatory compliance. Quarterly updates are provided to the Board of Directors.

The following table sets forth details of capital resources and capital adequacy ratios for the Group. MAS Notice to Banks No. 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore" sets out the current requirements relating to the minimum capital adequacy ratios for a bank incorporated in Singapore and the methodology a bank incorporated in Singapore shall use for calculating these ratios.

In $ millions	2007	2006
Tier 1		
Share capital	**4,164**	4,042
Disclosed reserves and others	**18,040**	16,556
Less: Goodwill	**(5,845)**	(5,840)
Total	**16,359**	14,758
Tier 2		
Cumulative general allowances	**1,210**	1,033
Subordinated debts	**7,087**	5,038
Others	**75**	103
Total	**8,372**	6,174
Total capital	**24,731**	20,932
Risk-weighted assets	**184,601**	144,086
Capital adequacy ratio (%)		
Tier 1 ratio	**8.9**	10.2
Tier 2 ratio	**4.5**	4.3
Total (Tier 1 and 2) ratio	**13.4**	14.5

The Group will adopt Basel II from 1 January 2008. The Basel II capital adequacy requirements are set out in the revised MAS Notice to Banks No. 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore" dated 14 December 2007.

52 SEGMENTAL REPORTING

52.1 Business segment reporting

The business segment results are prepared based on the Group's internal management reporting reflective of the organisation's management reporting structure. The activities of the Group are highly integrated and accordingly, internal allocation has to be made in preparing the segment information. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The various business segments are described below:

Consumer Banking
Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

Enterprise Banking
Enterprise Banking provides financial services and products to small and medium-sized businesses. The products and services available to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade services and financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

Corporate and Investment Banking
Corporate and Investment Banking provides tailored financial solutions to large corporate and institutional clients. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity, and lending products.

Global Financial Markets
Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customers of other business segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective segments. Global Financial Markets also provides equity services through DBS Vickers Securities ("DBSV"). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

Central Treasury Unit
Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Central Operations
Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of the Group's associates, joint ventures and subsidiaries and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

The following table analyses the results, total assets and total liabilities of the Group by business segments:

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
2007							
Net interest income	**1,718**	**792**	**736**	**946**	**349**	**(433)**	**4,108**
Non-interest income	**688**	**395**	**552**	**78**	**16**	**326**	**2,055**
Expenses	**1,091**	**375**	**421**	**516**	**31**	**184**	**2,618**
Allowances for credit and other losses	**23**	**103**	**209**	**5**	**262**	**15**	**617**
Profit before tax	**1,292**	**709**	**658**	**516**	**72**	**(209)**	**3,038**
Total assets before goodwill	**32,148**	**22,738**	**56,569**	**84,444**	**27,930**	**3,920**	**227,749**
Goodwill on consolidation							**5,842**
Total assets							**233,591**
Total liabilities	**83,171**	**21,311**	**30,733**	**47,667**	**1,458**	**26,093**	**210,433**
Capital expenditure	**62**	**3**	**10**	**17**	**–**	**104**	**196**
Depreciation	**25**	**3**	**6**	**11**	**–**	**81**	**126**
2006							
Net interest income	1,765	736	592	595	280	(377)	3,591
Non-interest income	514	330	585	274	(64)	208	1,847
Expenses	985	338	376	411	31	228	2,369
Allowances for credit and other losses	52	119	77	(3)	(5)	(105)	135
Profit before tax	1,242	609	724	466	190	(227)	3,004
Total assets before goodwill	30,655	20,067	40,090	69,426	28,119	3,175	191,532
Goodwill on consolidation							5,840
Total assets							197,372
Total liabilities	76,237	18,827	19,733	36,114	998	24,417	176,326
Capital expenditure	50	8	37	18	3	123	239
Depreciation	29	10	7	15	6	63	130

52.2 Geographical segment reporting

Income and net profit attributable to shareholders ("Net profit") are based on the country in which the transactions are booked. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income and net profit are stated after elimination of inter-group assets and revenues.

In $ millions	Singapore	Hong Kong	The Group Rest of Greater China[c]	South and Southeast Asia[d]	Rest of the World[e]	Total
2007						
Total income	**3,942[a]**	**1,618**	**206**	**269**	**128**	**6,163**
Net profit	**1,597[a]**	**686**	**64**	**106**	**(4)**	**2,449**
Total assets before goodwill	**149,462**	**47,664**	**10,905**	**8,199**	**11,519**	**227,749**
Goodwill on consolidation						**5,842**
Total assets						**233,591**
2006						
Total income	3,424[b]	1,576[b]	147	181	110	5,438
Net profit	1,545[b]	680[b]	55	127	22	2,429
Total assets before goodwill	126,499	44,868	7,792	5,131	7,242	191,532
Goodwill on consolidation						5,840
Total assets						197,372

(a) Includes one-time allowance write-back for a Singapore property and impairment charges for a Thai investment of $209 million in 2007
(b) Includes one-time gains of $94 million in 2006 from sale of buildings in Singapore and Hong Kong
(c) Rest of Greater China includes branch, subsidiary and associate operations in Mainland China and Taiwan
(d) South and Southeast Asia includes branch, subsidiary, joint venture and associate operations in India, Indonesia, Malaysia and the Philippines
(e) Rest of the World includes branch operations in South Korea, Japan, United States of America and United Kingdom

53 LIST OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND SPECIAL PURPOSE ENTITIES

The significant operating subsidiaries in the Group are listed below:

	Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2007	Effective shareholding % 2006
	Held by the Company						
1.	DBS Bank Ltd	Retail, corporate and investment banking services	Singapore	SGD	12,096	**100**	100
	Held by the Bank						
2.	DBS Asset Management Ltd	Investment management services	Singapore	SGD	64	**100**	100
3.	DBS China Square Ltd	Property investment holding	Singapore	SGD	228	**70**	70
4.	DBS Nominees Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
5.	DBS Trustee Ltd	Trustee services	Singapore	SGD	3	**100**	100
6.	DBS Vickers Securities Holdings Pte Ltd	Investment holding	Singapore	SGD	403	**100**	100
7.	DBSN Services Pte. Ltd.	Nominee services	Singapore	SGD	#	**100**	100
8.	Primefield Company Pte Ltd***	Investment holding	Singapore	SGD	8	**100**	100
9.	The Islamic Bank of Asia Limited	Provision of Shariah compliant Islamic Banking products and services	Singapore	USD	500	**50**	–
10.	DBS Diamond Holdings Ltd	Investment holding	Bermuda	USD	4,065	**100**	100
11.	DBS Capital Funding Corporation**	Capital funding	Cayman Islands	USD	#	**100**	100
12.	DBS (China) Investment Co., Ltd*	Investment company	China	CNY	241	**100**	100

Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	In millions	Effective shareholding % 2007	2006
13. DBS Bank (China) Limited*	Retail, small and medium-sized enterprise and corporate banking services	China	CNY	4,000	**100**	–
14. DBS Asia Capital Limited*	Corporate finance and advisory services	Hong Kong	HKD	92	**100**	100
15. PT Bank DBS Indonesia*	Commercial banking and financial services	Indonesia	IDR	1,300,000	**99**	99
16. DBSAM Funds***	Collective investment scheme	Luxembourg	USD	10	**99.7**	86
17. DBS HDM Capital Management Sdn Bhd*	Investment company	Malaysia	RM	#	**50**	50
Held by other subsidiaries						
18. AXS Infocomm Pte Ltd[(a)]***	Development and operation of multimedia transactional pay phone kiosks	Singapore	SGD	14	**64.8**	64.8
19. DBS Vickers Securities (Singapore) Pte Ltd	Securities and futures broker	Singapore	SGD	50	**100**	100
20. DBS Vickers Securities Online (Singapore) Pte Ltd	Securities broker	Singapore	SGD	10	**100**	100
21. DBS Vickers Securities Online Holdings Pte Ltd	Investment holding	Singapore	SGD	46	**100**	80
22. DBS Asset Management (United States) Pte Ltd	Investment management services	Singapore	SGD	#	**100**	100
23. DBS Vickers Research (Singapore) Pte Ltd	Market research consultants	Singapore	SGD	1	**100**	100
24. DBS Vickers Securities Nominees (Singapore) Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
25. DBS Asset Management (Hong Kong) Ltd*	Investment management services	Hong Kong	HKD	13	**100**	100
26. DBS Bank (Hong Kong) Limited*	Retail, corporate and investment banking services	Hong Kong	HKD	5,200	**100**	100
27. DBS Corporate Services (Hong Kong) Limited*	Investment holding and corporate services	Hong Kong	HKD	1	**100**	100
28. DHB Limited*	Investment holding	Hong Kong	HKD	500	**100**	100
29. DBS Vickers Securities Online (HK) Limited*	Securities broker	Hong Kong	HKD	157	**100**	100
30. DBS Vickers (Hong Kong) Limited*	Securities and futures broker	Hong Kong	HKD	#	**100**	100
31. DBS Vickers Securities Nominees (Hong Kong) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
32. DBS Vickers Securities (Hong Kong) Limited	Investment holding	Hong Kong	HKD	8	**100**	100
33. Kenson Asia Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
34. Kingly Management Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
35. Ting Hong Nominees Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
36. Worldson Services Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
37. PT DBS Vickers Securities (Indonesia)*	Securities broker	Indonesia	IDR	55,000	**99**	99
38. DBS Vickers Securities (Thailand) Co. Ltd*	Securities broker	Thailand	THB	690	**100**	100
39. DHJ Management Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
40. JT Administration Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
41. Market Success Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100

Name of subsidiary	Principal activities	Country of incorporation	Currency	Share capital In millions	Effective shareholding % 2007	2006
42. Kendrick Services Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
43. Lushington Investment Limited**	Corporate shareholding services	British Virgin Islands	USD	#	**100**	100
44. Quickway Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
45. DBS Group (Hong Kong) Limited*	Investment holding	Bermuda	USD	356	**100**	100
46. DBS Vickers Securities (UK) Ltd*	Securities broker	United Kingdom	GBP	#	**100**	100
47. DBS Vickers Securities (USA), Inc*	Securities broker	United States	USD	3	**100**	100
48. DBS Trustee H.K. (Jersey) Limited*	Trustee services	Jersey	GBP	#	**100**	100

Amount under $500,000
* *Audited by Ernst & Young firms outside Singapore*
** *No statutory audit was performed for these companies as it is not mandatory under local laws and regulations*
*** *Audited by other auditors*
(a) *Shareholding includes 10.8% (2006: 10.8%) held through the Bank. In addition, there is an indirect shareholding of 9.5% (2006: 9.5%) held through Network for Electronic Transfers (Singapore) Pte Ltd*

The significant joint ventures in the Group are listed below:

Name of joint venture	Principal activities	Country of incorporation	Currency	Share capital In millions	Effective shareholding % 2007	2006
Held by the Bank						
1. Ayala DBS Holdings Inc.*	Investment holding	The Philippines	PHP	3,340	**40.0**	40.0
2. Cholamandalam DBS Finance Limited***	Consumer finance	India	INR	522	**37.5**	37.5
3. DBS HDM Capital Sdn Bhd*	Investment holding	Malaysia	RM	1	**50.0**	50.0
Held by other subsidiaries						
4. Hutchinson DBS Card Limited*	Provision of credit card services	British Virgin Islands	HKD	1	**50.0**	50.0

Amount under $500,000
* *Audited by Ernst & Young firms outside Singapore*
*** *Audited by other auditors*

The significant associates in the Group are listed below:

Name of associate	Principal activities	Country of incorporation	Currency	Share capital In millions	Effective shareholding % 2007	2006
Quoted - Held by the Bank						
1. Bank of the Philippine Islands***	Commercial banking and financial services	The Philippines	PHP	22,386	**20.4**	20.4
Quoted – Held by other subsidiaries						
2. Hwang-DBS (Malaysia) Bhd[(a)]***	Investment holding	Malaysia	RM	255	**27.7**	26.2
Unquoted - Held by the Bank						
3. Century Horse Group Limited*	Financial services	British Virgin Islands	USD	#	**20.0**	20.0
4. Clearing and Payment Services Pte Ltd***	Provides service infrastructure for clearing payment and settlement of financial transactions	Singapore	SGD	6	**33.3**	33.3
5. Network for Electronic Transfers (Singapore) Pte Ltd***	Electronic funds transfer	Singapore	SGD	2	**33.3**	33.3

	Name of associate	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2007	Effective shareholding % 2006
6.	Orix Leasing Singapore Ltd***	Leasing and hire-purchase financing of equipment, provision of installment loans and working capital financing	Singapore	SGD	3	**30.0**	30.0
7.	Investment and Capital Corporation of the Philippines*	Financial services	The Philippines	PHP	300	**20.0**	20.0
8.	Nextmall Holdings Corporation**	Hypermarket chain	Cayman Islands	USD	#	**33.7**	33.7
	Unquoted - Held by other subsidiaries						
9.	Hwang-DBS Investment Management Berhad***	Investment management services	Malaysia	RM	10	**30.0**	30.0
10.	Hwang-DBS Vickers Research (Malaysia) Sdn Bhd(b)***	Investment management	Malaysia	RM	3	**49.0**	49.0
11.	Singapore Africa Investment Management Pte Ltd***	Investment management	Singapore	USD	#	**30.0**	30.0
12.	Southern Africa Investment Pte Ltd(c)***	Investment holding	Singapore	USD	35	**25.0**	25.0
13.	Singapore Consortium Investment Management Ltd***	Investment management services	Singapore	SGD	1	**33.3**	33.3
14.	Changsheng Fund Management Company	Establishment and management of investment	China	RMB	100	**33.0**	–

\# *Amount under $500,000*
* *Audited by Ernst & Young firms outside Singapore*
** *No statutory audit was performed for this company as it is not mandatory under local laws and regulations*
*** *Audited by other auditors*
(a) *Shareholding includes 4.16% held through the Bank*
(b) *In addition to the effective shareholding of 49%, there is an indirect shareholding of 12.0% (2006: 13.4%) held through Hwang-DBS (Malaysia) Bhd. There is no control over indirect shareholding, thus consolidation was not applied*
(c) *Shareholding includes 12.5% held through the Bank*

The significant operating special purpose entities controlled by the Group are listed below:

	Name of entity	Purpose of special purpose entity	Country of incorporation
1.	Zenesis SPC	Issuance of structured products	Cayman Islands
2.	New Heights Investment Limited	Asset backed/repackaging transactions for distribution to customers	Cayman Islands
3.	Red Orchid Secured Assets Limited ("Rosa")	An Asset-Backed Commercial Paper ("ABCP") conduit for repackaging of Bank-originated and third party assets	Cayman Islands
4.	Constellation Investment Ltd	Issuance of structured notes	Cayman Islands
5.	Skyer I Limited	Structuring and issuance of credit-linked notes	Cayman Islands

54 SUBSEQUENT EVENTS

54.1 Subsequent to 31 December 2007, a decision was taken to put Rosa, a consolidated special purpose entity of the Group, into liquidation. As a first step, on 30 January 2008, Rosa sold its assets to the Bank at a fair value of $1.04 billion, incurring a loss of $232 million. Of this loss, $136 million has been reflected in the Group's 2007 income statement as a charge to trading income and $10 million was incurred prior to 2007 in the Group's income statement. The remaining loss of $86 million will be reflected in the Group's income statement in January 2008.

Among the transferred assets were Collaterised Debt Obligations ("CDOs") with a fair value of $347 million, which were being managed by the Bank as at the date of approval of the financial statements. The remaining balance of transferred assets has been dismantled into their trading components and the related swaps extinguished.

54.2 On 1 February 2008, the Group successfully bid for selected assets and liabilities of Bowa Bank in Taiwan, including approximately $2.9 billion of net loans, $4.1 billion of deposits and 42 distribution outlets, with a payment of approximately $2.0 billion from the Taiwanese government's Central Deposit Insurance Corporation. The transaction, which is scheduled to be completed in May 2008, is not expected to have a significant impact on the Group's financial performance in the near term. The Group will have full control of the assets acquired.

Income Statement

for the year ended 31 December 2007

In $ millions	Note	2007	2006
Income			
Interest income		**6,581**	5,324
Interest expense		**3,800**	3,011
Net interest income		**2,781**	2,313
Net fee and commission income		**806**	681
Net trading income		**365**	687
Net income from financial instruments designated at fair value		**15**	4
Net income from financial investments	2	**578**	323
Other income		**4**	33
Total income		**4,549**	4,041
Expenses			
Employee benefits		**873**	808
Depreciation of properties and other fixed assets		**72**	75
Other expenses		**737**	710
Allowances for credit and other losses		**816**	46
Total expenses		**2,498**	1,639
Profit before tax		**2,051**	2,402
Income tax expense		**428**	417
Net profit for the year		**1,623**	1,985

(see notes on pages 116 to 118, which form part of these financial statements)

Balance Sheet

at 31 December 2007

In $ millions	Note	2007	2006
Assets			
Cash and balances with central banks		**17,680**	11,619
Singapore Government securities and treasury bills		**15,433**	12,843
Due from banks		**16,833**	19,590
Financial assets at fair value through profit or loss		**17,389**	14,818
Positive replacement values		**13,714**	8,529
Loans and advances to customers		**76,165**	60,470
Financial investments		**13,421**	14,429
Securities pledged		**2,093**	678
Subsidiaries	3	**12,059**	9,563
Due from special purpose entities	4	**1,116**	227
Investments in joint ventures		**107**	75
Investments in associates		**557**	567
Properties and other fixed assets		**462**	453
Other assets		**3,070**	2,527
Total assets		**190,099**	156,388
Liabilities			
Due to banks		**14,034**	6,758
Due to non-bank customers		**106,501**	89,947
Financial liabilities at fair value through profit or loss		**14,144**	14,355
Negative replacement values		**12,811**	8,065
Bills payable		**340**	472
Current tax liabilities		**740**	643
Deferred tax liabilities		**117**	80
Other liabilities		**4,233**	3,711
Other debt securities in issue		**738**	2,065
Due to holding company		**21**	201
Due to subsidiaries	5	**6,078**	3,321
Due to special purpose entities		**994**	1,216
Subordinated term debts		**8,954**	6,348
Total liabilities		**169,705**	137,182
Net assets		**20,394**	19,206
Equity			
Share capital	6	**12,096**	12,096
Other reserves	7	**3,314**	2,847
Revenue reserves	7	**4,984**	4,263
Shareholders' funds		**20,394**	19,206
Total equity		**20,394**	19,206
Off-balance sheet items			
Contingent liabilities		**14,013**	10,897
Commitments		**74,705**	69,497
Financial derivatives		**1,847,378**	1,408,971

(see notes on pages 116 to 118, which form part of these financial statements)

Notes to the Supplementary Financial Statements

for the year ended 31 December 2007

The supplementary financial statements of DBS Bank Ltd ("the Bank") are extracted from the Audited Statutory Accounts of DBS Bank Ltd and its subsidiaries ("the Bank Group") for the financial year ended 31 December 2007. The statutory accounts of the Bank and the Bank Group which contained an unqualified audit report, will be delivered to the Accounting & Corporate Regulatory Authority in accordance with the Singapore Companies Act.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Bank and the Bank Group are consistent with those applied by the Group as disclosed in Note 2 of the "Notes to the Financial Statements" ("Notes") in the Group's Consolidated Financial Statements.

2 NET INCOME FROM FINANCIAL INVESTMENTS

Net income from financial investments includes the following:

In $ millions	2007	2006
Dividends from subsidiaries	**45**	64
Dividends from joint ventures/associates	**62**	39
Total	**107**	103

3 SUBSIDIARIES

In $ millions	2007	2006
Unquoted equity shares, at cost	**11,004**	10,125
Less: Impairment allowances	**768**	821
Sub-total	**10,236**	9,304
Due from subsidiaries	**1,823**	259
Total	**12,059**	9,563

Movements in impairment allowances during the year are as follows:

In $ millions	2007	2006
Balance at 1 January	**821**	873
Write-back to income statement	**(53)**	(52)
Balance at 31 December	**768**	821

4 DUE FROM SPECIAL PURPOSE ENTITIES

In $ millions	2007	2006
Due from special purpose entities[(a)]	**1,392**	227
Less: Impairment allowances	**276**	–
Total	**1,116**	227

(a) Included $1,378 million (2006: $153 million) due from Red Orchid Secured Assets Limited ("Rosa")

Movements in impairment allowances during the year are as follows:

In $ millions	2007	2006
Balance at 1 January	**–**	–
Charge to income statement[(a)]	**276**	–
Balance at 31 December	**276**	–

(a) Relates to a loan to Rosa. Refer to Note 8.1

5 DUE TO SUBSIDIARIES

In $ millions	2007	2006
Subordinated term debts	**1,188**	1,236
Due to subsidiaries	**4,890**	2,085
Total	**6,078**	3,321

The subordinated term debts were issued by the Bank to DBS Capital Funding Corporation, both wholly-owned subsidiaries of the Group, on 21 March 2001 and mature on 15 March 2051. The notes comprised Series A Subordinated Note of US$725 million and Series B Subordinated Note of S$100 million. Interest is payable in arrears on 15 March and 15 September each year at a fixed rate of 7.66% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, interest is payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

6 SHARE CAPITAL

	2007	2006
1,962,302,697 (2006: 1,962,302,697) ordinary shares	**1,962**	1,962
11,000,000 (2006: 11,000,000) non-cumulative non-convertible perpetual preference shares	**#**	#
Total number of shares (millions)	**1,962**	1,962
Total Share Capital (in $ millions)	**12,096**	12,096

 # Amount under $500,000

There is no movement in share capital during the current financial year.

7 OTHER RESERVES

7.1 Other reserves

In $ millions	2007	2006
Available-for-sale revaluation reserves	**929**	482
General reserves	**2,360**	2,330
Share plan reserves	**25**	35
Total	**3,314**	2,847

Movements in other reserves for the Bank during the year are as follows:

In $ millions	Available-for-sale revaluation reserves	Cash flow hedge reserves	General reserves[a]	Capital reserves	Share plan reserves	Total
Balance at 1 January 2007	**482**	–	**2,330**	–	**35**	**2,847**
Appropriation from income statement[b]	**–**	–	**30**	–	**–**	**30**
Cost of share-based payments	–	–	–	–	**30**	**30**
Draw-down of reserves upon vesting of performance shares	–	–	–	–	**(40)**	**(40)**
Available-for-sale:						
– net valuation taken to equity	**917**	–	–	–	–	**917**
– transferred to income statement on sale	**(414)**	–	–	–	–	**(414)**
– tax on items taken directly to or transferred from equity	**(56)**	–	–	–	–	**(56)**
Balance at 31 December 2007	**929**	–	**2,360**	–	**25**	**3,314**
Balance at 1 January 2006	212	23	2,269	136	25	2,665
Prior period adjustments (Note 7.3)	–	–	–	(136)	–	(136)
Balance at 1 January 2006 as restated	212	23	2,269	–	25	2,529
Appropriation from income statement	–	–	61	–	–	61
Cost of share-based payments	–	–	–	–	15	15
Draw-down of reserves upon vesting of performance shares	–	–	–	–	(5)	(5)
Available-for-sale/cash flow hedge:						
– net valuation taken to equity	407	(29)	–	–	–	378
– transferred to income statement on sale	(87)	–	–	–	–	(87)
– tax on items taken directly to or transferred from equity	(50)	6	–	–	–	(44)
Balance at 31 December 2006	482	–	2,330	–	35	2,847

(a) General reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non distributable unless otherwise approved by the relevant authorities. Under the Banking (Reserve Fund) (Transitional Provision) regulations 2007, which came into effect on 11 June 2007, the Bank may distribute or utilise its statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007

(b) Includes appropriation from prior year's income statement

7.2 Revenue reserves

In $ millions	2007	2006
Balance at 1 January	**4,263**	3,040
Prior period adjustments (Note 7.3)	**–**	136
Balance at 1 January as restated	**4,263**	3,176
Net profit attributable to shareholders	**1,623**	1,985
Transfer to general reserves[(a)]	**(30)**	(61)
Amount available for distribution	**5,856**	5,100
Less: $0.03 (2006: $0.08) tax exempt ordinary final dividends	**65**	154
$0.38 (2006: $0.32) tax exempt ordinary interim dividends	**753**	630
6% preference dividends net of 18% (2006: 20%) tax paid	**54**	53
Balance at 31 December	**4,984**	4,263

(a) Includes appropriation from prior year's income statement

7.3 The 2006 financial statements of the Bank have been restated to reflect a reclassification of balances from capital reserves to revenue reserves. This relates to a change in the accounting treatment on the foreign currency revaluation of the Bank's borrowings used to hedge its foreign currency investments, to comply with FRS 21: The Effects of Changes in Foreign Exchange Rates. The change resulted in a decrease of $136 million in capital reserves and an increase of $136 million in revenue reserves as at 1 January 2006; and an increase in net trading income of $160 million for the year ended 31 December 2006. The change has no impact on the Group's financial statements.

8 SUBSEQUENT EVENTS

8.1 Subsequent to 31 December 2007, a decision was taken to put Red Orchid Secured Assets Limited ("Rosa"), a consolidated special purpose entity of the Group, into liquidation. As a first step, on 30 January 2008, Rosa sold its assets to the Bank at a fair value of $1.04 billion. The Bank incurred a loss of $276 million as it had provided a loan to Rosa to fund its assets, this loss has been taken to the Bank's 2007 income statement as an allowance charge.

Among the transferred assets were Collaterised Debt Obligations ("CDOs") with a fair value of $347 million, which were being managed by the Bank as at the date of approval of the financial statements. The remaining balance of transferred assets has been dismantled into their trading components and the related swaps extinguished.

8.2 On 1 February 2008, the Bank successfully bid for selected assets and liabilities of Bowa Bank in Taiwan, including approximately $2.9 billion of net loans, $4.1 billion of deposits and 42 distribution outlets, with a payment of approximately $2.0 billion from the Taiwanese government's Central Deposit Insurance Corporation. The transaction, which is scheduled to be completed in May 2008, is not expected to have a significant impact on the Bank's financial performance in the near term. The Bank will have full control of the assets acquired.

Directors' Report

The Directors are pleased to submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd ("the Company") and its subsidiaries ("the Group") and the balance sheet of the Company for the financial year ended 31 December 2007, which have been prepared in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

BOARD OF DIRECTORS

The Directors in office at the date of this report are:

Koh Boon Hwee – Chairman
Frank Wong Kwong Shing – Chief Operating Officer
Ang Kong Hua
Andrew Robert Fowell Buxton
Christopher Cheng Wai Chee – (Appointed 1 June 2007)
Goh Geok Ling
Kwa Chong Seng
Narayana Murthy
Peter Ong Boon Kwee
John Alan Ross
Wong Ngit Liong

Messrs Goh Geok Ling, Narayana Murthy, John Alan Ross and Wong Ngit Liong will retire at the forthcoming annual general meeting. Messrs John Alan Ross and Wong Ngit Liong will offer themselves for re-election. Messrs Goh Geok Ling and Narayana Murthy will not offer themselves for re-election.

Mr. Christopher Cheng Wai Chee will retire in accordance with article 101 of the Company's Articles of Association, and will offer himself for re-election.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year, was the Company a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of the Company or any other body corporate save as disclosed in this report.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The following Directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, an interest in shares of the Company and related corporations as stated below:

DBS Group Holdings Ltd ("DBSH") ordinary shares	Holdings in which Directors have a direct interest: As at 31 Dec 2007	Holdings in which Directors have a direct interest: As at 31 Dec 2006 (or date of appointment if later)	Holdings in which Directors are deemed to have an interest: As at 31 Dec 2007	Holdings in which Directors are deemed to have an interest: As at 31 Dec 2006 (or date of appointment if later)
Koh Boon Hwee	–	–	–	–
Jackson Tai *(resigned on 31 December 2007)*	259,345	157,307	–	–
Frank Wong Kwong Shing	148,080	213,357	116,300	–
Ang Kong Hua	–	–	–	–
Andrew Robert Fowell Buxton	6,000	4,000	–	–
Christopher Cheng Wai Chee *(appointed on 1 June 2007)*	–	–	–	–
Goh Geok Ling	2,100	2,100	–	–
Kwa Chong Seng	42,129	42,129	100,000	50,000
John Alan Ross	20,000	10,000	–	10,000
Narayana Murthy	2,000	2,000	–	–
Peter Ong Boon Kwee	–	–	–	–
Wong Ngit Liong	–	–	–	–

DBS Group Holdings Ltd ("DBSH") ordinary shares	Holdings in which Directors have a direct interest As at 31 Dec 2007	As at 31 Dec 2006 (or date of appointment if later)	Holdings in which Directors are deemed to have an interest As at 31 Dec 2007	As at 31 Dec 2006 (or date of appointment if later)
Unissued ordinary shares under the DBSH Share Option Plan				
Jackson Tai	440,175	440,175	–	–
Frank Wong Kwong Shing	448,050	448,050	–	–
DBS Bank 6% non-cumulative non-convertible perpetual preference shares				
Jackson Tai	250	250	–	–
Wong Ngit Liong	6,000	6,000	–	–

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2008.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Singapore Companies Act save as disclosed in this report or in the financial statements of the Company and of the Group.

DBSH SHARE OPTION PLAN

Particulars of the share options granted under the Option Plan in 1999, 2000, 2001, 2002, 2003, 2004 and 2005 have been set out in the Directors' Reports for the years ended 31 December 1999, 2000, 2001, 2002, 2003, 2004 and 2005 respectively. No grants were made under the Option Plan in 2006.

The movements of the unissued ordinary shares of the Company in outstanding DBSH options granted under the Option Plan were as follows:

DBSH Options	Number of unissued ordinary shares 1 January 2007	During the year Exercised	Forfeited	Number of unissued ordinary shares 31 December 2007	Exercise price per share	Expiry date
July 1999	1,281,114	515,620	25	765,469	$15.30	27 July 2009
March 2000	1,158,000	202,000	11,000	945,000	$20.87	5 March 2010
July 2000	879,000	49,000	34,000	796,000	$22.33	26 July 2010
March 2001	5,542,915	1,872,615	5,150	3,665,150	$17.70	14 March 2011
August 2001	268,400	–	6,000	262,400	$12.93	31 July 2011
March 2002	4,524,017	1,348,337	20,000	3,155,680	$14.73	27 March 2012
August 2002	315,700	62,700	8,000	245,000	$12.27	15 August 2012
December 2002	10,000	–	–	10,000	$11.47	17 December 2012
February 2003	4,248,370	1,264,320	40,600	2,943,450	$10.40	23 February 2013
March 2004	4,617,192	1,333,405	35,995	3,247,792	$14.73	2 March 2014
March 2005	2,170,099	303,832	125,535	1,740,732	$15.07	1 March 2015
	25,014,807	6,951,829	286,305	17,776,673		

Other than the DBSH Options granted under the Option Plan as disclosed herein, there were no further options granted by the Company as at the end of the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

DBSH SHARE PLAN (previously known as DBSH Performance Share Plan)
At an Extraordinary General Meeting held on 30 March 2006, the shareholders of the Company approved alterations to the DBSH Performance Share Plan to *(inter alia)* permit the granting of time-based awards, and to change the name of the Plan from "DBSH Performance Share Plan" to "DBSH Share Plan". Time-based awards under the DBSH Share Plan were granted from 2007 onwards.

During the financial year, time-based awards in respect of an aggregate of 2,193,471 ordinary shares were granted pursuant to the DBSH Share Plan, to selected employees of the Group. This included 251,578 ordinary shares comprised in awards granted to executive directors Mr Jackson Tai and Mr Frank Wong Kwong Shing. The number of ordinary shares comprised in the awards granted represent a 100% payout.

Information on the DBSH Share Plan is as follows:

(i) Awards over the Company's ordinary shares may be granted to Group executives who hold such rank as may be determined by the Compensation and Management Development Committee from time to time. Awards may also be granted to *(inter alia)* executives of associated companies of the Group who hold such rank as may be determined by the Compensation and Management Development Committee from time to time, and non-executive directors of the Group.

The participants of the DBSH Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Where performance-based awards are granted, participants are awarded ordinary shares of the Company, their equivalent cash value or a combination of both, when the prescribed performance targets are met over the prescribed performance periods. Where time-based awards are granted, participants are awarded ordinary shares of the Company, their equivalent cash value or a combination of both as part of their deferred bonus, at the end of the prescribed vesting periods. Awards are granted under the DBSH Share Plan at the absolute discretion of the Compensation and Management Development Committee.

(iii) The DBSH Share Plan shall continue to be in force at the discretion of the Compensation and Management Development Committee, subject to a maximum period of ten years from 18 September 1999 to 17 September 2009, provided always that the DBSH Share Plan may continue beyond the above stipulated period with the approval of the shareholders of the Company by ordinary resolution in general meeting and of any relevant authorities which may then be required.

(iv) Awards under the DBSH Share Plan may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or by reason of the participant, being a non-executive director, ceasing to be a director, or in the event of a take-over, winding up or reconstruction of the Group.

(v) The total number of new ordinary shares of the Company which may be issued pursuant to awards granted under the DBSH Share Plan, when added to the total number of new ordinary shares issued and issuable in respect of all awards granted under the DBSH Share Plan, and all options granted under the DBSH Share Option Plan, shall not exceed 15% of the total number of issued shares in the capital of the Company (excluding treasury shares).

(vi) Subject to the prevailing legislation and SGX-ST guidelines, the Company will have the flexibility to deliver ordinary shares of the Company to participants upon vesting of their awards by way of an issue of new ordinary shares and/or the transfer of existing ordinary shares (which may include ordinary shares held by the Company in treasury).

(vii) The class and/or number of ordinary shares of the Company comprised in an award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution) or if the Company makes a capital distribution or a declaration of a special dividend (whether in cash or in specie), upon the written confirmation of the auditors of the Company that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

AUDIT COMMITTEE
The Audit Committee comprised non-executive directors Mr Ang Kong Hua (Chairman), Mr Goh Geok Ling, Mr Christopher Cheng and Mr Wong Ngit Liong. As part of its functions, it assists the Board in discharging its responsibilities for the Group's financial announcements, internal control issues and regulatory compliance as well as to oversee the objectivity and effectiveness of the internal and external auditors.

In its review of the audited financial statements for the financial year ended 31 December 2007, the Audit Committee has discussed with management and the external auditors the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with management and the external auditors, the Audit Committee is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The Audit Committee has received the requisite information from Ernst & Young ("E&Y") and has considered the financial, business and professional relationship between E&Y and the Group. It is of the view that such relationship is compatible with maintaining E&Y's independence.

In line with regulatory requirements on rotation of auditors, the retiring auditors Ernst & Young will not be seeking re-election. The Audit Committee recommends to the Board of Directors the appointment of Pricewaterhouse Coopers to replace E&Y as external auditors at the forthcoming Annual General Meeting of the Company on 2 April 2008.

AUDITORS
Pricewaterhouse Coopers has been nominated to be the external auditors for the ensuing year, subject to shareholders' approval. Pricewaterhouse Coopers have expressed their willingness to accept appointment as external auditors.

On behalf of the Directors

Koh Boon Hwee

Frank Wong Kwong Shing

14 February 2008
Singapore

Statement by the Directors

We, Koh Boon Hwee and Frank Wong Kwong Shing, being two of the Directors of DBS Group Holdings Ltd ("the Company"), state that, in the opinion of the Directors, the consolidated financial statements of the Group, consisting of the Company and its subsidiaries and the balance sheet of the Company, together with the notes thereon, as set out on pages 50 to 113, are drawn up so as to give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2007, and the results, changes in equity and cash flows of the Group for the financial year ended on that date and there are reasonable grounds to believe that the Company and the Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

Koh Boon Hwee

Frank Wong Kwong Shing

14 February 2008
Singapore

Independent Auditors' Report

TO THE MEMBERS OF DBS GROUP HOLDINGS LTD (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of DBS Group Holdings Ltd (the "Company") and its subsidiaries (the "Group") set out on pages 50 to 113, which comprise the balance sheets of the Group and the Company as at 31 December 2007, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards, including the modification of the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2007 and the results, changes in equity and cash flows of the Group for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

14 February 2008
Singapore

Share Price


30
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Share Price ($)[1]										
High	8.31	28.20	27.30	21.20	14.90	15.50	16.80	16.80	22.60	**24.90**
Low	3.39	7.33	17.20	9.50	10.70	8.30	13.40	13.90	15.80	**18.90**
Close	7.62	27.30	19.60	13.80	11.00	14.70	16.10	16.50	22.60	**20.70**
Average	6.36	15.41	21.14	14.49	12.96	11.55	15.14	15.40	18.24	**21.88**
Per Ordinary Share ($)										
Gross dividend yield[2]	2.5	1.7	2.1	2.1	2.3	2.6	2.6	3.8	4.2	**3.7**
Price-to-earning ratio (number of times)[3]	66.8	19.2	18.7	20.4	15.0	11.6	11.7	14.0	12.7	**13.3**
Price-to-book ratio (number of times)	0.8	1.8	2.6	1.6	1.4	1.2	1.4	1.4	1.5	**1.7**

(1) Figures have been adjusted for bonus issues in 1998 and 1999, and a rights issue in 1998
(2) Dividend amounts are on a gross basis prior to the fourth quarter of 2007 and on a one-tier tax-exempt basis thereafter. 2000 and 2006 include special dividends of 15 cents and 5 cents respectively
(3) Earnings exclude one-time items and goodwill charges

Further Information on Directors

MR KOH BOON HWEE

Academic and Professional Qualifications:
- Bachelor of Science in Mechanical Engineering (1st Class Hons) Imperial College, University of London
- Master in Business Administration (with Distinction) Harvard Business School

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Chairman
2.	DBS Bank Ltd.	Chairman
3.	MediaRing Ltd	Executive Director
4.	Sunningdale Tech Ltd	Executive Chairman & CEO
5.	Agilent Technologies, Inc.	Director
6.	Four Soft Ltd	Director
7.	AAC Acoustic Technologies Holdings Ltd	Chairman
8.	Infiniti Solutions Ltd	Chairman
9.	Temasek Holdings (Pte) Ltd	Director
10.	First Spring Ltd	Director
11.	800buy.com	Chairman
12.	Wuthelam Holdings Ltd	Chairman
13.	Harvard Singapore Foundation	Director
14.	Lee Kuan Yew School of Public Policy	Member
15.	Nanyang Technological University Board of Trustees	Chairman
16.	Research, Innovation & Enterprise Council	Member
17.	Geoscope Information Systems India Private Limited	Director
18.	EDB International Advisory Council	Deputy Chairman
19.	The William and Flora Hewlett Foundation	Director

Directorships for the past 3 years

	Company	Title
1.	Innovalues Precision Ltd	Director
2.	Citiraya Industries Ltd	Director
3.	Intelsat Ltd, Bermuda	Director
4.	BroadVision, Inc, USA	Director
5.	Delteq Ltd	Director
6.	Xuehui Holdings Pte Ltd	Director
7.	Pro-Tem Governing Board of the Lee Kuan Yew School of Public Policy, Singapore	Member
8.	Norelco UMS Holdings Ltd	Director
9.	Singapore Airlines Ltd	Chairman
10.	SIA Engineering Company Ltd	Chairman
11.	Nanyang Technological University Council	Chairman
12.	Singapore Business Federation	Council Member
13.	Pacific Internet Ltd	Director

MR FRANK WONG KWONG SHING

Academic and Professional Qualifications:
- Hong Kong English School Certificate

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd.	Vice Chairman
3.	DBS Bank (Hong Kong) Limited	Chairman
4.	DBS Group (HK) Limited	Chairman
5.	DBS Diamond Holdings Ltd	Deputy Chairman
6.	DBS Bank (China) Limited	Chairman
7.	DBS (China) Investment Co., Ltd	Director
8.	China Mobile Limited	Director
9.	Ayala DBS Holdings Inc.	Director
10.	The University of Hong Kong	Member of the University Court
11.	Mapletree Investments Pte Ltd	Director
12.	National Healthcare Group Pte Ltd	Director
13.	Catholic Social and Community Council Agape Fund	Trustee

Directorships for the past 3 years

	Company	Title
1.	SNP Leefung Holdings Limited	Director
2.	Singapore Tourism Board	Board Member

MR ANG KONG HUA

Academic and Professional Qualifications:
- Bachelor of Science in Economics (2nd Class Upper Hons) University of Hull, UK

Current Directorships

	Company	Title
1.	DBS Group Holdings Ltd	Director
2.	DBS Bank Ltd	Director
3.	Bangkok Synthetics Co. Ltd	Director
4.	GIC Special Investments Private Limited	Director
5.	Government of Singapore Investment Corporation Private Limited	Director
6.	Lieng Chung Corporation (Kowloon) Ltd	Director
7.	NatSteel Ltd	Executive Director
8.	Neptune Orient Lines Ltd	Vice Chairman
9.	Yantai Raffles Shipyard Limited	Director
10.	ERC Holdings Pte. Ltd	Director
11.	Foamtec International Co Ltd	Director

Directorships for the past 3 years

	Company	Title
1.	Southern Steel Berhad	Director
2.	Crown Central Assets Limited	Director
3.	Glory Central Holdings Limited	Director
4.	k1 Ventures Limited	Director

MR ANDREW ROBERT FOWELL BUXTON

Academic and Professional Qualifications:

- Master of Arts, Politics, Philosophy, Economics Oxford University (Pembroke College)
- Fellow, Institute of Bankers

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. Allied Schools Limited	Chairman
4. Pigeon Properties Ltd	Chairman
5. Saad Investments Company Limited	Director
6. Cibitas Limited	Director
7. National Education Business Partnership Network	Patron
8. MerchantBridge & Co. Ltd.	Chairman of the Advisory Board
9. The Islamic Bank of Asia Limited	Director

Directorships for the past 3 years

Company	Title
1. Ahli United Bank	Director
2. CapitaLand Limited	Director
3. CapitaLand Financial Limited	Director
4. Xansa PLC	Deputy Chairman
5. Cygnet Properties and Leisure Plc	Chairman
6. Akbank, Istanbul, Turkey	Adviser

MR CHRISTOPHER CHENG WAI CHEE

Academic and Professional Qualifications:

- Bachelor of Business Administration University of Notre Dame, Indiana
- Master of Business Administration Columbia University

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. DBS Bank (Hong Kong) Ltd.	Director
4. DBS Bank (China) Limited	Director
5. Asian Tower Co. Ltd.	Director
6. Bestime Resources Ltd.	Director
7. Bestmark Co. Ltd.	Director
8. Bettercourt Co. Ltd.	Director
9. Bolden Place Co. Ltd.	Director
10. Bostar Ltd.	Director
11. Brightech Co. Ltd.	Director
12. Brightfield Development Co. Ltd.	Director
13. Bryden Co. Ltd.	Director
14. Brystone Co. Ltd.	Director
15. China Economic Research Foundation Ltd	Director
16. Clothing Enterprises Ltd.	Director
17. Continental Success Co. Ltd.	Director
18. Conwood Co. Ltd.	Director
19. Corriland Co. Ltd.	Director
20. CPY Development (HK) Ltd.	Director
21. Deakin Investment Co. Ltd.	Director
22. Diamond String Ltd.	Director
23. Eagle Asset Management (CP) Ltd.	Director
24. Eastern Hall Co. Ltd.	Director
25. Fortune Centre Co. Ltd.	Director
26. Ginsberg Co. Ltd.	Director
27. Global Fair Development Ltd.	Director
28. Glory Charm Development Ltd.	Director
29. Glory Success Co. Ltd.	Director
30. Golden Centre Development (HK) Ltd.	Director
31. Harvest Moon Developments Ltd.	Director
32. Hecta Co. Ltd.	Director
33. HKJC Horse Race Betting Limited	Director
34. HKJC Lotteries Limited	Director
35. HKU School of Professional and Continuing Education	Director
36. Holdswell Co. Ltd.	Director
37. Hong Kong Business Aviation Centre Ltd.	Director
38. Hong Kong Business Aviation Holding Ltd.	Director
39. Hong Kong Marina Ltd.	Director
40. Jeans of France Ltd.	Director
41. Joy Alliance Ltd.	Director
42. Joyaca Co. Ltd.	Director
43. Joyful Land Properties Ltd.	Director
44. Junus Co. Ltd.	Director
45. Kinston Ltd.	Director
46. Kinvoss Co. Ltd.	Director
47. La Eau Enterprises (H.K.) Ltd.	Director
48. Landyork Investment Ltd.	Director
49. Mancas Investment Ltd.	Director
50. Missleton Finance Ltd.	Director
51. Newpark Co. Ltd.	Director
52. Outrade Industrial Ltd.	Director
53. Pacific Coast Highway (Far East) Ltd.	Director
54. Pacific Star Industries Ltd.	Director
55. Pangold Development Ltd.	Director
56. Parex International Ltd.	Director
57. Renowned Development Ltd.	Director
58. Sawi Co. Ltd.	Director
59. Securities and Futures Commission	Director
60. Senior Development Co. Ltd.	Director
61. Star Land Investment Co. Ltd.	Director
62. Star Reef Co. Ltd.	Director
63. Superland Co. Ltd.	Director
64. Textile Council of Hong Kong Limited	Director
65. The Cross Straits Youths Exchange Foundation Ltd.	Director
66. The Hong Kong General Chamber of Commerce	Director

67.	The Hong Kong Jockey Club	Director
68.	The Hong Kong Jockey Club (Charities) Ltd.	Director
69.	The Hong Kong Jockey Club (Managers) Ltd.	Director
70.	The Jockey Club Kau Sai Chau Public Golf Course Ltd.	Director
71.	The Jockey Club Membership Services Ltd.	Director
72.	The Style-Land Ltd.	Director
73.	Topway Resources Ltd.	Director
74.	United Success Co. Ltd.	Director
75.	United Success International Ltd.	Director
76.	Universal Team Industrial Ltd.	Director
77.	USI Properties Ltd.	Director
78.	Wellpace Co. Ltd.	Director
79.	Wing Fu Garment Factory Ltd.	Director
80.	Wing Tai Building Products Ltd.	Director
81.	Wing Tai (Cheng) Holdings Ltd.	Director
82.	Wing Tai Corporation Ltd.	Director
83.	Wing Tai Enterprises Ltd.	Director
84.	Wing Tai Garment Industrial Holdings Ltd.	Director
85.	Wing Yuen Investment Co. Ltd.	Director
86.	Winner Max Enterprises Ltd.	Director
87.	Witrend Ltd.	Director
88.	WT Administration Ltd.	Director
89.	Yuen Chun Investment Ltd.	Director
90.	Accuway Investments Ltd.	Director
91.	Aldburg Assets Ltd.	Director
92.	Brave Dragon Ltd.	Director
93.	Broxbourne Assets Ltd.	Director
94.	Caringbah Ltd.	Director
95.	Churrasco Holdings Ltd.	Director
96.	Delimont Holdings Ltd.	Director
97.	Dynamics Ways Ltd.	Director
98.	Fair Alliance Investment Ltd.	Director
99.	Fourace Investments Ltd.	Director
100.	Fruitful Gain Ltd.	Director
101.	Fu Keung Ltd.	Director
102.	Gainford Ltd.	Director
103.	Galloway Assets Ltd.	Director
104.	Grapewood Ltd.	Director
105.	Great Crown Ltd.	Director
106.	Guthrie Assets Ltd.	Director
107.	Hampton Court Ltd.	Director
108.	Herridge Ltd.	Director
109.	Hologram Developments Ltd.	Director
110.	Honeycomb Assets Ltd.	Director
111.	Hong Kong Executive Aviation Ltd.	Director
112.	Horana Ltd.	Director
113.	Kosheen Investments Ltd.	Director
114.	Maitland Trading Ltd.	Director
115.	Marvinbond Ltd.	Director
116.	Metro Champion Ltd.	Director
117.	Nian Sheng Investments Ltd.	Director
118.	Pofung Investments Ltd.	Director
119.	Potter Enterprises Ltd.	Director
120.	Prism Crystal Ltd.	Director
121.	Rescom Ltd.	Director
122.	Shuster Ltd.	Director
123.	Stanfield Resources Ltd.	Director
124.	Throng Ltd.	Director
125.	Top Benefits Ltd.	Director
126.	Townhill Enterprises Ltd.	Director
127.	Truefame Investments Limited	Director
128.	Twin Dragon Investments Ltd.	Director
129.	Universal Plus Ltd.	Director
130.	USI Holdings (B.V.I.) Ltd.	Director
131.	USI Properties International Ltd.	Director
132.	Vision Asset Holdings Ltd.	Director
133.	Wallasey Ltd.	Director
134.	Welch Enterprises International Ltd.	Director
135.	Wesselhoft Ltd.	Director
136.	World Vision Holdings Ltd.	Director
137.	Yenston Profits Ltd.	Director
138.	Kingboard Chemical Holdings Ltd.	Director
139.	NWS Holdings Ltd.	Director
140.	USI Holdings Ltd.	Chairman
141.	Wing Tai Properties Ltd.	Director
142.	i-Security Solutions (Holdings) Ltd.	Director
143.	New World China Land Ltd.	Director
144.	Winsor Properties Holdings Limited	Chairman
145.	Sedimas Sdn Berhad	Director
146.	Sri Rampaian Sdn Berhad	Director
147.	Lanson Place Hotels & Residences (Netherlands) B.V.	Director
148.	PICC Property and Casualty Company Ltd.	Director
149.	Temasek Foundation CLG Ltd.	Director
150.	Mocame Investment Inc.	Director
151.	Pacific Investment Exponents Inc.	Director
152.	Gieves & Hawkes plc.	Director

Directorships for the past 3 years

	Company	Title
1.	Lanson Place Hospitality Management Ltd	Director
2.	Maple Court Ltd.	Director
3.	Shine Hill Development Ltd.	Director
4.	Fuscastus Ltd.	Director
5.	Grandchamp Ltd.	Director
6.	Harvest Star Ltd.	Director
7.	Lanson Place Hospitality Management (Malaysia) Ltd.	Director
8.	Lanson Place Hospitality Management (Jakarta) Ltd.	Director
9.	Lanson Place Hotels & Residences (Holdings) Ltd.	Director
10.	New World First Bus Services Ltd.	Director
11.	Lanson Place Hotels & Residences (Bermuda) Ltd.	Director
12.	Lanson Place Hospitality Management (Singapore) Pte Ltd.	Director
13.	Citimind Limited	Director
14.	Fighting Irish Co. Ltd.	Director
15.	i-Security Solutions Ltd.	Director

MR GOH GEOK LING

Academic and Professional Qualifications:

- Bachelor of Engineering
  University of Sydney

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. Venture Corporation Limited	Director
4. 02 Micro Pte Ltd	Director
5. 02Micro International Ltd	Director
6. SembCorp Industries Ltd	Director
7. SembCorp Marine Ltd	Chairman
8. Sembawang Shipyard Pte Ltd	Chairman
9. SMOE Pte Ltd	Chairman
10. Yew Lian Property & Investments Pte Ltd	Director
11. Marigold Holdings (Pte) Ltd	Executive Director
12. Nanyang Technological University	Trustee
13. Federal Iron Works Sdn Bhd	Alternate Director
14. Jurong Shipyard Pte Ltd	Director

Directorships for the past 3 years

Company	Title
1. Tuas Power Ltd	Chairman
2. Plato Pte Ltd	Director
3. Plato Capital Ltd	Director

MR KWA CHONG SENG

Academic and Professional Qualifications:

- Bachelor of Engineering
  University of Singapore

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. ExxonMobil Asia Pacific Pte Ltd	Chairman & MD
4. Esso China Inc.	Chairman
5. Temasek Holdings (Pte) Ltd	Deputy Chairman
6. ExxonMobil Oil Singapore Pte Ltd (In members' voluntary winding up)	Chairman
7. Mobil South Asia Investments Ltd	Director
8. Esso Asia Pacific (Petroleum) Pte Ltd (In members' voluntary winding up)	Director
9. Sinopec SenMei (Fujian) Petroleum Company Limited	Director
10. Public Service Commission	Member

Directorships for the past 3 years

Company	Title
1. Mobil Asia Marketing Pte Ltd (In members' voluntary winding up)	Director

MR NARAYANA MURTHY

Academic and Professional Qualifications:

- Masters in Technology
  Indian Institute of Technology, Kanpur
- Bachelor of Engineering
  University of Mysore

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. Infosys Technologies Limited	Chairman/Chief Mentor
4. Indian Institute of Information Technology, Bangalore	Chairman
5. University of Pennsylvania's Wharton School	Member of the Board of Overseers
6. Cornell University	Board of Trustees
7. William F. Achtmeyer Center for Global Leadership at the Tuck School of Business	Board of Advisors
8. Singapore Management University	Board of Trustees
9. Infosys Technologies (China) Co Limited	Chairman
10. BT Asia Pacific Advisory Board, Belgium	Director
11. Infosys Consulting Inc	Director
12. New Delhi Television Ltd	Director
13. Stanford Graduate School of Business Advisory Council	Member
14. Hero Mindmine Advisory Board	Member
15. INSEAD's Global India Council & International Council	Member
16. Lafarge International Advisory Board	Member
17. United Nations Foundation	Director
18. Yale University President's Council on International Activities	Advisory Group Member
19. Unilever PLC	Director
20. Unilever N.V.	Director
21. Zurich Financial Services International Advisory Board	Member
22. University of Tokyo President's Council	Member

Directorships for the past 3 years

Company	Title
1. Bangalore International Airport Ltd	Director
2. Indo-British Partnership	Co-Chairman
3. Central Board of the Reserve Bank of India	Director
4. Indian Institute of Management, Ahmedabad	Chairman

MR PETER ONG BOON KWEE

Academic and Professional Qualifications:

- Master of Business Administration
  Stanford University
- Bachelor of Economics (Honours)
  University of Adelaide

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. Maritime and Port Authority of Singapore	Chairman
4. Calvary Baptist Church	Deacon
5. Value Innovation Action Tank Ltd	Director
6. Singapore-India Partnership Foundation	Director
7. Singapore Cooperation Enterprise	Deputy Chairman

Directorships for the past 3 years

Company	Title
1. Alpha Society	Chairman

MR JOHN ALAN ROSS

Academic and Professional Qualifications:

- Master of Business Administration
  The Wharton School of The University of Pennsylvania
- Bachelor of Arts
  Hobart College

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. DBS Bank (China) Limited	Director
4. Metropolitan Opera Guild	Board Member/Trustee
5. German Marshall Fund of US, Washington, D.C.	Board Member/Trustee
6. AirTV Holdings, Inc	President

Directorships for the past 3 years

Company	Title
1. AirTV Limited	President
2. LarkSat Limited	President
3. Jewish Museum, New York	Board Member/Trustee
4. Hobart & William Smith Colleges	Trustee

MR WONG NGIT LIONG

Academic and Professional Qualifications:

- Bachelor of Engineering (1st Class Hons)
  University of Malaya
- Master of Science (Electronics Engineering)
  University of California at Berkeley
- Master of Business Administration (Distinction)
  McGill University

Current Directorships

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. Advanced Products Corporation Pte Ltd	Director
4. Cebelian Holdings Pte Ltd	Director
5. NUS Board of Trustees	Chairman
6. EAS Security Systems Pte Ltd	Director
7. Innovative Trek Technology Pte Ltd	Director
8. Multitech Systems Pte Ltd	Director
9. NLW Pte Ltd	Director
10. Pintarmas Sdn Bhd	Director
11. PT Venture Electronics Indonesia	Director
12. V-Design Services (M) Sdn Bhd	Director
13. Technocom Systems Sdn Bhd	Director
14. Univac Precision Engineering Pte Ltd	Director
15. Ventech Data Systems Pte Ltd	Director
16. Ventech Investments Ltd	Director
17. Venture Corporation Limited	Chairman & CEO
18. Venture Electronics (Europe) B.V.	Director
19. Venture Electronics International, Inc.	Director
20. Venture Electronics Solutions Pte Ltd	Director
21. Venture Electronics Spain, S.L.	Director
22. Venture Hungary Electronics Manufacturing Limited Liability Company	Director
23. VIPColor Technologies Pte Ltd	Director
24. VIPColor Technologies USA, Inc.	Director
25. VM Services, Inc.	Director
26. VS Electronics Pte Ltd	Director
27. Royal Philips Electronics	Director
28. Research, Innovation and Enterprise Council	Member
29. GES International Limited	Director
30. GES (Singpaore) Pte Ltd	Director
31. GES Investment Pte Ltd	Director
32. Shanghai GES Information Technology Co., Ltd	Director

Directorships for the past 3 years

Company	Title
1. International Enterprise Singapore	Director
2. SIA Engineering Company Ltd	Director

Financial Calendar

Payment date of 2006 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	25 April 2007
Payment date of 2007 first quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	1 June 2007
Payment date of 2007 second quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	23 August 2007
Payment date of 2007 third quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	26 November 2007
Financial Year-end	31 December 2007
Announcement of first quarter results for 2007	4 May 2007
Announcement of half-year results 2007	27 July 2007
Announcement of third quarter results 2007	26 October 2007
Announcement of full-year results 2007	15 February 2008
Annual General Meeting	2 April 2008
Proposed payment date of 2007 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	22 April 2008
Announcement of half-year results 2008	August 2008
Announcement of full-year results 2008	February 2009

Shareholding Statistics

I. Class of Shares – Ordinary Shares
Voting Rights – One vote per share

			As at 12 February 2008	
Size of holdings	No. of Shareholders	%	No. of Shares	%
1 – 999	5,384	22.47	1,521,662	0.10
1,000 – 10,000	16,840	70.29	42,342,426	2.79
10,001 – 1,000,000	1,704	7.11	60,610,295	3.99
1,000,001 & above	31	0.13	1,413,549,519	93.12
Total	23,959	100.00	1,518,023,902	100.00
Location of Shareholders				
Singapore	22,255	92.89	1,507,238,382	99.29
Malaysia	1,000	4.17	5,562,589	0.37
Overseas	704	2.94	5,222,931	0.34
Total	23,959	100.00	1,518,023,902	100.00

Twenty Largest Shareholders (As shown in the Register of Members and Depository Register)

		No. of shareholdings	%
1	DBS Nominees Pte Ltd	411,908,251	27.13
2	Maju Holdings Pte Ltd	234,497,040	15.45
3	Temasek Holdings (Pte) Ltd	185,673,795	12.23
4	DBSN Services Pte Ltd	149,070,836	9.82
5	HSBC (Singapore) Nominees Pte Ltd	122,575,869	8.07
6	Citibank Nominees Singapore Pte Ltd	120,830,242	7.96
7	Raffles Nominees Pte Ltd	57,559,177	3.79
8	United Overseas Bank Nominees Pte Ltd	50,964,273	3.36
9	Morgan Stanley Asia (Singapore) Securities Pte Ltd	16,747,679	1.10
10	DB Nominees (S) Pte Ltd	13,619,078	0.90
11	Lee Pineapple Company Pte Ltd	8,750,000	0.58
12	DBS Vickers Securities (S) Pte Ltd	4,235,445	0.28
13	Merrill Lynch (Singapore) Pte Ltd	3,938,545	0.26
14	Societe Generale Singapore Branch	3,649,196	0.24
15	Oversea Chinese Bank Nominees Pte Ltd	3,220,760	0.21
16	TM Asia Life Singapore Ltd – PAR Fund	2,686,238	0.18
17	KEP Holdings Limited	2,500,000	0.16
18	Eng Hueng Fook Henry	2,224,965	0.15
19	UOB Kay Hian Pte Ltd	2,094,718	0.14
20	BNP Paribas Nominees Singapore Pte Ltd	2,032,665	0.13
	Total	1,398,778,772	92.14

II. Class of Shares – Non-Voting Redeemable Convertible Preference Shares ("NVRCPS")
Voting Rights – Please see Article 6A of the Articles of Association.
Sole Shareholder of 66,475,374 NVRCPS: Maju Holdings Pte Ltd

III. Class of Shares – Non-Voting Convertible Preference Shares ("NVCPS")
Voting Rights – Please see Article 6 of the Articles of Association.
Sole Shareholder of 120,436 NVCPS: Maju Holdings Pte Ltd

IV. Ordinary shares held in treasury ("Treasury Shares")
Voting Rights – None
Sole Shareholder of 1,400,000 Treasury Shares: DBS Group Holdings Ltd
Percentage of this holding against total number of issued shares excluding Treasury Shares: 0.09%

Substantial ordinary shareholders (As shown in the Register of Substantial Shareholders as at 12 February 2008)

	Direct Interest No. of Shares	%	Deemed Interest No. of Shares	%
Maju Holdings Pte Ltd	234,497,040	15.46	0	0.00
Temasek Holdings (Pte) Ltd	185,673,795	12.24	239,118,790	15.77

1. Maju Holdings Pte Ltd ("Maju") is a wholly-owned subsidiary of Temasek Holdings (Pte) Ltd.
2. Temasek Holdings (Pte) Ltd, a company wholly-owned by Minister for Finance Incorporated, is deemed interested in the 234,497,040 shares held by Maju.
3. Percentage shareholding is based on issued share capital as at 12 February 2008 (excluding Treasury Shares).

As at 12 February 2008, approximately 72.09% of DBSH's issued ordinary shares is held by the public and, therefore, Rule 723 of the Listing Manual is complied with.

International Banking Offices

DBS Bank Bangkok Representative Office
7th Floor, Main Building
393 Silom Road
Bangkok 10500, Thailand
Tel: (66 2) 636 6364;
636 6365
Fax: (66 2) 636 6366

DBS Bank Beijing Branch
Units 1009 -1018
Level 10, China World Tower 1
No 1 Jianguomenwai Avenue
Beijing 100004
The People's Republic of China
Tel: (86 10) 6505 1216
Fax: (86 10) 6505 4831

DBS Bank Dubai Branch
Suite 5, 3rd Floor, Building 3
Gate Precinct, PO Box 506538
DIFC, Dubai, UAE
Tel: (971 4) 364 1800
Fax: (971 4) 364 1801

DBS Bank Guangzhou Branch
Unit 1006, 10/F
Fortune Plaza West Tower
Ti Yu East Road, Tianhe
Guangzhou 510620
The People's Republic of China
Tel: (86 20) 3884 8010
Fax: (86 20) 3884 8060

DBS Bank Hong Kong Branch
16th Floor, Man Yee Building
68 Des Voeux Road Central
Hong Kong
Tel: (852) 3668 1900
Fax: (852) 2596 0577

DBS Bank Kuala Lumpur Representative Office
#08-01, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur, Malaysia
Tel: (603) 2148 8338
Fax: (603) 2148 8083

DBS Bank Labuan Branch
Level 10 (A) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 W.P. Labuan, Malaysia
Tel: (6 087) 595 500
Fax: (6 087) 423 376

DBS Bank London Branch
4th Floor, Paternoster House
65 St Paul's Churchyard
London EC4M 8AB, UK
Tel: (44 207) 489 6550
Fax: (44 207) 489 5850

DBS Bank Los Angeles Agency
445 South Figueroa Street
Suite 3550, Los Angeles
CA 90071, USA
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

DBS Bank Manila Representative Office
18th Floor, BPI Building
Ayala Avenue corner
Paseo de Roxas
Makati City, The Philippines
Tel: (632) 845 5112
Fax: (632) 750 2144

DBS Bank Mumbai Branch
Fort House, 3rd Floor
221, Dr. D.N. Road, Fort
Mumbai 400001, India
Tel: (91 22) 6638 8888
Fax: (91 22) 6638 8899

DBS Bank New Delhi Branch
Upper Ground Floor
Birla Tower
25, Barakhamba Road
New Delhi 110001, India
Tel: (91 11) 3041 8888
Fax: (91 11) 3041 8899

DBS Bank Seoul Branch
18th Floor, Seoul Finance
Center Building
84-1, 1-ka Taepyungro
Chung-ku, Seoul
Republic of Korea
Tel: (822) 6322 2660
Fax: (822) 732 7953

DBS Bank Shanghai Branch
28th Floor, Azia Center
1233 Lu Jia Zui Ring Road
Pudong, Shanghai 200120
The People's Republic of China
Tel: (86 21) 3896 8888
Fax: (86 21) 3896 8989

DBS Bank Shanghai Luwan Sub-branch
G/F and 2/F
Century Bashi Building
398 Middle Huaihai Road
Shanghai 200020
The People's Republic of China
Tel: (86 21) 5383 8989
Fax: (86 21) 5383 8080

DBS Bank Taipei Branch
28F-B Taipei 101 Tower
7 Xin-Yi Road, Section 5
Taipei 11049, Taiwan R.O.C.
Tel: (886 2) 8101 0598
Fax: (886 2) 8101 0589

DBS Bank Tokyo Branch
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 1000006, Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

DBS Bank Yangon Representative Office
#0502 Level 5 Sakura Tower
339 Bogyoke Aung San Street
Kyauktada Township
Yangon, Myanmar
Tel: (951) 255 407
Fax: (951) 255 100

DBS Bank (Hong Kong) Dongguan Representative Office
Room 01-03, 19/F
Jin Yuan Centre
No 1 Ke Yuan South Road
Guangdong
Dongguan 523000
The People's Republic of China
Tel: (86 769) 2117 698
Fax: (86 769) 2118 856

DBS Bank (Hong Kong) Fuzhou Representative Office
Block A, 23/F
World Trade Plaza
71 Wusi Road, Fuzhou 350001
The People's Republic of China
Tel: (86 591) 8754 4080
Fax: (86 591) 8754 4079

DBS Bank (Hong Kong) Hangzhou Representative Office
258 Zhong He Zhong Road
25/F, Richful International
Trade Plaza, Unit F
Hangzhou 310003
The People's Republic of China
Tel: (86 571) 8788 1288
Fax: (86 571) 8788 1289

DBS Bank (Hong Kong) Macau Branch
Nos 5a 7E Da Rua De
Santa Clara
Edif. Ribeiro, Loja Ce D.
Macau
Tel: (853) 2832 9338
Fax: (853) 2832 3711

DBS Bank (Hong Kong) Shenzhen Branch
Personal Banking Services
Shop 229, Level 2 The MIXc,
No 1881, Baoan Nan Road
Shenzhen 518001
The People's Republic of China
Tel: (86 755) 8269 1043
Fax: (86 755) 8269 1055

Enterprise Banking Services
18/F, China Resources Building
5001 Shennan Dong Road
Shenzhen 518001
The People's Republic of China
Tel: (86 755) 8269 0880
Fax: (86 755) 8269 0890

DBS Bank (Hong Kong) Suzhou Branch
7th Floor, International Building
No. 2 Suhua Road,
Suzhou Industrial Park
Jiang Su 215021
The People's Republic of China
Tel: (86 512) 6288 8090
Fax: (86 512) 6288 8070

DBS Bank (Hong Kong) Tianjin Representative Office
Unit 1902, 19/F
The Exchange Tower
189 Nanjing Road
Tianjin 300051
The People's Republic of China
Tel: (86 22) 2339 3075
Fax: (86 22) 2339 3003

Main Subsidiaries & Associated Companies

DBS Bank (Hong Kong) Limited
11th Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 2218 8822
Fax: (852) 2167 8222
100% owned by DBS Diamond Holdings Ltd, a wholly-owned subsidiary of DBS Bank

DBS Bank (China) Limited
Units 01 & 02 28th Floor
Units 01 & 02 29th Floor
Azia Center
No. 1233 Lujiazui Ring Road
Pudong New Area
Shanghai 200120
People's Republic of China
Tel: (21) 3896 8888
Fax: (21) 3896 8989
100% owned by DBS Bank

DBS Asia Capital Limited
22nd Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3668 1148
Fax: (852) 2868 0250
100% owned by DBS Bank

DBS Asset Management Ltd
8 Cross Street
#08-01 PWC Building
Singapore 048424
Tel: (65) 6878 7801
Fax: (65) 6534 5183
100% owned by DBS Bank

DBS China (Investment) Co. Ltd
Unit 1118 Level 11
China World Tower One
No. 1 Jianguomenwai Avenue
Beijing, PRC 100004
Tel: (65) 6505 1216
Fax: (65) 6505 1622
100% owned by DBS Bank

DBS Nominees Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBSN Services Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBS Trustee Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6878 3977
100% owned by DBS Bank

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
#02-01 PWC Building
Singapore 048424
Tel: (65) 6533 9688
100% owned by DBS Bank
DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia.

PT Bank DBS Indonesia
Plaza Permata
Ground Floor and 12th Floor
Jalan M. H. Thamrin Kav.57
Jakarta 10350
Indonesia
Tel: (62 21) 390 3366; 390 3368
Fax: (62 21) 390 3488; 390 3383
99% owned by DBS Bank

DBS HDM Capital Management Sdn Bhd
Suite 6-03B, 6th Floor
Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur
Malaysia
Tel: (03) 2144 2068
Fax: (03) 2144 5068
50% owned by DBS Bank
50% owned by Hwang-DBS (Malaysia) Bhd

AXS Infocomm Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6878 8884
10.81% owned by DBS Bank and 53.96% owned through wholly-owned subsidiaries of DBS Bank

Bank of the Philippines Islands
BPI Main Building
6768 Ayala Avenue
Corner Paseo de Roxas
Makati City, Metro Manila
1226 Philippines
Tel: (632) 845 5971; 845 5977; 845 5978
Fax: (632) 845 5980
20.34% owned by DBS Bank

Cholamandalam DBS Finance Limited
No. 2, N.S.C. Bose Road
Parrys, Chennai 600 001
India
Tel: (91 44) 2530 7172
Fax: (91 44) 2534 6464
37.48% owned by DBS Bank

Hutchison DBS Card Ltd
22/F, Hutchison House
10 Harcourt Road
Hong Kong
Tel: (852) 2128 1188
Fax: (852) 2128 1705
50% owned by DBS Bank (Hong Kong) Limited

Hwang-DBS (Malaysia) Bhd
Level 8, Wisma Sri Pinang
60 Green Hall
10200 Penang
Malaysia
Tel: (604) 263 6996
Fax: (604) 263 9597
4.17% owned by DBS Bank and 23.52% owned by DBS Vickers Securities Malaysia Pte Ltd, an indirect wholly-owned subsidiary of DBS Bank

The Islamic Bank of Asia Limited
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6220 7487
50% owned by DBS Bank

Investment & Capital Corporation of the Philippines
15th Fl, PS Bank Centre
777 Paseo de Roxas
Makati City
The Philippines
Tel: (632) 811 4656
Fax: (632) 819 0941
20% owned by DBS Bank

Network for Electronic Transfers (Singapore) Pte Ltd
298 Tiong Bahru Road
#04-01/06
Central Plaza
Singapore 168730
Tel: (65) 6272 0533
Fax: (65) 6272 2334
33.33% owned by DBS Bank

Orix Leasing Singapore Limited
331 North Bridge Road
#19-01 Odeon Towers
Singapore 188720
Tel: (65) 6339 3622
Fax: (65) 6339 4417
30% owned by DBS Bank

Notice of Annual General Meeting

DBS Group Holdings Ltd (Incorporated in the Republic of Singapore)
Company Registration No: 199901152M

Informal Briefing On DBS' 2007 Results
Chief Financial Officer Jeanette Wong will take questions on the DBS 2007 Results and contents of the 2007 Annual Report (at 1.30pm) immediately preceding the formal commencement of the Annual General Meeting.

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Ninth Annual General Meeting of the Shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 2 April 2008 at 2.00 p.m. to transact the following business:

ORDINARY BUSINESS

1 To receive and consider the Directors' Report and Audited Accounts for the year ended 31 December 2007 and the Auditors' Report thereon.

2 To declare a one-tier tax exempt Final Dividend of 20 cents per ordinary share, for the year ended 31 December 2007. [2006: Final Dividend of 20 cents per ordinary share, less income tax and a Special Dividend of 5 cents per ordinary share, less income tax]

3 (a) To sanction the amount of $1,750,945 proposed as Directors' Fees for 2007. [2006: $1,486,500]
(b) To sanction the amount of $1,000,000 proposed as special remuneration for Mr Koh Boon Hwee for 2007. [2006: Nil]

Please see Explanatory Notes below.

4 To re-elect the following Directors, who are retiring under Article 95 of the Company's Articles of Association:

(a) Mr John Alan Ross
(b) Mr Wong Ngit Liong

Further information on Mr John Ross and Mr Wong Ngit Liong can be found at page 130 of the 2007 Annual Report. Mr Goh Geok Ling and Mr Narayana Murthy are also retiring under Article 95 of the Company's Articles of Association, but are not offering themselves for re-election.

5 To re-elect Mr Christopher Cheng Wai Chee, who is retiring under Article 101 of the Company's Articles of Association.

Further information on Mr Christopher Cheng Wai Chee can be found at page 127 of the 2007 Annual Report.

SPECIAL BUSINESS
As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

Ordinary Resolutions

6 That Messrs PricewaterhouseCoopers be appointed as Auditors of the Company in place of the retiring Auditors, Messrs Ernst & Young, to hold office until the conclusion of the next Annual General Meeting of the Company, and that the Directors be authorised to fix their remuneration.

7A That the Board of Directors of the Company be and is hereby authorised to allot and issue from time to time such number of ordinary shares in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and the DBSH Share Plan (previously known as the DBSH Performance Share Plan) shall not exceed 7.5 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

7B That the Board of Directors of the Company be and is hereby authorised to offer and grant awards in accordance with the provisions of the DBSH Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Share Plan, PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Plan and the DBSH Share Option Plan shall not exceed 7.5 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

7C That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation and adjustments as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of The Board

Heng Lee Cheng (Ms)
Group Secretary
DBS Group Holdings Ltd

10 March 2008
Singapore

NOTES:
An ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The instrument appointing a proxy must be deposited at the Company's Office at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, at least 48 hours before the time for holding the Meeting.

EXPLANATORY NOTES ON ORDINARY AND SPECIAL BUSINESS

Ordinary Business

Ordinary Business Item 3(a): Directors' Fees for 2007
Ordinary business item 3(a) is to sanction the payment of $1,750,945 as Directors' Fees for 2007.

Ordinary Business Item 3(b): Special Remuneration for Mr Koh Boon Hwee for 2007
Ordinary business item 3(b) is to sanction the payment of $1,000,000 as special remuneration for Mr Koh Boon Hwee for 2007. The Company had on 24 September 2007 announced that Mr Jackson Tai would be stepping down as Vice-Chairman and Chief Executive Officer, and that Mr Koh Boon Hwee, currently non-executive Chairman, would take on an active management oversight role pending the appointment of a new Chief Executive Officer, to ensure leadership clarity and continuity during this transition period. Out of the $1,000,000 proposed, it is intended that $500,000 will be paid to Mr Koh in cash and $500,000 will be paid to Mr Koh in the form of an award of shares under the DBSH Share Plan. The number of shares to be awarded is derived by dividing the amount of

$500,000 by the last dealt price of the shares on the Singapore Exchange Securities Trading Limited on 25 February 2008 (fractions being disregarded), the date of grant of awards under the DBSH Share Plan to employees of the Group as part of their deferred bonus for 2007.

Special Business

Special Business Item 6: Appointment of Auditors

Resolution 6: Appointment of Messrs Pricewaterhouse Coopers as Auditors
At the Eighth Annual General Meeting in 2007, shareholders approved the re-appointment of Messrs Ernst & Young as Auditors of the Company. Messrs Ernst & Young's term as Auditors of the Company will expire at the forthcoming Ninth Annual General Meeting. Monetary Authority of Singapore (MAS) regulations require the Company to change its external Auditors every five years. As Messrs Ernst & Young have completed five audit cycles, they will not be seeking re-election at the forthcoming Ninth Annual General Meeting. The Board of Directors and MAS have approved the appointment of Messrs PricewaterhouseCoopers to be the Company's new external Auditors commencing 2008. Messrs PricewaterhouseCoopers were the Company's Auditors since its incorporation until the change to Messrs Ernst & Young in 2003.

Special business item 6 is accordingly to appoint Messrs PricewaterhouseCoopers as Auditors of the Company in place of the retiring Auditors, Messrs Ernst & Young, and to authorise the Directors to fix their remuneration.

In accordance with the requirements of Rule 1203(5) of the Listing Manual of the Singapore Exchange Securities Trading Limited:

(a) the outgoing Auditors, Messrs Ernst & Young, have confirmed that they are not aware of any professional reasons why the new Auditors should not accept appointment as Auditors of the Company; and

(b) the Company confirms that there were no disagreements with the outgoing Auditors, Messrs Ernst & Young, on accounting treatments within the last 12 months; and

(c) the Company confirms that, other than as set out above, it is not aware of any circumstances connected with the change of Auditors that should be brought to the attention of shareholders.

Pursuant to Section 205 of the Companies Act, Chapter 50, a copy of the notice of nomination of the proposed new Auditors from a shareholder of the Company is enclosed with the 2007 Annual Report.

Special Business Item 7: Authority To Issue Shares

Resolution 7A: DBSH Share Option Plan
Resolution 7A is to empower the Directors to issue ordinary shares in the capital of the Company pursuant to the DBSH Share Option Plan. Although the Rules of the DBSH Share Option Plan provide that the maximum number of ordinary shares which may be issued under the DBSH Share Option Plan and the DBSH Share Plan (previously known as the DBSH Performance Share Plan) is limited to 15 per cent of the total number of issued shares in the capital of the Company from time to time, Resolution 7A provides for a lower limit, namely, 7.5 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

Resolution 7B: DBSH Share Plan
Resolution 7B is to empower the Directors to offer and grant awards and to issue ordinary shares in the capital of the Company pursuant to the DBSH Share Plan. Although the Rules of the DBSH Share Plan provide that the maximum number of ordinary shares which may be issued under the DBSH Share Plan and the DBSH Share Option Plan is limited to 15 per cent of the total number of issued shares in the capital of the Company from time to time, Resolution 7B provides for a lower limit, namely, 7.5 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

Resolution 7C: Share Issue Mandate
Resolution 7C is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company, of which up to 20 per cent of the total number of issued shares (excluding treasury shares) may be issued other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that Resolution 7C is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 7C is passed, and (b) any subsequent bonus issue, consolidation or subdivision of shares.

Proxy Form

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

IMPORTANT:
1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We ______________________________

of ______________________________

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint Mr/Mrs/Ms

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies, to vote for me/us and on my/our behalf at the Ninth Annual General Meeting of the Company, to be held on Wednesday, 2 April 2008 at 2.00 pm and at any adjournment thereof in the following manner:

NO.	RESOLUTIONS	FOR	AGAINST
	Ordinary Business		
1	Adoption of Report and Accounts		
2	Declaration of Final Dividend on Ordinary Shares		
3	Approval of: (a) proposed Directors' Fees of S$1,750,945 and (b) proposed special remuneration of S$1,000,000 for Mr Koh Boon Hwee		
4	Re-election of the following Directors retiring under Article 95:- (a) Mr John Alan Ross (b) Mr Wong Ngit Liong		
5	Re-election of Mr Christopher Cheng Wai Chee, retiring under Article 101		
	Special Business		
6	Appointment of PricewaterhouseCoopers as Auditors in place of retiring Auditors, Ernst & Young		
7A	Approval to grant Options in accordance with the DBSH Share Option Plan		
7B	Approval to grant awards in accordance with the DBSH Share Plan		
7C	Approval to issue Shares pursuant to Section 161 of the Companies Act, Cap 50		

If you wish to exercise all your votes For or Against, please tick with "✓". Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote or abstain as the proxy deems fit.

As witness my/our hand(s) this____________ day of_____________2008.

No. of Ordinary Shares held	

____
Signature or Common Seal of Shareholder

IMPORTANT PLEASE READ NOTES OVERLEAF.

NOTES:

1 *Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.*

2 *A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.*

3 *Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.*

4 *The Instrument appointing a proxy must be deposited at the office of the Company at* ***6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809,*** *not less than 48 hours before the time appointed for the Annual General Meeting.*

5 *The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.*

6 *A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.*

7 *The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.*

February 14, 2008

The Board of Directors
DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One #39-02
Singapore 068809

Dear Sirs

Notice of Nomination of Auditor

Pursuant to Section 205 of the Companies Act, Chapter 50, I, the undersigned, being a shareholder of DBS Group Holdings Ltd ("DBSH"), hereby nominate **PricewaterhouseCoopers** for appointment as auditors of DBSH in place of the retiring auditors, **Ernst & Young**, at the forthcoming Annual General Meeting of DBSH.

Yours faithfully

Jeannie Hui

cc. PricewaterhouseCoopers
Ernst & Young

CIRCULAR DATED 10 MARCH 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of DBS Group Holdings Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made in this Circular.

DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed renewal of the share purchase mandate; and

(2) the proposed alteration to the Articles of Association.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	31 March 2008 at 2.30 p.m.
Date and time of Extraordinary General Meeting	:	2 April 2008 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Auditorium, 3rd Storey DBS Building Tower One 6 Shenton Way Singapore 068809

This page has been intentionally left blank.

CONTENTS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards in respect of Ordinary Shares granted under the DBSH Share Plan.
"CAR"	:	Capital Adequacy Ratio based on the guidelines set out by the Monetary Authority of Singapore in MAS Notice 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore" dated 28 May 2004.
"CDP"	:	The Central Depository (Pte) Limited.
"2007 Circular"	:	The Company's Circular to Shareholders dated 19 March 2007.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore as amended from time to time.
"Company" or **"DBSH"**	:	DBS Group Holdings Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 24 to 26 of this Circular.
"2007 EGM"	:	The extraordinary general meeting of the Company held on 4 April 2007.
"EPS"	:	Earnings per Ordinary Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 11 February 2008.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Maju"	:	Maju Holdings Pte. Ltd.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"MAS"	:	The Monetary Authority of Singapore.
"NAV"	:	Net asset value.
"Ordinary Shares"	:	Ordinary shares in the capital of the Company.
"ROE"	:	Return on equity.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.

"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Ordinary Shares granted pursuant to share option schemes implemented by the Company.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Ordinary Shares.
"Shareholders"	:	Persons who are registered as holders of Ordinary Shares in the Register of Members of the Company and Depositors who have Ordinary Shares entered against their names in the Depository Register.
"SIC"	:	The Securities Industry Council.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

Directors:

Mr Koh Boon Hwee *(Chairman)*
Mr Frank Wong Kwong Shing
Mr Ang Kong Hua
Mr Andrew Buxton
Mr Christopher Cheng Wai Chee
Mr Goh Geok Ling
Mr Kwa Chong Seng
Mr Narayana Murthy
Mr Peter Ong Boon Kwee
Mr John Alan Ross
Mr Wong Ngit Liong

Registered Office:

6 Shenton Way
DBS Building Tower One
Singapore 068809

10 March 2008

To: The Shareholders of DBS Group Holdings Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 2 April 2008 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the Share Purchase Mandate; and

(b) the proposed alteration to the Articles.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2007 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2007 Circular and the Ordinary Resolution set out in the Notice of the 2007 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of the Ordinary Resolution at the 2007 EGM and will expire on the date of the forthcoming Ninth Annual General Meeting to be held on 2 April 2008. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Ninth Annual General Meeting of the Company convened to be held on the same date.

As at the Latest Practicable Date, the Company had purchased or acquired an aggregate of 1,400,000 Ordinary Shares by way of Market Purchases (as defined in paragraph 2.3.3 below) pursuant to the Share Purchase Mandate approved by Shareholders at the 2007 EGM. The highest and lowest price paid was S$20.00 and S$18.90 respectively and the total consideration paid for all of the purchases was S$27,344,010, excluding commission, brokerage and goods and services tax.

As at the Latest Practicable Date, all of the 1,400,000 Ordinary Shares purchased or acquired by the Company are held as treasury shares.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for DBSH to undertake the purchase or acquisition of its Ordinary Shares, as previously stated in the 2007 Circular, is as follows:

(a) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia,* the ROE of DBSH. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the ROE of DBSH may be enhanced.

(b) In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that DBSH has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner. A share repurchase programme will also allow management to effectively manage and minimise the dilution impact (if any) associated with share option schemes and performance share plans.

(c) The Share Purchase Mandate will provide DBSH the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

The purchase or acquisition of Ordinary Shares will only be undertaken if it can benefit DBSH and Shareholders. Shareholders should note that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised. No purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on purchases or acquisitions of Ordinary Shares by DBSH under the proposed Share Purchase Mandate, if renewed at the EGM, are the same as were previously approved by Shareholders at the 2007 EGM and, for the benefit of Shareholders, are summarised below:

2.3.1 ***Maximum Number of Shares***

Only Ordinary Shares which are issued and fully paid-up may be purchased or acquired by DBSH. As previously approved by Shareholders at the 2007 EGM, the total number of Ordinary Shares which may be purchased or acquired by DBSH is limited to that number of Ordinary Shares representing not more than 10% of the issued Ordinary Shares of DBSH as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved. Any Ordinary Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 1,516,623,902 Ordinary Shares (being the 1,518,023,902 Ordinary Shares in issue as at the Latest Practicable Date, and disregarding 1,400,000 Ordinary Shares held in treasury as at the Latest Practicable Date), and assuming that:

(a) no further Ordinary Shares are issued pursuant to the exercise of exercisable Share Options or the vesting of Awards or the conversion of non-voting convertible preference shares in the capital of the Company; and

(b) no further Ordinary Shares are purchased or acquired by the Company and no Ordinary Shares purchased or acquired by the Company are held as treasury shares,

on or prior to the EGM, not more than 151,662,390 Ordinary Shares (representing 10% of the Ordinary Shares in issue (disregarding the Ordinary Shares held in treasury) as at that date) may be purchased or acquired by DBSH pursuant to the proposed Share Purchase Mandate.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Ordinary Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system or on any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by DBSH for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**"), otherwise than on a securities exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same (except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If DBSH wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105% of the Average Closing Price of the Ordinary Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days, on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, such securities exchange on which the Ordinary Shares are listed or quoted were recorded, preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Status of Purchased Ordinary Shares.** Ordinary Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Ordinary Shares will expire on such cancellation) unless such Ordinary Shares are held by the Company as treasury shares. Accordingly, the total number of issued Ordinary Shares will be diminished by the number of Ordinary Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

2.5 **Treasury Shares.** Under the Companies Act, Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.5.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

2.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.5.3 ***Disposal and Cancellation***

Where Ordinary Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.6 **Source of Funds.** The Company may purchase or acquire its own Ordinary Shares out of capital, as well as from its profits.

DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. DBSH does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital adequacy position of the Group would be materially adversely affected.

2.7 **Financial Effects.** The financial effects on DBSH and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* the number of Ordinary Shares purchased or acquired, the price paid for such Ordinary Shares and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2007, are based on the assumptions set out below:

2.7.1 ***Purchase or Acquisition out of Capital or Profits***

Purchases or acquisitions of Ordinary Shares by the Company may be made out of the Company's capital or profits.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Based on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2007, and having regard to:

(a) the amount of distributable reserves attributable to the Group of approximately S$8.7 billion as at that date; and

(b) the Maximum Price at the Latest Practicable Date, in the case of both Market Purchases and Off-Market Purchases, of S$18.41 for one Ordinary Share,

DBSH has sufficient distributable reserves to purchase Ordinary Shares representing up to 10% of its issued Ordinary Shares as at the Latest Practicable Date. The amount of distributable reserves available in the year 2008 and year 2009 would, however, depend on the performance of the Group in 2008 and 2009.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

In any case, no purchase or acquisition of Ordinary Shares, whether out of capital or profits, will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.7.2 ***Number of Ordinary Shares Acquired or Purchased***

Based on the number of issued and paid-up Ordinary Shares as at the Latest Practicable Date (and disregarding the Ordinary Shares held in treasury) and on the assumptions set out in paragraph 2.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 151,662,390 Ordinary Shares.

2.7.3 ***Maximum Price Paid for Ordinary Shares Acquired or Purchased***

Assuming that DBSH purchases or acquires 151,662,390 Ordinary Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of S$18.41 for one Ordinary Share (being the price equivalent to five per cent. above the average closing prices of the Ordinary Shares traded on the SGX-ST over the last five Market Days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$2.79 billion.

2.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* the aggregate number of Ordinary Shares purchased or acquired, the consideration paid at the relevant time and whether the Ordinary Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.7.2 and 2.7.3 above, and assuming the following:

(a) DBSH had purchased 151,662,390 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at the Latest Practicable Date, disregarding the Ordinary Shares which are held in treasury) on 1 January 2007;

(b) the cash applied to pay the purchase consideration would otherwise have earned a return of 3.16% per annum in the inter-bank market;

(c) a Singapore corporate income tax rate of 18%; and

(d) DBSH will not pay any dividends with respect to the Ordinary Shares which are repurchased,

the financial effects on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2007, would have been as follows:

	Per Consolidated Financial Statements	After Share Purchase[3]
Total Shareholders' funds ($'millions)	20,481	17,716
Number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	1,517,786	1,366,124
Weighted average number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	1,515,371	1,363,709
Net profit attributable to Shareholders ($'millions)	2,278	2,200
Financial Ratios		
NAV per Ordinary Share ($)	13.20	12.65
EPS ($)		
— Basic	1.50	1.60
— Fully Diluted[1]	1.44	1.54
ROE (%)[2]	11.65	13.11
CAR (%)		
— Tier 1	8.9	7.4
— Total	13.4	11.9

Notes:

(1) Adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting preference shares and the exercise of all outstanding employee share options where the resultant Ordinary Shares would be issued at a price lower than the average share price during the year.

(2) Adjusted to take into account one-time items which include impairment charges for the investment in TMB Bank, gains arising from the sale of buildings in Hong Kong and allowance write-back for a Singapore property.

(3) The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Ordinary Shares is effected out of capital or profits; or

(b) the purchased Ordinary Shares are held in treasury or are cancelled.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical 2007 numbers, and is not necessarily representative of future financial performance.

DBSH will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Ordinary Shares) in assessing the relative impact of a share purchase before execution.

2.8 **Tax Implications.** Shareholders who are in doubt as to their respective tax positions or the tax implications of Ordinary Share purchases by DBSH, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

2.9 **Listing Rules.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced.

In particular, in line with the best practices on securities dealings set out in the Listing Manual, the Company would not purchase or acquire any Ordinary Shares through Market Purchases during the period of one month immediately preceding the announcement of DBSH's full-year and half-year results and the period of two weeks before the announcement of the first quarter and third quarter results.

The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by public shareholders. As at the Latest Practicable Date, Temasek, a substantial shareholder of the Company, directly holds approximately 12.24% of the issued Ordinary Shares (excluding Ordinary Shares held in treasury) and Temasek's wholly-owned subsidiary, Maju, directly holds approximately 15.46% of the issued Ordinary Shares (excluding Ordinary Shares held in treasury). Temasek is wholly-owned by Minister for

Finance (Incorporated). Temasek and Maju have a combined direct holding of approximately 27.70% of the issued Ordinary Shares (excluding Ordinary Shares held in treasury). As at the Latest Practicable Date, approximately 72.09% of the issued Ordinary Shares (excluding Ordinary Shares held in treasury) are held by public shareholders. Accordingly, DBSH is of the view that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit DBSH to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

2.10 **Shareholding Limits.** The Articles currently provides that no person may, without first obtaining the approval of the MAS:

(a) hold a substantial shareholding in DBSH (as defined in Section 81(1) of the Companies Act); or

(b) whether acting alone or together with his associates, hold a controlling interest in DBSH. A person is regarded as holding a controlling interest in DBSH if that person singly or together with his associates, holds, or is in a position to control, 20% or more of the voting shares of DBSH; or

(c) whether acting alone or together with his associates, hold an interest in the voting shares of DBSH in excess of such other shareholding limits as the MAS may from time to time prescribe.

"**Associate**" is defined in Article 40C(A) to mean, in relation to a person:

(i) the person's spouse or parent or remoter lineal ancestor, son, daughter or remoter issue, brother or sister of the person;

(ii) any partner of the person;

(iii) any corporation of which the person is an officer;

(iv) (where the person is a corporation), any officer of the corporation;

(v) any employee or employer of the person;

(vi) any officer of any corporation of which the person is an officer;

(vii) any employee of a natural person of whom the person is an employee;

(viii) any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

(ix) any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

(x) any corporation in which the person who is in a position to control not less than 20% of the voting power in the corporation; and

(xi) (where the person is a corporation) a person who is in a position to control not less than 20% of the voting power in the corporation,

and/or such other person as may be prescribed by the MAS.

The limits described above are hereinafter referred to as the "**Prescribed Limits**".

The shareholding percentage of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares will increase should the Company cancel the Ordinary Shares purchased or acquired by the Company. Similarly, the percentage of voting rights of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares will increase should the Company hold in treasury the Ordinary Shares purchased or acquired by the Company.

DBSH wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON TO REACH OR EXCEED THE PRESCRIBED LIMITS (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO ANY PRESCRIBED LIMIT).

Shareholders whose current shareholdings are close to a Prescribed Limit and whose percentage shareholding may exceed a Prescribed Limit by reason of any purchase or acquisition of Ordinary Shares by DBSH **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Ordinary Shares representing the number of Ordinary Shares which they may hold in excess of such limit, as a consequence of a share purchase or acquisition by DBSH.

2.11 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by DBSH of its Ordinary Shares are set out below:

2.11.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by DBSH of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of DBSH increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of DBSH, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for DBSH under Rule 14 of the Take-over Code.

2.11.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing companies for the purchase of voting rights. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which the Shareholders (including the Directors) and persons acting in concert with them respectively will incur an obligation to make a takeover offer under Rule 14 after a purchase or acquisition of Ordinary Shares by DBSH are set out in Appendix 2 of the Take-over Code.

2.11.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, the Directors and persons acting in concert with them will incur an obligation to make a takeover offer for DBSH under Rule 14 if, as a result of DBSH purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of DBSH's voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the Ordinary Resolution authorising the Share Purchase Mandate.

2.11.4 ***SIC Rulings applicable to DBSH***

As at the Latest Practicable Date, Temasek directly holds approximately 12.24% of the issued Ordinary Shares (excluding Ordinary Shares held in treasury) and Maju directly holds approximately 15.46% of the issued Ordinary Shares (excluding Ordinary Shares held in treasury). Temasek and Maju (being Temasek's wholly-owned subsidiary) would be considered as parties acting in concert with each other in respect of their combined direct holdings of approximately 27.70% of the issued Ordinary Shares (excluding Ordinary Shares held in treasury). In the event that DBSH should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10% of its issued Ordinary Shares (excluding Ordinary Shares held in treasury), the combined holding of Temasek and Maju in the issued Ordinary Shares could increase from approximately 27.70% to more than 30%. Under the Take-over Code, Temasek would incur a mandatory take-over obligation for the issued Ordinary Shares.

Mr Koh Boon Hwee and Mr Kwa Chong Seng (together, the "**Common Directors**") are also directors of Temasek. Under the Banking (Corporate Governance) Regulations 2005, neither Mr Koh Boon Hwee nor Mr Kwa Chong Seng is considered an independent Director of DBSH as each of them is a non-executive director of Temasek, a substantial Shareholder of DBSH.

None of the other Directors are directors of Temasek or any parties acting in concert with it.

Temasek has obtained the following rulings from the SIC:

(a) Common Directors

Under the Take-over Code, the Common Directors would be deemed to be acting in concert with Temasek.

The SIC has ruled that the Common Directors are not concert parties of Temasek and that the present and future holdings of Ordinary Shares of the Common Directors and their respective associates will not be aggregated or consolidated with the present and future holdings of Ordinary Shares of Temasek and its concert parties for the purpose of determining whether a takeover obligation would arise under the Take-over Code, including Appendix 2.

The SIC has also ruled that none of the other Directors who are not nominees or directors of Temasek are presumed to be acting in concert with Temasek in relation to their holdings of Ordinary Shares.

(b) Head Company Groups, Foreign Affiliate Groups and Funds of Hedge Funds

The SIC has ruled that the Temasek Companies[1] are not acting in concert with the Head Company Groups[2], the Foreign Affiliate Groups[3] and/or the Hedge Funds[4] (in which the Funds of Hedge Funds invest) (the "**Relevant Hedge Funds**") to obtain control of DBSH, and that the shareholdings in DBSH of the Temasek Companies should not be aggregated with the present and future (if any) holdings of Ordinary Shares of any or all of the Head Company Groups, the Foreign Affiliate Groups and/or the Relevant Hedge Funds.

If and notwithstanding that they are aware that the announcement of the proposed share purchase by DBSH is imminent and that the Share Purchase Mandate is still in force:

(a) the Head Company Groups and/or the Foreign Affiliate Groups may acquire Ordinary Shares; and

---

1 "Temasek Companies" means Temasek and its subsidiaries and associated companies (other than the Head Company Groups, the Foreign Affiliate Groups and the Funds of Hedge Funds).

2 "Head Company Group" means each Head Company as set out in Part 1 of Appendix 1 to this Circular and its subsidiaries and associated companies. Head Companies are together called the "Head Companies" and individually, a "Head Company".

3 "Foreign Affiliate Group" means each Foreign Affiliate as set out in Part 2 of Appendix 1 to this Circular and its subsidiaries and associated companies. Foreign Affiliates are together called the "Foreign Affiliates" and individually, a "Foreign Affiliate".

4 "Funds of Hedge Funds" means the entities set out in Part 3 of Appendix 1 to this Circular.

(b) the Funds of Hedge Funds may acquire interests in the Relevant Hedge Funds which hold Ordinary Shares,

without causing Temasek and its concert parties, the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds to be required to make a general offer for DBSH.

(c) Temasek and its Concert Parties

Temasek and its concert parties (including Maju and the Temasek Companies) are exempted from the requirement to make a general offer for DBSH following an increase in the combined shareholding of Temasek and Maju in DBSH to 30% or more as a result of DBSH buying back its Ordinary Shares under the Share Purchase Mandate, subject to the following conditions:

(i) the circular on the resolution to authorise the Share Purchase Mandate contains advice to the effect that by voting for the renewal of the Share Purchase Mandate, Shareholders are waiving their rights to a general offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies); and the names and voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) at the time of the shareholders' meeting and after the buy-back are disclosed in the same circular;

(ii) the resolution to authorise the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the buy-back;

(iii) Temasek and its concert parties (including Maju and the Temasek Companies) shall abstain from voting for the resolution to authorise the renewal of the Share Purchase Mandate, and the Common Directors do not recommend Shareholders to vote in favour of the resolution to authorise the renewal of the Share Purchase Mandate; and

(iv) Temasek and its concert parties (including Maju and the Temasek Companies) have not acquired and will not acquire any Ordinary Shares between the date on which they know that the announcement of the buy-back is imminent and the earlier of:

(1) the date the authority of the Share Purchase Mandate expires; and

(2) the date DBSH announces it has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be,

if such acquisitions, taken together with the buy-back, would cause their aggregate voting rights in DBSH to increase to 30% or more.

(d) Invalidation of SIC Rulings

The SIC's rulings in respect of the Common Directors, the Head Company Groups and/or the Foreign Affiliate Groups will be invalidated should subsequent evidence indicate that any of the Common Directors, the Head Company Groups and/or the Foreign Affiliate Groups are or have been acting in concert with Temasek and/or its concert parties (including Maju and the Temasek Companies) with respect to DBSH. In reviewing such evidence, the SIC will consider, amongst others, the pattern, volume, timing and price of purchase of the Ordinary Shares, and, in the case of the Foreign Affiliates which are funds, the investment mandate and focus of such funds.

2.11.5 ***Advice to Shareholders***

Shareholders are advised that by voting in favour of the Ordinary Resolution relating to the renewal of the Share Purchase Mandate, they will be waiving their rights to a take-over offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies) who, as a result of the purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, would increase their collective interest in the Ordinary Shares to 30% or more.

2.11.6 ***Voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) before and after share purchase***

Based on the direct holdings of Ordinary Shares of Temasek and Maju as at the Latest Practicable Date, and assuming that:

(a) there is no change in their direct holdings of Ordinary Shares between the Latest Practicable Date and the date of the EGM;

(b) no new Ordinary Shares are issued to Temasek or Maju by DBSH following approval being received from Shareholders at the EGM for the renewal of the Share Purchase Mandate; and

(c) Temasek and Maju do not sell or otherwise dispose of their holdings of Ordinary Shares,

and disregarding Ordinary Shares held in treasury, the respective direct holdings of Ordinary Shares of Temasek and Maju as at the date of the EGM and after the purchase by DBSH of 10% of the issued Ordinary Shares pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase (as at date of EGM)		After Share Purchase	
	No. of Ordinary Shares	% of total issued Ordinary Shares[(1)]	No. of Ordinary Shares	% of total issued Ordinary Shares[(2)]
Temasek	185,673,795	12.24	185,673,795	13.60
Maju	234,497,040	15.46	234,497,040	17.18

Notes:

(1) Based on 1,516,623,902 issued Ordinary Shares (which excludes Ordinary Shares held in treasury) as at the Latest Practicable Date.

(2) Based on 1,364,961,512 issued Ordinary Shares, being the 1,516,623,902 issued Ordinary Shares referred to in note (1) above, after repurchase of 151,662,390 Ordinary Shares.

Shareholders are advised to consult their professional advisers and/or the SIC at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.

3. THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

3.1 **Code of Corporate Governance.** The Code of Corporate Governance 2005 provides that all directors should be required to submit themselves for re-nomination and re-election at regular intervals and at least every three years. This would include directors who hold executive positions in the company.

3.2 **Article 91.** Existing Article 91 provides that the Chief Executive Officer, subject to the provisions of any contract between him and the Company, is subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors.

Existing Article 91 is proposed to be altered to delete the phrase "subject to the provisions of any contract between him and the Company". This alteration is to make it clear that the Chief Executive Officer, as a Director, is subject to the same retirement by rotation, resignation and removal provisions as the other Directors and that such provisions will not be subject to any contractual terms that he may have entered into with the Company.

3.3 **Appendix 2.** The text of the Article which is proposed to be altered is set out in Appendix 2 to this Circular. The proposed alteration to the Articles is subject to Shareholders' approval.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

4.1 **Directors' Interests.** The interests of the Directors in the Ordinary Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest		Total Interest	
Directors	**No. of Ordinary Shares**	**%[1]**	**No. of Ordinary Shares**	**%[1]**	**No. of Ordinary Shares**	**%[1]**
Koh Boon Hwee	—	—	—	—	—	—
Frank Wong Kwong Shing	148,080	0.0097	116,300	0.0077	264,380	0.0174
Ang Kong Hua	—	—	—	—	—	—
Andrew Buxton	6,000	0.0004	—	—	6,000	0.0004
Christopher Cheng Wai Chee	—	—	—	—	—	—
Goh Geok Ling	2,100	0.0001	—	—	2,100	0.0001
Kwa Chong Seng	42,129	0.0028	100,000	0.0066	142,129	0.0094
Narayana Murthy	2,000	0.0001	—	—	2,000	0.0001
Peter Ong Boon Kwee	—	—	—	—	—	
John Alan Ross	20,000	0.00013	—	—	20,000	0.00013
Wong Ngit Liong	—	—	—	—	—	—

Note:

(1) Based on 1,516,623,902 issued Ordinary Shares (which excludes Ordinary Shares held in treasury) as at the Latest Practicable Date.

The interests of the Directors in Ordinary Shares comprised in outstanding Share Options and Awards as at the Latest Practicable Date are as follows:

Directors	No. of Ordinary Shares comprised in outstanding Share Options	No. of Ordinary Shares comprised in outstanding Awards
Frank Wong Kwong Shing	448,050	275,478

4.2 **Substantial Shareholders' Interests.** The interests of the substantial Shareholders in the Shares as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest		Total Interest	
Substantial Shareholders	No. of Ordinary Shares	%[1]	No. of Ordinary Shares	%[1]	No. of Ordinary Shares	%[1]
Temasek	185,673,795	12.24	237,001,040[2]	15.63	422,674,835	27.87
Maju	234,497,040	15.46	—	—	234,497,040	15.46

Notes:

(1) Based on 1,516,623,902 issued Ordinary Shares (which excludes Ordinary Shares held in treasury) as at the Latest Practicable Date.

(2) This excludes 474,000 Ordinary Shares held by Singapore Consortium Investment Management Ltd, an associated company of DBS Asset Management Ltd ("**DBSAM**"), and 1,570,750 Ordinary Shares held by DBSAM, but includes the 234,497,040 Ordinary Shares held by Maju.

5. DIRECTORS' RECOMMENDATIONS

5.1 **The Proposed Renewal of the Share Purchase Mandate.** The Directors (other than the Common Directors) are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

The Common Directors, being Mr Koh Boon Hwee and Mr Kwa Chong Seng, have abstained from making any recommendation for Shareholders to vote in favour of Resolution 1 and will abstain from voting in respect of their holdings of Ordinary Shares (if any) on Resolution 1. The Common Directors will also not accept any appointment as proxies or otherwise for voting on Resolution 1 unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

Temasek and its concert parties (including Maju and the Temasek Companies) will abstain from voting in respect of their holdings of Ordinary Shares (if any) on Resolution 1.

5.2 **The Proposed Alteration to the Articles.** The Directors are of the opinion that the proposed alteration to Article 91 is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Special Resolution relating to the proposed alteration to Article 91 to be proposed at the EGM.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 24 to 26 of this Circular, will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on 2 April 2008 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary and Special Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

7.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

7.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2007;

(b) the 2007 Circular; and

(c) the Memorandum and Articles of Association of the Company.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
DBS GROUP HOLDINGS LTD

KOH BOON HWEE
CHAIRMAN

HEAD COMPANIES, FOREIGN AFFILIATES AND FUNDS OF HEDGE FUNDS

Part 1 — The Head Companies

1. Singapore Telecommunications Ltd
2. MediaCorp Pte Ltd
3. SembCorp Industries Ltd
4. Keppel Corporation Limited
5. Singapore Airlines Limited
6. PSA International Pte Ltd
7. SMRT Corporation Ltd
8. Singapore Power Limited
9. Wildlife Reserves Singapore Pte Ltd
10. Temasek Management Services Pte Ltd
11. Neptune Orient Lines Limited
12. Singapore Technologies Engineering Limited
13. Chartered Semiconductor Manufacturing Ltd
14. CapitaLand Limited
15. STATS ChipPac Ltd
16. Singapore Food Industries Limited
17. Singapore Computer Systems Limited
18. SNP Corporation Limited
19. Vertex Venture Holdings Pte Ltd
20. Singapore Technologies Telemedia Pte Ltd
21. Accuron Technologies Limited
22. Tuas Power Ltd
23. Senoko Power Limited
24. Power Seraya Limited
25. Gas Supply Pte Ltd
26. Mapletree Investments Pte Ltd
27. Mount Faber Leisure Group Pte Ltd
28. Aetos Security Management Pte Ltd
29. Certis CISCO Security Pte Ltd
30. CitySpring Infrastructure Management Pte Ltd
31. National University Hospital (Singapore) Pte Ltd
32. ST Asset Management Ltd
33. Surbana Corporation Pte Ltd

Part 2 — The Foreign Affiliates

1. PT Bank Danamon Indonesia Tbk
2. PT Bank Internasional Indonesia Tbk
3. Alliance Financial Group Berhad (previously known as Malaysian Plantations Berhad)
4. Shin Corporation Public Company Limited
5. NIB Bank Limited (formerly NDLC-IFIC Bank Limited)
6. Firstsource Solutions Limited
7. The GL Hotels Limited

Part 3 — The Funds of Hedge Funds

1. Fullerton Absolute Returns Investment Strategies Fund
2. Fullerton Monex Asia Feeder
3. Fullerton Capital Pte Ltd
4. Fullerton Orchard Unit Trust

THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION

The alteration which is proposed to be made to Article 91 of the Articles is set out below. For ease of reference, the full text of Article 91 that is proposed to be altered has also been reproduced and the alterations highlighted.

Existing Article 91

91. A Chief Executive Officer who is also a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

Proposed Alteration to Existing Article 91

By deleting Article 91 in its entirety and substituting therefor the following:

91. A Chief Executive Officer who is also a Director shall~~, subject to the provisions of any contract between him and the Company,~~ be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of DBS Group Holdings Ltd ("**DBSH**" or the "**Company**") will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 2 April 2008 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolution 1 will be proposed as an Ordinary Resolution and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of DBSH of all the powers of DBSH to purchase or otherwise acquire issued ordinary shares in the capital of DBSH ("**Ordinary Shares**") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") transacted through the Central Limit Order Book trading system and/or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by DBSH in general meeting, the authority conferred on the Directors of DBSH pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of DBSH is held; and

(ii) the date by which the next Annual General Meeting of DBSH is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, Other Exchange were recorded, preceding the date of the market purchase by DBSH or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Percentage**" means that number of issued Ordinary Shares representing 10% of the issued Ordinary Shares of DBSH as at the date of the passing of this Resolution (excluding any Ordinary Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to an Ordinary Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: Special Resolution
The Proposed Alteration to the Articles of Association

THAT Article 91 of the Articles of Association of the Company be altered in the manner as set out in Appendix 2 to the Company's Circular to Shareholders dated 10 March 2008.

By Order of the Board

Heng Lee Cheng (Ms)
Group Secretary

Singapore
10 March 2008

Notes:

1. A member of DBSH entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of DBSH.

2. The instrument appointing the proxy must be deposited at the Company's registered office at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809, not less than 48 hours before the time set for holding the Meeting.

3. DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. The amount of financing required for DBSH to purchase or acquire its Ordinary Shares, and the impact on DBSH's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the Ordinary Shares are purchased or acquired out of capital or profits, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares were purchased or acquired and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued and paid-up Ordinary Shares of DBSH as at 11 February 2008 (the "**Latest Practicable Date**") and excluding any Ordinary Shares held in treasury, the purchase by DBSH of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 151,662,390 Ordinary Shares.

   Assuming that DBSH purchases or acquires 151,662,390 Ordinary Shares at the Maximum Price, in the case of both market and off-market purchases, of S$18.41 for one Ordinary Share (being the price equivalent to 5% above the average closing price of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$2.79 billion.

   The financial effects of the purchase or acquisition of such Ordinary Shares by DBSH pursuant to the proposed Share Purchase Mandate on the financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2007 based on these and other assumptions are set out in paragraph 2.7 of the Company's Circular to Shareholders dated 10 March 2008.

DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199901152M

IMPORTANT

If you have purchased Ordinary Shares using your CPF funds, or hold non-voting convertible preference shares or hold non-voting redeemable convertible preference shares in the capital of the Company, this Circular is forwarded to you for your information only and this Proxy Form is not valid for use by you.

PROXY FORM

I/We ______________________________ NRIC No. ____________

of ____

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Wednesday, 2 April 2008 at 2.30 p.m. (or so soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary and Special Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate		
Resolution 2: Special Resolution To approve the proposed alteration to the Articles of Association		

Dated this ______ day of ________________ 2008

Total Number of Ordinary Shares held

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read Notes.

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809 not less than 48 hours before the time appointed for the Extraordinary General Meeting. The sending of a Proxy Form by a member does not preclude him from attending and voting in person at the Extraordinary General Meeting if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

7. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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END

SNP Vite Ltd (Singapore)